Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-169311

PROSPECTUS SUPPLEMENT

(To the Short Form Base Shelf Prospectus dated November 4, 2010)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated November 4, 2010 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus supplement and the short form base shelf prospectus may be obtained on request without charge from the Corporate Secretary of the issuer at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, Telephone: (604)419-3200 and are also available electronically at www.sedar.com.

New issue	June 10, 2011

1,800,000 Units

$2.85 per Unit

We are hereby qualifying for distribution up to 1,800,000 units (“units”) of Tekmira Pharmaceuticals Corporation at a price of $2.85 per unit, each unit consisting of one of our common shares (a “unit share”) and one-half of one common share purchase warrant (a “warrant”). Each whole warrant will entitle the holder to purchase one common share (a “warrant share”) at an exercise price of $3.35 per warrant share, subject to adjustment, at any time until 5:00 p.m. (Vancouver time) on the date that is five years following the date of the closing of the offering (the “Closing Date”). The units will be issued and sold in Canada pursuant to an agency agreement (the “agency agreement”), dated June 10, 2011, between us and Versant Partners Inc. (the “agent”). There is no agent for offers and sales of the units in the United States, which will be made directly by us. The offering price was determined by negotiation between the purchasers and us. In connection with this offering, we will pay fees to the agent. See “Plan of Distribution” beginning on page S-17 of this prospectus supplement for more information regarding these arrangements.

Our business and an investment in our securities involve significant risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and on page 10 of the accompanying short form base shelf prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.

Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying short form base shelf prospectus fully and consult with your own tax advisers.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of British Columbia, Canada, a majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States and certain of the experts named in this prospectus supplement are residents of Canada and a substantial portion of our assets are located outside the United States.

	Price to Public(1)	Discounts or Commissions	Proceeds to Tekmira(2)(3)
Per Unit	$2.85	$0.171	$2.679
Total(3)	$5,130,000	$307,800	$4,822,200

Notes:

(1)	The offering price for the units for investors in Canada will be payable in Canadian dollars and the offering price for investors in the United States will be payable in U.S. dollars. The U.S. dollar offering price will be determined based on the noon rate of exchange for converting one Canadian dollar into U.S. dollars on June 8, 2011, as reported by the Bank of Canada.
(2)	Before deduction of the legal, accounting and administrative expenses of this offering payable by us and estimated to be $280,000, which will be paid from the net proceeds received by us. See “Use of Proceeds.”
(3)	Assuming all of the units offered hereby are sold through the agent.

The agent will receive a cash fee equal to 6% of the gross proceeds realized from the sale of the units in the provinces of Canada (excluding Québec), and any other jurisdiction outside of the United States as we may agree with the agent. We estimate the total expenses of this offering, excluding the agent’s fee, will be approximately $280,000. The agent is not required to sell any specific number or dollar amount of the units offered by this offering, but will use their commercially reasonable best efforts to sell the units offered. The offering of the units will end on or about June 16, 2011. Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount, agent’s fee and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TKM” and on The NASDAQ Capital Market (the “NASDAQ”) under the symbol “TKMR”. On June 10, 2011, the last reported sale of our common shares on the TSX was $2.72 per share and US$2.66 per share on the NASDAQ. We have applied to have the unit shares and the warrant shares offered pursuant to this prospectus supplement listed on the TSX and NASDAQ. Listing will be subject to us fulfilling all the listing requirements of the TSX and NASDAQ.

There is no market through which the warrants may be sold and purchasers may not be able to resell the warrants purchased under this prospectus supplement. This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such warrants, and the extent of issuer regulation. See the “Risk Factors” section of this prospectus supplement and the accompanying short form base shelf prospectus.

Except as described below, it is anticipated that we will arrange for delivery of the unit shares forming part of the units to or for the account of the purchasers through the book-entry facilities of CDS Clearing and Depositary Services Inc. (“CDS”) and The Depository Trust Company (“DTC”) on the Closing Date. Except in limited circumstances, certificates evidencing the unit shares will not be issued to purchasers and registration will be made in the depositary services of CDS and DTC. Notwithstanding the foregoing, unit shares issued to purchasers in the United States and certain other purchasers outside of Canada will be represented by definitive certificates issued in fully registered form. Certificates for the warrants forming part of the units will be issued in fully registered form. See “Plan of Distribution”.

This prospectus supplement contains references to both United States dollars and Canadian dollars. All references in this document to “dollars” or “$” are to Canadian dollars unless otherwise indicated. United States dollars are referred to as “US$”.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

-i-

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding our company contained in the accompanying short form base shelf prospectus. The second part, the accompanying short form base shelf prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying short form base shelf prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying short form base shelf prospectus together with the additional information about us to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated By Reference” and “Where You Can Find More Information”.

You should rely only on information contained in this prospectus supplement, the accompanying short form base shelf prospectus and the documents we incorporate by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying short form base shelf prospectus or the information incorporated by reference herein or therein, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the units only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying short form base shelf prospectus, including the information contained herein and therein, is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying short form base shelf prospectus and you should not assume otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying short form base shelf prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

As used in this prospectus supplement, references to:

•	“Company” means Tekmira Pharmaceuticals Corporation, a British Columbia company;

•	“Protiva” means Protiva Biotherapeutics Inc., a British Columbia company and a wholly-owned subsidiary of Tekmira; and

•	“We”, “us”, “our”, and “Tekmira” means Tekmira Pharmaceuticals Corporation and, depending on the context, includes Protiva.

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

We prepare our financial statements, which are incorporated by reference in this prospectus supplement, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Historically we prepared our consolidated financial statements in conformity with Canadian GAAP, including the financial statements and information contained in, or incorporated by reference into, our short form base shelf prospectus and dated November 4, 2010. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies who are also SEC registrants the option of preparing their financial statements under U.S. GAAP. Based on a number of our peers and collaborators reporting under U.S. GAAP we concluded that U.S. GAAP is more relevant to the users of our financial statements than Canadian GAAP. Therefore, effective December 31, 2010, we adopted U.S. GAAP as the reporting standard for our consolidated financial statements. The financial statements incorporated by reference in this prospectus supplement are provided as if we had historically reported in accordance with U.S. GAAP.

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference”.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying short form base shelf prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends, and the negative of such expressions. Forward-looking statements in this prospectus supplement and the accompanying short form base shelf prospectus, including the documents incorporated by reference, include statements about, among others:

•	Tekmira’s strategy, future operations, clinical trials, prospects and plans of management;

•	RNAi product development programs;

•	estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners;

•	selection of additional product candidates;

•	timing of release of clinical data;

•	the quantum and timing of potential funding;

•	use of lipid nanoparticle (LNP) technology by Tekmira’s licensees (we have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles);

•	the effects of Tekmira’s products on the treatment of high LDL cholesterol, cancer and ebola infection;

•	Tekmira’s expectations with respect to existing and future agreements with third parties;

•	statements about the nature, prospects and anticipated timing to resolve the complaint and amended complaint filed by Tekmira against Alnylam and AlCana Technologies, Inc. (“AlCana”);

•	the nature, scope and quantum of damages sought by Tekmira from Alnylam and AlCana;

•	measures taken to ensure that Tekmira can pursue the litigation with Alnylam and AlCana without interruption to Tekmira’s core business activities;

•	estimates and scope of Tekmira’s financial guidance and expected cash runway in light of the litigation with Alnylam and AlCana;

•	statements about Alnylam’s answer and counterclaim to Tekmira’s complaint against Alnylam;

•	statements about Tekmira’s amended claim against Alnylam, including the addition of AlCana as defendant; and

•	estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for high LDL cholesterol, cancer and ebola infection; the developmental milestones and approvals required to trigger funding for Tekmira’s products; results in non-human primates are indicative of the potential effect in humans; the effectiveness of Tekmira’s technology as a treatment for infectious diseases; Tekmira’s research and development capabilities and resources; FDA consent with respect to commencing clinical trials; FDA approval of Tekmira’s products; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the timing required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners; the nature and prospects of the litigation with Alnylam and AlCana; the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira’s financial position and execution of Tekmira’s business strategy; the effect of Alnylam’s answer and counterclaim on Tekmira’s litigation position; the nature and prospects of the additional complaints against Alnylam contained in Tekmira’s amended claim, including the nature and prospectus of litigation against the added defendant, AlCana; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira’s products; and the availability and cost of labour and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors that could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein and in the accompanying short form base shelf prospectus, including the documents incorporated by reference herein and therein. Known risk factors include, among others:

•	the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of;

•

the FDA will not consent to the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials and studies;

•	the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions;

•	future operating results are uncertain and likely to fluctuate;

•	Tekmira may not be able to develop and obtain regulatory approval for its products;

•	competition from other pharmaceutical or biotechnology companies;

•	Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all;

•	economic and capital market conditions;

•	Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others;

•	Tekmira’s research and development capabilities and resources will not meet current or expected demand;

•	Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all;

•	anticipated payments under contracts with Tekmira’s collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira;

•	pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all;

•	pre-clinical and clinical trials may be more costly or take longer to complete than anticipated;

•	pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate;

•	funding from research and product development partners may not be provided when required under agreements with those partners;

•	Tekmira may become subject to product liability or other legal claims for which the company has made no accrual on its financial statements;

•	reduction in Roche revenue may not be replaced in the quantity anticipated or at all;

•

the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam in its counterclaim;

•	there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or AlCana in the quantum anticipated by Tekmira, or at all;

•	legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira’s financial position and ongoing business strategy;

•	the uncertainty of litigation, including the time and expenses associated therewith;

•

risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; and

•	Tekmira has not sufficiently budgeted for capital expenditures necessary to carry planned activities.

More detailed information about these and other factors is included in this prospectus supplement and the accompanying short form base shelf prospectus under the sections entitled “Risk Factors”, as well as in the documents incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus. Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward looking statements are based upon our beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our Corporate Secretary at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, telephone: (604) 419-3200, and are also available electronically on SEDAR at www.sedar.com.

The following documents, which we have filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this prospectus supplement:

(a)	our management proxy circular dated May 10, 2011, prepared in connection with the annual meeting of our shareholders to be held on June 22, 2011;

(b)	our unaudited U.S. GAAP financial statements for the three month period ended March 31, 2011, together with the notes thereto;

(c)	our management’s discussion and analysis of financial condition and results of operations dated May 10, 2011 for the three month period ended March 31, 2011;

(d)	our audited U.S. GAAP consolidated balance sheets as at December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss, consolidated statements of stockholders’ equity and consolidated statements of cash flows for each of the years in the three year period ended December 31, 2010, together with the notes thereto and the auditors’ report thereon;

(e)	our management’s discussion and analysis of financial condition and results of operations dated March 30, 2011 for the year ended December 31, 2010;

(f)	our annual information form dated March 30, 2011 for the fiscal year ended December 31, 2010;

(g)	our material change report dated March 25, 2011 with respect to our complaint against Alnylam Pharmaceuticals, Inc. for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising; and

(h)	our material change report dated June 6, 2011 with respect to Alnylam’s answer and counterclaim against us and our amended complaint against Alnylam.

Any document of the type referred to in Section 11.1 of Form 44-101F1—Short Form Prospectus Distributions of the Canadian Securities Administrators filed by us with a securities commission or any similar authority in Canada after the date of this prospectus supplement and during the currency of this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, if and to the extent expressly provided therein.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, a securities commission or similar regulatory authority in Canada during the term of this prospectus supplement, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed, and including all disclosure in this prospectus supplement derived from the aforementioned filings, shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement. Upon new interim financial statements and related management’s discussion and analysis being filed by us with a securities commission or similar regulatory authority in Canada during the term of this prospectus supplement, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis, and including all disclosure in this prospectus supplement derived from the aforementioned filings shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement. Upon a new management proxy circular relating to an annual meeting of holders of common shares being filed by us with a securities commission or similar regulatory authority in Canada during the term of this prospectus supplement, the information circular for the preceding annual meeting of holders of common shares and all disclosure in this prospectus supplement derived from the information circular for the preceding annual meeting of holders of common shares shall be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of securities under this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying base shelf prospectus, the documents specified under “Documents Incorporated by Reference” in this prospectus supplement and the form of agency agreement have been filed or will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus supplement forms a part.

ENFORCEABILITY OF CIVIL LIABILITIES

We and our wholly-owned subsidiary, Protiva, are each incorporated under the laws of the Province of British Columbia, Canada, and all of our assets are located outside the United States. In addition, the majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. Additionally, it may not be possible for you to enforce judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws or other laws of the United States. In addition, there is doubt as to whether an original action could be brought in Canada against us or our directors or officers based solely upon United States federal or state securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of United States federal or state securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed National Registered Agents, Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus supplement.

Mark Murray, Daniel Kisner and Frank Karbe reside outside of Canada. Although Drs. Murray and Kisner, and Mr. Karbe have appointed Farris, Vaughan, Wills & Murphy LLP as their agents for service of process in Canada, it may not be possible for investors to enforce judgements obtained in Canada against Drs. Murray and Kisner, and Mr. Karbe.

CURRENCY AND EXCHANGE RATES

In this prospectus supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in Canadian dollars. All references to “$” or “dollars” are to the lawful currency of Canada and all references to “US$” are to the lawful currency of the United States. In this prospectus supplement, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon rate of exchange of the Bank of Canada on June 10, 2011.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average rates of exchange in effect during such periods; (iii) the high rates of exchange in effect during such periods; and (iv) the low rates of exchange in effect during such periods, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to U.S. dollars as reported by the Bank of Canada.

	Years December 31,			Three Months Ended March 31, 2011
	2010	2009	2008
Low	$0.9278	$0.7692	$0.7711	$0.9978
High	$1.0054	$0.9716	$1.0289	$1.0324
Average	$0.9708	$0.8757	$0.9381	$1.0147
End	$1.0054	$0.9555	$0.8166	$1.0290

On June 10, 2011, the noon exchange rate quoted by the Bank of Canada for Canadian dollars was $1.00 = US$1.0238.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at http://www.sedar.com.

RISK FACTORS

The purchase of securities offered under this prospectus supplement involves risks that prospective purchasers should take into consideration when making a decision to purchase such securities. Investors should carefully consider the risks described in this prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein, together with all of the other information included herein and therein, before making an investment decision. If any of the risks identified by us actually occurs or materializes, our business, financial condition or results of operations could be adversely affected, even materially adversely affected. In such an event, the trading price of our securities could decline and you may lose part or all of your investment. You should not consider an investment in our securities unless you are capable of sustaining an economic loss of the entire investment.

Risks Relating To This Offering

There can be no assurance as to the liquidity of the warrants or that a trading market for the warrants will develop.

There is currently no public market through which the warrants may be sold and we do not intend to apply for the listing of the warrants on any securities exchange. This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the warrants.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our securityholders.

Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our units, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering as described in the section below entitled “Use of Proceeds.” However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

Risks Related to Ownership of Our Common Shares

If we become a “passive foreign investment company”, adverse U.S. federal income tax consequences will likely result for U.S. holders of our securities.

Based on our current business plans and financial projections, we believe that we should not be classified as a PFIC (as defined in “Certain Material United States Federal Income Tax Considerations” below) during our current tax year ending December 31, 2011. However, no assurance can be provided that we will not become a PFIC for any taxable year during which a “U.S. Holder” (as defined in “Certain Material United States Federal Income Tax Considerations” below) holds our common shares, warrants or warrant shares. If we are classified as a PFIC for any year during a U.S. Holder’s holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of our common shares, warrants or warrant shares, or any so-called “excess distribution” received on our common shares, warrants or warrant shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions. Normally, a shareholder can mitigate such tax consequence by making a timely and effective QEF Election (as defined in “Certain Material United States Federal Income Tax Considerations” below) or a “mark-to-market” election with respect to the applicable securities, but U.S. Holders that hold warrants are generally not eligible to make a QEF Election with respect to our warrants or warrant shares, and such holders are also not eligible to make a mark-for-market election with respect to the warrants. We do not currently intend to provide U.S. Holders with the information required to make a QEF Election effective in the event we are a PFIC. A U.S. Holder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the U.S. Holder’s common shares over the U.S. Holder’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain Material United States Federal Income Tax Considerations.” Each U.S. Holder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the ownership and disposition of common shares, warrants and warrant shares.

Risks Related to Patents, Licenses and Trade Secrets

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our common shares to decline.

There has been significant litigation in the biotechnology industry over patents and other proprietary rights, and we are or may become involved in various types of litigation that arise from time to time. Involvement in litigation could consume a substantial portion of our resources, regardless of the outcome of the litigation. Counterparties in litigation may be better able to sustain the costs of litigation because they have substantially greater resources. If claims against us are successful, in addition to any potential liability for damages, we could be required to obtain a license, grant cross-licenses, and pay substantial royalties in order to continue to manufacture or market the affected products. Involvement and continuation of involvement in litigation may result in significant and unsustainable expense, and divert management’s attention from ongoing business concerns and interfere with our normal operations. Litigation is also inherently uncertain with respect to the time and expenses associated therewith, and involves risks and uncertainties in the litigation process itself, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals. Ultimately we could be prevented from commercializing a product or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights and the costs associated with litigation, which could have a material adverse effect on our business, financial condition, and operating results and could cause the market value of our common shares to decline.

On March 16, 2011 we announced that we had filed a lawsuit against Alnylam, and on April 6, 2011 Alnylam filed an answer and counterclaim to our suit. On June 3, 2011, we filed an amended complaint against Alnylam, which, among other things, added AlCana as a defendant. See “Recent Developments—Litigation with Alnylam” for more detail.

The final outcome of this litigation is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira. There may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam or Alcana in the quantum anticipated by Tekmira, or at all. Additionally, we could be subject to further counterclaims or other actions in Alnylam or Alcana’s defense strategy that may require us to respond or take action, which could require us to incur additional expense. Legal expenses and the outcome of the litigation with Alnylam and Alcana are uncertain and may exceed current estimates, which may have a material adverse effect on our financial position and ongoing business strategy.

OUR BUSINESS

Tekmira was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), on October 6, 2005 and commenced active business on April 30, 2007 when Tekmira and its parent company, Inex Pharmaceuticals Corporation, were reorganized under a statutory plan of arrangement completed under the provisions of the BCBCA. The Reorganization saw Inex’s entire business transferred to and continued by Tekmira.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

Business Strategy

Our business strategy is to develop our own internal RNA interference (RNAi) therapeutic product candidates and to support our pharmaceutical partners as they advance RNAi product candidates using our lipid nanoparticle delivery technology.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of product candidates being developed internally with our research and development resources. We also support the development of some of our partners’ product candidates and are developing an Ebola antiviral (“TKM-Ebola”) under a Transformational Medical Technologies contract with the U.S. Department of Defense. Our focus is on advancing product candidates that utilize our proprietary lipid nanoparticle, or LNP, technology, for the delivery of RNAi drug products. We have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles. These product candidates are intended to treat diseases through a process known as RNAi which prevents the production of proteins that are associated with various diseases.

Our most advanced internal product candidates are:

•	TKM-PLK1, for the treatment of cancer;

•	TKM-Ebola, for the treatment of Ebola infection; and

•	TKM-ApoB, for the treatment of high cholesterol.

In the field of RNAi therapeutic products, we have licensed our lipid nanoparticle delivery technology to Alnylam and Merck & Co., Inc. Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. (together “Roche”), Regulus Therapeutics, Inc. (which is a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited. In addition, we have ongoing research relationships with Bristol-Myers Squibb Company (“BMS”) and the United States National Cancer Institute as well as other undisclosed pharmaceutical and biotechnology companies. Outside the RNAi field, we have legacy licensing agreements with Talon Therapeutics, Inc. (formerly Hana Biosciences, Inc.) and Aradigm Corporation.

TKM-PLK1

Our lead oncology RNAi product candidate, TKM-PLK1, is currently in a Phase 1 human clinical trial. TKM-PLK1 has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. TKM-PLK1 is targeted against PLK1 (polo-like kinase 1), a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of toxicities often associated with oncology drugs. The TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations also provided potent anti-tumor efficacy in preclinical models of tumors outside the liver.

TKM-Ebola

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease.

In the published studies, non-human primates were infected with a lethal dose of ZEBOV and were then treated with seven daily doses of TKM-Ebola. The TKM-Ebola therapeutic delivered three different siRNAs targeting three separate viral gene products thereby inactivating the virus in three different parts of its life cycle. The three siRNAs were encapsulated in our proprietary LNP delivery technology engineered for delivery to the cells where the Ebola virus is known to replicate. All of the non-human primates treated with TKM-Ebola survived the infection and were shown to be free of ZEBOV virus infection within 14 days after inoculation with a lethal dose of ZEBOV virus.

On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. In the initial phase of the contract, which is expected to last approximately three years, we are eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial. We expect to file an IND for TKM-Ebola in the second half of 2011.

TKM-ApoB

On January 7, 2010 we announced the completion of the Phase 1 TKM-ApoB clinical trial. We enrolled a total of 23 subjects in the trial. Of the 23 subjects enrolled, 17 subjects received a single dose of TKM-ApoB at one of seven different dosing levels and six subjects received a placebo. TKM-ApoB is being developed as a treatment for patients with high levels of low-density lipoprotein (LDL) cholesterol, or “bad” cholesterol, who are not well served by current therapy. TKM-ApoB is designed to reduce the production of apolipoprotein B 100 (ApoB), a protein produced in the liver that plays a central role in cholesterol metabolism.

The primary endpoints of the TKM-ApoB Phase 1 clinical trial were measures of safety and tolerability. TKM-ApoB was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity observed in preclinical studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event comprised of flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial.

Our more recent research efforts have been focused on developing new LNP formulations employing novel lipids to achieve improvements in potency and tolerability. We have identified several new LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

RECENT DEVELOPMENTS

In this section we discuss developments in our business since the filing of our Annual Information Form on March 30, 2011.

Litigation with Alnylam

On March 16, 2011, we announced the filing of a complaint against Alnylam alleging misappropriation and misuse of our trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship with us as a collaborator to engage in inappropriate and harmful conduct concerning our proprietary LNP technology, resulting in damage to our intellectual property and business interests. We are seeking damages based on Alnylam’s conduct as alleged in the complaint.

On April 6, 2011, Alnylam filed an answer to our complaint denying our claims and filed a counterclaim asserting breach of contract, defamation, breach of covenant not to sue and breach of patent prosecution and non-use provisions. Alnylam is seeking dismissal of our claim as well as damages and equitable relief. In the course of the litigation, Alnylam has asserted, among other claims, that Tekmira is in breach of the license and manufacturing agreements between the companies.

On June 3, 2011, we filed an amended complaint against Alnylam. Our amended complaint adds new claims alleging breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. The amended complaint also adds AlCana as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against Alcana. We are seeking damages based on Alnylam’s conduct as alleged in the amended complaint including termination of Alnylam’s license to our technology. See “Risks related to Patents, Licenses and Trade Secrets”

TKM-PLK1 Phase 1 trial started

On December 22, 2010 we announced the initiation of patient dosing in a Phase 1 human clinical trial for TKM-PLK1. The Phase 1 clinical trial, conducted at three medical centers in the United States, is an open label, multi-dose, dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1 as well as determining the maximum tolerated dose. The trial will enroll up to 52 patients with advanced solid tumors. Secondary objectives of the trial are to measure tumor response as well as the pharmacodynamic effects of TKM-PLK1 in patients providing biopsies.

National Cancer Institute collaboration publications

On June 2, 2011 we announced that we have secured non-exclusive licenses from Alnylam targeting two validated oncology targets: WEE1 and CSN5. The announcement follows the generation of promising data from our collaboration with the National Cancer Institute. Gene expression data from human tumor samples indicate that both CSN5 and WEE1 are up-regulated in a number of human cancers and have been identified as potential molecular targets in breast, liver, lung, ovarian and skin cancer, amongst other tumor types. These key genes promote tumor cell growth and cancer pathogenesis. LNP delivery of siRNA targeting WEE1 effectively suppresses tumor growth and increases the survival of treated animals in preclinical models of human hepatocellular carcinoma (HCC or liver cancer) in a dose-dependent manner. LNP delivery of siRNA against CSN5 resulted in 80% inhibition of tumor cell growth in vitro and significant reduction in tumor growth in preclinical models of human liver cancer. A combination RNAi approach that depletes both WEE1 and CSN5 may be ideal for inactivating multiple pathways that promote cancer, and to avoid cellular resistance. Combinations of WEE1 and CSN5 siRNA resulted in a significant increase in apoptosis in human liver cancer cells in vitro, relative to the action of each siRNA alone.

We are conducting additional preclinical work on a WEE1/CSN5 product candidate including the evaluation of a number of tumor specific LNP formulations prior to initiating formal toxicology studies required for filing an Investigational New Drug application.

Expansion of collaboration with BMS

On May 17, 2011 we announced that we have expanded our current multi-year collaboration with BMS to include evaluation of our newly developed LNP formulations designed for delivery to tumors and other tissues outside the liver. In addition, the two companies are expanding ongoing target validation work.

USE OF PROCEEDS

We estimate that the net proceeds to us from the offering of the units, assuming all of the units offered hereby are sold, will be approximately $4,542,200, after deducting certain fees due to the agent and our estimated offering expenses, as described in “Plan of Distribution”.

In addition, from time to time, when the warrants are exercised, we may receive proceeds equal to the aggregate exercise price of such warrants. In certain circumstances, warrant holders may be permitted to undertake a cashless exercise of warrants into warrant shares. In such event, we will not receive any proceeds from the exercise of such warrants. For more information on the cashless exercise of warrants, see “Details of Offering—Warrants” below.

Assuming all of the units offered hereby are sold, all of the warrants are exercised prior to the expiry time, no cashless exercise of the warrants has been undertaken and no adjustment based on the anti-dilution provisions contained in the warrant certificate has taken place, the gross proceeds to us from the exercise of all of the warrants sold in the unit offering will be approximately $3,015,000.

We intend to use any net proceeds from the exercise of the warrants to fund our drug development activities and for general corporate purposes.

We intend to use any net proceeds from the sale of units offered by this prospectus supplement and from the exercise of the warrants for working capital and general corporate purposes, including, but not limited to progressing our research and development programs, including our various collaborative arrangements, as well as advancing and protecting our LNP technology, including the lawsuit against Alnylam.

As of the date of this prospectus supplement, we have not specifically allocated any of the net proceeds to any to these particular uses. Accordingly, our management will have broad discretion in the application of the net proceeds and the amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, our litigation with Alnylam and the terms of any collaborative arrangements.

Pending the application of net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

DETAILS OF THE OFFERING

The offering consists of up to 1,800,000 units at a price of $2.85 per unit. Each unit consists of one unit share and one-half of one warrant. Each whole warrant entitles its holder to purchase one warrant share at an exercise price of $3.35 per warrant share. The unit shares and the warrants comprising the units will separate and be separately transferable immediately on the closing of the offering.

Common Shares

Our authorized share capital consists of an unlimited number of common shares without par value, of which 10,341,934 were issued and outstanding as at June 10, 2011, and an unlimited number of preferred shares without par value of which none were issued and outstanding as at June 10, 2011. None of our shares are held by us or on behalf of us.

The holders of our common shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of common shares are entitled to receive on a pro-rata basis such dividends as our board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of preferred shares.

Concurrent with the completion of our acquisition in May 2008 of all outstanding shares of Protiva, we completed a private placement of shares with Alnylam and Roche. Under the share subscription agreements entered into in respect of this private placement, Alnylam and Roche were granted pre-emptive purchase rights. Accordingly, we may not issue any securities unless Alnylam and Roche are offered the right to purchase their pro rata share of the issuance. Certain share issuances are excluded form these pre-emptive subscription rights including share issuances under share incentive plans and acquisitions of control over another entity or its assets. Alnylam and Roche may only exercise their pre-emptive rights if the party exercising the rights holds at least 2% of our outstanding common shares as calculated on a non-dilutive basis. The pre-emptive rights granted to Alnylam and Roche expire at the end of May 2012.

Warrants

The following is a summary of the material attributes and characteristics of the warrants.

Each whole warrant will entitle the holder to purchase one warrant share at an exercise price of $3.35 per warrant share, subject to adjustment as summarized below, at any time until 5:00 p.m. (Vancouver time) on the date that is five years following the date of the closing of the offering.

There is no market through which the warrants may be sold and purchasers may not be able to resell the warrants purchased under this prospectus supplement. This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such warrants, and the extent of issuer regulation. See “Risk Factors”.

Certificates representing the warrants forming part of the units will be issued on the closing of the offering. The rights evidenced by the warrants may be exercised by the holder by providing to CIBC Mellon Trust Company the certificate representing the warrants and a duly completed subscription form together with payment of the exercise price or notice of cashless exercise in accordance with the terms of the warrants.

No person holding warrants may exercise the warrants during any period of time when a registration statement registering the common shares issuable upon exercise of the warrants is not effective or an exemption or exclusion from the registration requirements of the United States Securities Act of 1933 is not otherwise available.

In the event that prior to the expiry of the warrants, a registration statement under the United States Securities Act of 1933 registering the common shares issuable upon exercise of the warrants is not effective, and for so long as such registration statement is not effective, any warranthholder may, in its sole discretion, in lieu of making the cash payment otherwise contemplated to be made upon exercise of the warrants, exercise the warrants on a net cashless basis in accordance with the terms of the warrants.

The terms of the warrants will provide for adjustment in the number of warrant shares purchasable and/or the exercise price per warrant share upon the occurrence of certain events, including:

(a)	the subdivision or change of our outstanding common shares into a greater number of shares;

(b)	the reduction, combination or consolidation of our outstanding common shares into a smaller number of shares;

(c)	the issuance of common shares to the holders of all or substantially all of our outstanding common shares by way of stock dividend, other than dividends paid in the ordinary course (as used in this prospectus supplement, “dividends paid in the ordinary course” means cash dividends declared payable on the common shares in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of: (i) 10% of the aggregate amount of cash dividends declared payable by the Company on the common shares in its immediately preceding fiscal year, (ii) 10% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Company on the common shares in its three immediately preceding fiscal years and (iii) 25% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding fiscal year;

(d)	the issuance to all or substantially all of the holders of our outstanding common shares of rights, options or warrants under which such holders are entitled, for a period expiring not more than 45 days after the record date for such issuance to subscribe for or purchase common shares (or securities convertible into or exchangeable for common shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the “current market price”, as defined in each certificate representing warrants, on such record date;

(e)	the distribution to all or substantially all of the holders of our outstanding common shares of: (i) shares of any class other than common shares, shares distributed to holders of common shares who have elected to receive dividends in the form of such shares in lieu of “dividends paid in the ordinary course” and common shares issued to the holders of all or substantially all of the outstanding common shares by way of stock dividend; (ii) rights, options or warrants (excluding those exercisable for 45 days or less after the record date therefor), (iii) evidences of indebtedness, or (iv) assets (excluding “dividends paid in the ordinary course”), including shares of other corporations, then the Company; and

(f)	in the case that the Company takes any action other than as described in the warrant certificate affecting our common shares which, in the opinion of our Board of Directors, would materially affect the rights of the warrantholders, the number of warrant shares purchasable and/or the exercise price per warrant share can be adjusted by the Board of Directors in such manner and at such time as the Board of Directors determine, in its sole discretion, acting reasonably and in good faith, to be equitable in the circumstances, provided that no such adjustment will be made unless prior approval of all stock exchanges on which our common shares are listed for trading has been obtained.

At any time prior to the expiry of the warrants, if there occurs a reclassification of our common shares outstanding or a change of our common shares into other shares or a capital reorganization of the Company not covered in paragraphs (a), (b) or (c) above, or a consolidation, amalgamation or merger of the Company with or into any other corporation or a sale of the property and assets of the Company as or substantially as an entirety to another person (collectively, a “Capital Reorganization”), holders of warrants which have not been exercised prior to the effective date of the Capital Reorganization shall, upon exercise of such warrants, be entitled to receive and shall accept in lieu of the number of warrant shares as then constituted and to which the holder was previously entitled upon exercise of the warrants, for the same aggregate consideration payable therefor, the number of shares or other securities or property of the Company or of the corporation resulting from such Capital Reorganization that such holder would have been entitled to receive on such Capital Reorganization on the effective date thereof had the holder been the registered holder of the number of common shares to which the holder was previously entitled upon due exercise of the warrants. The Board of Directors has the authority, it its sole discretion, to make any necessary and appropriate adjustments to the rights and interests of the warrant holders to the end that the provisions set forth above in respect of a Capital Reorganization shall correspondingly be made applicable, as nearly as may be reasonable, in relation to any shares or securities or property thereafter deliverable upon exercise of the warrants.

The terms of the warrants will provide for a minimum 15 days notice to the warrant holders of the occurrence of an event which requires adjustment pursuant to the warrant certificate.

No adjustment to the exercise price or the number of common shares, as then constituted, purchasable will be required unless such adjustment would require an increase or decrease of at least 1% in the exercise price then in effect or of the number of common shares, as then constituted, purchasable.

The Corporation will also covenant in each certificate representing the warrants that, during the period in which the warrants are exercisable, it will give notice to each warrantholder of certain events, including events that would result in an adjustment to the exercise price for the warrants or the number of warrant shares issuable upon exercise of the warrants, at least fifteen days prior to the record date or effective date, as the case may be, of such event.

No fractional common shares will be issuable upon the exercise of any warrants. Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of common shares would have.

PLAN OF DISTRIBUTION

Units

We are offering the units outside the United States through the agent and inside the United States directly. Subject to the terms and conditions contained in the agency agreement dated June 10, 2011, Versant Partners Inc. agreed to act as the agent in Canada and such jurisdictions outside the United States as we may agree, for the sale of up to 1,800,000 units. The price per unit was determined based upon arm’s-length negotiations between the purchasers and us.

The agent is not purchasing or selling any units by this prospectus supplement or accompanying short form base shelf prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of units, but have agreed to use commercially reasonable best efforts to arrange for the sale of up to 1,800,000 units. The agency agreement provides that the obligations of the agent and the investors are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us.

On the scheduled closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price for the units we sell; and

•	the agent will receive the agent’s fee in accordance with the terms of the agency agreement.

We will pay the agent an aggregate cash commission equal to 6% of the gross proceeds realized from the sale of the units in the provinces of Canada (excluding Québec), and any other jurisdiction outside of the United States as we may agree with the agent.

We have agreed to reimburse the agent for their reasonable out-of-pocket expenses including, but not limited to, travel and communication expenses, database service expenses and courier charges. We have also agreed to reimburse the agent for the fees and disbursements of the agent’s counsel and any other advisors retained by the agent up to a maximum of $75,000, excluding disbursements and taxes thereon.

Pursuant to the agency agreement, the agent has agreed to use commercially reasonable best efforts to solicit offers to purchase the units on the terms and subject to the conditions set forth herein; provided, however, that the agent is prohibited from soliciting offers to purchase units in the United States. All offers to sell, solicitations of offers to purchase, and sales of units in the United States will be made directly by us.

The estimated offering expenses payable by us, assuming a maximum offering size, in addition to the agent’s fee of $307,800 (assuming all of the units are sold through the agent), are approximately $280,000, which includes legal, accounting and printing costs and various other fees associated with registering the unit shares and warrants comprising the units, and listing the unit shares and warrant shares. After deducting certain fees due to the agent and our estimated offering expenses, we expect the net proceeds from this offering to be up to approximately $4,542,200.

The units, and the common shares and warrants comprising the units, offered and sold pursuant to this prospectus supplement, including any such securities sold to purchasers in the United States, are being qualified under the securities laws of all of the provinces of Canada, except the Province of Québec.

The agent may not, throughout the period of distribution under this prospectus supplement, bid for or purchase our common shares. This restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of our common shares.

We have agreed to indemnify the agent against certain liabilities, including liabilities under certain securities laws, and liabilities arising from breaches of representations and warranties contained in the agency agreement. We have also agreed to contribute to payments the agent may be required to make in respect of such liabilities.

We have agreed, and have agreed to use commercially reasonable best efforts to cause directors, senior officers and insiders, to certain lock-up provisions with regard to future sales of our common shares and other securities convertible into or exercisable or exchangeable for common shares for a period of 90 days, subject to certain exceptions, after the closing of the offering as set forth in the agency agreement.

The agency agreement will be included as an exhibit to our Current Report on Form 6-K that will be furnished to the SEC in connection with the consummation of this offering.

Except as described below, it is anticipated that we will arrange for delivery of the unit shares forming part of the units to or for the account of the purchasers of the units through the book-entry facilities of CDS and DTC on the Closing Date. Except in limited circumstances, certificates evidencing the unit shares will not be issued to purchasers and registration will be made in the depositary services of CDS and DTC. Notwithstanding the foregoing, unit shares issued to purchasers in the United States and certain other purchasers outside of Canada will be represented by definitive certificates issued in fully registered form. Certificates for the warrants forming part of the units will be issued in fully registered form.

The transfer agent for our common shares is American Stock Transfer & Trust Company, LLC in the United States and CIBC Mellon Trust Company in Canada.

PRICE RANGE AND TRADING VOLUME

Our common shares are listed on the TSX under the symbol “TKM” and on the NASDAQ under the symbol “TKMR”. The following table sets forth, for the 12 month period prior to the date of this prospectus supplement, the reported high and low prices and the average volume of trading of the common shares on the TSX and NASDAQ.

	NASDAQ (US$)			TSX (C$)
Calendar Period(1)	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
May 2010	N/A	N/A	N/A	$7.25	$4.50	27,357
June 2010	N/A	N/A	N/A	$9.20	$5.50	24,130
July 2010	N/A	N/A	N/A	$9.75	$6.25	33,626
August 2010	N/A	N/A	N/A	$8.75	$7.30	8,006
September 2010	N/A	N/A	N/A	$8.50	$6.30	9,217
October 2010	N/A	N/A	N/A	$6.90	$5.80	12,356
November 2010	$8.74	$5.02	9,700	$8.75	$5.20	11,531
December 2010	$6.25	$4.48	9,500	$5.26	$4.39	7,125
January 2011	$7.94	$4.50	30,300	$7.64	$4.50	13,829
February 2011	$6.26	$4.50	16,900	$6.15	$4.80	8,676
March 2011	$5.04	$2.94	16,900	$4.95	$2.90	15,383
April 2011	$3.25	$2.69	12,600	$3.25	$2.56	8,468
May 2011	$3.40	$2.69	7,600	$3.30	$2.60	4,408
June 1, 2011 to June 10, 2011	$3.52	$2.58	6,106	$3.30	$2.55	9,760

(1)	The figures provided for the months of May 2010 to November 2010 have been adjusted to reflect a 5 –to- 1 share consolidation of Tekmira’s shares that occurred on November 2, 2010.

PRIOR SALES

Except as disclosed below, no other common shares or securities exchangeable or convertible into common shares have been issued during the 12 month period preceding the date of this prospectus supplement.

The following table summarizes the issuance by us of stock options within the 12 month period preceding the date of this prospectus supplement. The figures provided below form June 1, 2010 to November 2, 2010 have been adjusted to reflect a 5 –to- 1 share consolidation of Tekmira’s shares that occurred on November 2, 2010.

Date of grant	Number of options	Exercise price
June 1, 2010	420	$6.60
June 25, 2010	600	$7.05
August 9, 2010	200	$8.05
September 2, 2010	200	$7.90
September 7, 2010	20,000	$8.20
September 15, 2010	2,000	$7.05
October 12, 2010	1,000	$6.65
October 15, 2010	250	$6.45
December 17, 2010	60,105	$4.69
March 21, 2011	6,800	$3.73

The following table summarizes the issuance by us of our common shares pursuant to the exercise of stock options within the 12 month period preceding the date of this prospectus supplement.

Date of exercise	Number of options	Exercise price
June 4, 2010	200	$3.85
June 4, 2010	422	$1.50
June 4, 2010	600	$5.60
June 7, 2010	630	$5.40
June 7, 2010	420	$3.00
June 7, 2010	1,050	$5.60
June 7, 2010	125	$3.85
June 7, 2010	250	$1.50
June 10, 2010	893	$5.60
July 8, 2010	240	$3.10
August 6, 2010	14	$1.50
August 6, 2010	200	$3.85
August 18, 2010	167	$4.75
August 18, 2010	111	$1.50
August 18, 2010	50	$3.85
August 26. 2010	1,700	$3.00
August 27. 2010	510	$3.10
August 27. 2010	1,111	$1.50
November 17, 2010	2,500	$3.85
November 17, 2010	1,110	$1.50
November 24, 2010	432	$0.44
December 15, 2010	142	$0.44
January 18, 2011	675	$0.44
January 19, 2011	2,556	$0.44

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

NOTICE PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of units acquired pursuant to this prospectus supplement, the acquisition, ownership, and disposition of unit shares acquired as part of the units, the exercise, disposition, and lapse of warrants acquired as part of the units, and the acquisition, ownership, and disposition of warrant shares received on exercise of the warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of units pursuant to this prospectus supplement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of units, unit shares, warrants and warrant shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of units, unit shares, warrants and warrant shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of units, unit shares, warrants or warrant shares acquired pursuant to this offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of units, unit shares, warrants or warrant shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of units, unit shares, warrants and warrant shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of units, unit shares, warrants and warrant shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own units, unit shares, warrants or warrant shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired units, unit shares, warrants or warrant shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold units, unit shares, warrants or warrant shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of Tekmira. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act (as defined below); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold units, unit shares, warrants or warrant shares in connection with carrying on a business in Canada; (d) persons whose units, unit shares, warrants or warrant shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of units, unit shares, warrants or warrant shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds units, unit shares, warrants or warrant shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of units, unit shares, warrants and warrant shares.

U.S. Federal Income Tax Consequences of the Acquisition of Units

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a unit will be treated as the acquisition of an “investment unit” consisting of two components: a component consisting of one unit share and a component consisting of one-half of one warrant. The purchase price for each unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the U.S. Holder. This allocation of the purchase price for each unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the unit share and one-half of one warrant that comprise each unit.

For this purpose, Tekmira will allocate $2.84 of the purchase price for the unit to the unit share and $0.01 of the purchase price for each unit to the one-half of one warrant. However, the IRS will not be bound by Tekmira’s allocation of the purchase price for the units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the units.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a warrant and related receipt of a warrant share (unless cash is received in lieu of the issuance of a fractional warrant share). A U.S. Holder’s initial tax basis in the warrant share received on the exercise of a warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. Subject to the “passive foreign investment company” (or “PFIC”, as defined below) rules discussed below, a U.S. Holder’s holding period for the warrant share received on the exercise of a warrant should begin on the date that such warrant is exercised by such U.S. Holder.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of warrants into warrant shares. The U.S. federal income tax treatment of a cashless exercise of warrants into warrant shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a warrant in an amount equal to the difference, if any, between (a) the amount of cash, plus the fair market value of any property received, and (b) such U.S. Holder’s tax basis in the warrant sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss (provided that the warrant share to be issued on the exercise of such warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed below, upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of warrant shares that will be issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a U.S. Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of Tekmira, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of Tekmira). (See more detailed discussion of the rules applicable to distributions made by Tekmira at “U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares and Warrant Shares—Distributions on Unit Shares and Warrant Shares” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares and Warrant Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Unit Shares and Warrant Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a unit share or warrant share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Tekmira, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Tekmira, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the unit shares or warrant shares and thereafter as gain from the sale or exchange of such unit shares or warrant shares. (See “Sale or Other Taxable Disposition of Unit Shares and Warrant Shares” below.) However, Tekmira does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Tekmira with respect to the unit shares or warrant shares will constitute ordinary dividend income. Dividends received on unit shares or warrant shares generally will not constitute qualified dividend income eligible for the “dividends received deduction”.

For tax years beginning before January 1, 2013, a dividend paid to a U.S. Holder who is an individual, estate or trust by Tekmira generally will be taxed at the preferential tax rates applicable to long-term capital gains if Tekmira is a “qualified foreign corporation” as defined under Section 1(h)(11) of the Code (a “QFC”) and certain holding period requirements for the unit shares or warrant shares are met. Tekmira generally will be a QFC if Tekmira is eligible for the benefits of the Canada-U.S. Tax Convention or the unit shares or warrant shares are readily tradable on an established securities market in the U.S. However, even if Tekmira satisfies one or more of these requirements, Tekmira will not be treated as a QFC if Tekmira is a PFIC for the tax year during which it pays a dividend or for the preceding tax year. (See the section below under the heading “Passive Foreign Investment Company Rules”.)

If a U.S. Holder fails to qualify for the preferential tax rates discussed above, a dividend paid by Tekmira to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Unit Shares and Warrant Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of unit shares or warrant shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s tax basis in such unit shares or warrant shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the unit shares or warrant shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If Tekmira were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of units, unit shares, warrants, and warrant shares.

Tekmira generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of Tekmira is passive income (the “income test”) or (b) 50% or more of the assets held by Tekmira either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if Tekmira owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Tekmira will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Tekmira from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if Tekmira is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of Tekmira which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

Tekmira does not believe that it was a PFIC for the taxable year ended December 31, 2010 although it cannot be certain of this at this time as Tekmira has not yet requested or received an opinion from its U.S. tax advisor as to whether this is true. Based on current business plans and financial expectations, Tekmira does not expect to be a PFIC for the current taxable year and for the foreseeable future. The determination of whether Tekmira will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether Tekmira will be a PFIC for its current taxable year depends on the assets and income of Tekmira and the trading price of Tekmira’s common shares on the TSX and NASDAQ over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this communication. Consequently, there can be no assurance regarding Tekmira’s PFIC status for any taxable year, and there can be no assurance that the IRS will not challenge the determination made by Tekmira concerning its PFIC status.

Under the default PFIC rules, a U.S. Holder would be required to treat any gain recognized upon a sale or disposition of our units, unit shares, warrants, or warrant shares as ordinary income (rather than capital gain), and any resulting U.S. federal income tax may be increased by an interest charge which is not deductible by non-corporate U.S. Holders. Rules similar to those applicable to dispositions will generally apply to distributions in respect of our unit shares or warrant shares which exceed a certain threshold level.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” and the “Mark-to-Market Election”), such elections are available in limited circumstances and must be made in a timely manner. Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the units or the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, the holding period for the warrant shares will begin on the date a U.S. Holder acquires the units. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the warrant shares. Thus, a U.S. Holder will have to account for warrant shares and unit shares under the PFIC rules and the applicable elections differently. U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of units, unit shares, warrants, and warrant shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each taxable year, if any, that Tekmira or any Subsidiary PFIC is a PFIC, Tekmira can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of Tekmira or any Subsidiary PFIC. Accordingly, a QEF Election may not be available to U.S. Holders. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to Tekmira and any Subsidiary PFIC.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to distributions by a PFIC are complex, and a U.S. Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the unit shares and warrant shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their unit shares and warrant shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the unit shares and warrant shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Farris, Vaughan, Wills & Murphy LLP, Canadian counsel to us and Heenan Blaikie LLP, Canadian counsel to the agent, (collectively, “Counsel”) the following, as of the date hereof, is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of unit shares and warrants by a holder who acquires units pursuant to the offering and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times deals at arm’s length and is not affiliated with Tekmira, the agent, or a subsequent holder of unit shares or warrants and holds common shares of Tekmira (“Common Shares”) and warrants as capital property. The Common Shares or warrants, as the case may be, will generally constitute capital property to a holder thereof unless the holder holds the Common Shares or warrants, as the case may be, in the course of carrying on a business of trading or dealing in securities or acquires the Common Shares or warrants in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders resident in Canada for purposes of the Tax Act who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. The election under subsection 39(4) of the Tax Act does not apply to deem the warrants to be capital property. Holders contemplating such election should consult their own tax advisers for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to a holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the mark-to-market rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act); or (iv) whose “functional currency” for purposes of the Tax Act is the currency of a country other than Canada.

This summary is based upon the facts set out in this prospectus supplement and the accompanying short form base shelf prospectus, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) which have been made publicly available prior to the date hereof. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares and warrants comprising the units. The income and other tax consequences of acquiring, holding and disposing of Common Shares and warrants will vary according to the status of the holder, the jurisdiction in which the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, each prospective holder of units should obtain independent advice regarding the income tax consequences of investing in the Common Shares and warrants with reference to the holder’s own particular circumstances.

Currency

For the purposes of the Tax Act, each amount relating to the acquisition, holding or disposition of Common Shares and warrants (including dividends received or deemed to have been received, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada for noon on the day such amount arose or another rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Allocation of Purchase Price

In acquiring units, holders will be acquiring ownership of the unit shares and warrants represented by such units. The unit shares and warrants represented by units are separate properties and accordingly, holders will be required to allocate the purchase price paid for each unit between the Common Share and the one-half of one warrant comprising each unit on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. For the Company’s purposes, it intends to allocate $2.84 of the purchase price of each unit as consideration for the issue of each Common Share and $0.01 of the purchase price of each unit as consideration for the issue of one-half of one warrant collectively comprising each unit. While the Company considers this allocation to be reasonable, it is not binding on the CRA or the holder and Counsel express no opinion as to such allocation.

For purposes of determining the adjusted cost base to a holder of Common Shares or warrants acquired at a particular time, the cost of the newly acquired unit shares or warrants, as the case may be, will be averaged with the adjusted cost base of all Common Shares or warrants, as the case may be, owned by the holder as capital property immediately before that time.

Holders Resident in Canada

The following part of this summary is applicable to a holder who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act (a “Canadian Holder”).

Exercise of warrants

The exercise of a warrant to acquire a warrant share will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized by a Canadian Holder upon such an exercise. A Canadian Holder’s cost of a Common Share acquired on the exercise of a warrant will be the aggregate of the adjusted cost base to the Canadian Holder of such warrant and the exercise price paid for such warrant share. The cost of any warrant share so acquired will be averaged with the adjusted cost base to the holder of all Common Shares held by the Canadian Holder as capital property immediately prior to such acquisition.

Disposition and expiry of warrants

A Canadian Holder who disposes of or is deemed to dispose of a warrant (not including an exercise of a warrant into a warrant share, as discussed above) will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of the warrant. In the event of the expiry of an unexercised warrant, the Canadian Holder will realize a capital loss equal to the adjusted cost base to the Canadian Holder of such warrant. The tax treatment of capital gains and losses is discussed in greater detail below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Dividends on Common Shares

Dividends (including deemed dividends) received on the Common Shares by a Canadian Holder who is an individual will be included in the individual’s income and will generally be subject to the gross-up and the dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. To the extent the Company designates the dividends as “eligible dividends” in the prescribed manner, the Canadian Holder will be subject to the enhanced gross-up and dividend tax credit rules.

Dividends (including deemed dividends) received on the Common Shares by a Canadian Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing the corporation’s taxable income.

A Canadian Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares

A disposition or deemed disposition of a Common Share (other than a disposition on a purchase for cancellation by Tekmira) will generally result in the Canadian Holder thereof realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Canadian Holder’s adjusted cost base of such share immediately before the disposition. The tax treatment of capital gains and losses is discussed in greater detail below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

One half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder must be included in computing the income of the Canadian Holder in the year of disposition. One half of any capital loss (an “allowable capital loss”) realized generally must be applied to reduce taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be applied by the Canadian Holder to reduce net taxable capital gains realized in any of the three preceding taxation years or in any subsequent taxation year to the extent and in the circumstances prescribed in the Tax Act.

If the Canadian Holder is a corporation, any capital loss arising on a disposition of a Common Share or a share substituted for such Common Share may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on the Common Share. Similar rules may apply to a Canadian Holder that is a corporation that is a member of a partnership or beneficiary of a trust that owns such shares. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) will be subject to an additional 6 2/3% refundable tax on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Alternative Minimum Tax

Individuals (other than certain trusts) realizing net capital gains or receiving dividends may be subject to an alternative minimum tax under the Tax Act. Canadian Holders should consult their own advisers with respect to alternative minimum tax.

Holders Not Resident in Canada

The following part of this summary is generally applicable to a holder who, at all relevant times, is neither resident nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, and is not deemed to use or hold, the Common Shares or warrants, comprising the units, in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere; such insurers should consult their own tax advisers.

Taxation of Dividends on Common Shares

Amounts paid or credited or deemed to be paid or credited to a Non-Resident Holder as, on account or in lieu of, or in satisfaction of a dividend on the Common Shares will be subject to a Canadian withholding tax under Part XIII of the Tax Act at a rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention. For example, under the Canada-United States Tax Convention (1980) (the “Canada-United States Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Canada-United States Treaty, is generally reduced to 15% (unless the beneficial owner is a company that owns at least 10% of the voting stock, in which case the rate is generally reduced to 5%).

Disposition of Common Shares or warrants

A Non-Resident Holder of Common Shares or warrants will not generally be subject to income tax under the Tax Act in respect of the disposition or deemed disposition of such shares or warrants, provided that the Common Shares or warrants, as the case may be, are not, and are not deemed to be, “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition.

Generally, Common Shares or warrants, as the case may be, will not be taxable Canadian property to a Non- Resident Holder at a particular time provided that the Common Shares are listed on a designated stock exchange (which currently includes the TSX and the NASDAQ) at that time and at no time during the sixty (60) month period immediately preceding the disposition of such shares or warrants (i) did the Non-Resident Holder, either alone or together with one or more persons with whom the holder does not deal at arm’s length, own or have an interest in or an option in respect of, 25% or more of the issued shares of any class or series of our capital stock and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any one or combination of real or immoveable property situate in Canada, Canadian resource properties (as defined in the Tax Act) timber resource properties (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in such properties, whether or not that property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares and warrants would be deemed to be taxable Canadian property.

In the event that the Common Shares or warrants constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of such shares or warrants as described above under the heading “Holders Resident in Canada—Taxation of Capital Gains and Capital Losses” generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention, and the notification and purchaser withholding requirements under section 116 of the Tax Act may also apply in respect of the disposition. Non-Resident Holders whose Common Shares or warrants may be taxable Canadian property should consult with their own tax advisers for advice having regard to their particular circumstances.

Eligibility for Investment

The Common Shares and Warrants would be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan, deferred profit sharing plan, registered disability savings plan and a tax-free savings account (“TFSA”) (collectively, “Deferred Plans”), provided the Common Shares were issued on the date hereof and listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX and NASDAQ) and the Company deals at arm’s length with each person who is an annuitant, a beneficiary, an employee or a subscriber under such Deferred Plans.

Notwithstanding that the Common Shares and Warrants may be a qualified investment for a TFSA, the holder of a TFSA will be subject to a penalty tax on the Common Shares or Warrants held in the TFSA if such Common Shares or Warrants are a “prohibited investment” for that TFSA. The Common Shares and Warrants will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with the Company for the purposes of the Tax Act or the holder of the TFSA has a “significant interest” (within the meaning of the Tax Act) in the Company or a corporation, partnership or trust with which the Company does not deal at arm’s length for the purposes of the Tax Act.

The federal budget released on March 22, 2011 and reintroduced on June 6, 2011 included proposals to amend the Tax Act to add rules similar to the “prohibited investment” rules applicable to TSFA’s as described above to apply to annuitants of trusts governed by RRSPs and RRIFs that hold “prohibited investments”. These rules will apply to transactions occurring after March 22, 2011. Prospective holders who intend to hold Common Shares or Warrants in their RRSPs or RRIFs should consult their own tax advisors.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Farris, Vaughan, Wills & Murphy LLP, our Canadian counsel, and Dorsey & Whitney LLP, our United States counsel. Heenan Blaikie LLP is Canadian counsel for the agent in connection with various matters related to the securities offered hereby. The partners and associates of Farris, Vaughan, Wills & Murphy LLP as a group, the partners and associates of Dorsey & Whitney LLP as a group, and the partners and associates of Heenan Blaikie LLP, as a group, each beneficially own, directly or indirectly, less than 1% of any class of securities issued by us.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia. The Company’s transfer agent and registrar is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia.

This short form prospectus has been filed under legislation in all of the Provinces of Canada, except the Province of Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws or any such state.

No securities regulatory authority has expressed an opinion about their securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the issuer at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, Telephone: (604)419-3200 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New issue	November 4, 2010

TEKMIRA PHARMACEUTICALS CORPORATION

US$50,000,000

Common Shares

Warrants

Units

We may offer from time to time, during the 25 month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”) remains effective, up to US$50,000,000 in aggregate of our common shares (“Common Shares”), warrants to purchase Common Shares (“Warrants”) and/or units comprising any combination of the foregoing (“Units”) and, together with the Common Shares and Warrants, the “Securities”). We may offer Securities from time to time in one or more transaction in such amounts and, in the case of Warrants and/or Units, with such terms, as we may determine in light of prevailing market conditions at the time of sale.

The specific terms of any Securities offered will be described in supplements to this Prospectus (“Prospectus Supplement”), and may include specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus, including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), the number of

Common Shares that may be acquired upon the exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedure and any other specific terms; and (iii) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), the terms of the Units and of the securities comprising the Units and any other specific terms. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest. This Prospectus may not be used to offer securities unless accompanied by a Prospectus Supplement. The Company hereby undertakes that it will not offer warrants separately (“Standalone Warrants”) pursuant to this Prospectus unless the Prospectus Supplement containing the specific terms of the offering of the Standalone Warrants is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Standalone Warrants will be offered for sale.

Our Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TKM”, and we have applied to list our common shares on The NASDAQ Capital Market (the “NASDAQ”). Listing on the NASDAQ will be subject to us fulfilling all the listing requirements of the NASDAQ. There is no market through which the Warrants and Units may be sold and purchasers may not be able to resell the Warrants or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of these securities, and the extent of issuer regulation. See the “Risk Factors” section of this Prospectus and the applicable Prospectus Supplement.

On November 2, 2010 we completed a 5 -to- 1 consolidation of our Common Shares. Except where otherwise noted, all information in this Prospectus gives effect to this share consolidation. See “Explanatory Note Related to Share Consolidation”.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Prospective investors should be aware that such requirements are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of US companies. Information regarding the impact upon our consolidated financial statements of significant differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) is contained in the Supplementary Notes (as defined herein) to our financial statements. See “Definitions and Presentation of Financial Information”. We intend to adopt US GAAP as our primary basis of financial reporting commencing on December 31, 2010. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Accounting Pronouncements Affecting Future Periods”

Purchasing our securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and in any applicable Prospectus Supplement. See “Certain Income Tax Considerations”.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are incorporated under the laws of British Columbia, Canada, a majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States

ii

and certain of the experts named in this Prospectus are residents of Canada and a substantial portion of our assets are located outside the United States. See “Enforceability of Civil Liabilities”.

All shelf information omitted from this shelf prospectus will be contained in one or more shelf Prospectus Supplements that will be delivered to purchasers together with the base shelf prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement before you invest in the securities.

Our business and an investment in the Securities involve significant risks. See “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers through agents. The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to Securities sold to or through underwriters will be named in the related Prospectus Supplement. See “Plan of Distribution”.

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

This Prospectus contains references to both United States dollars and Canadian dollars. All references in this document to “dollars” or “$” are to Canadian dollars unless otherwise indicated. United States dollars are referred to as “US$”.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

iii

DEFINITIONS AND PRESENTATION OF FINANCIAL INFORMATION

As used in this Prospectus, references to:

•	“Company” means Tekmira Pharmaceuticals Corporation, a British Columbia company;

•	“Protiva” means Protiva Biotherapeutics Inc., a British Columbia company and a wholly-owned subsidiary of Tekmira; and

•	“We”, “us”, “our”, and “Tekmira” means Tekmira Pharmaceuticals Corporation and, depending on the context, includes Protiva.

We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with Canadian GAAP, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of US companies. Information regarding the impact upon our consolidated financial statements of significant differences between Canadian GAAP and US GAAP are contained in: (i) Note 7 to our unaudited financial statements for the second quarter and first half of 2010 and 2009 and (ii) Note 19 to our audited financial statements for the first quarter of 2010, unaudited financial statements for the first quarter of 2009 and audited financial statements for the fiscal years ended December 31, 2009, 2008 and 2007 (collectively, the “Supplementary Notes”), which we have prepared in connection with, and are attached as exhibits to, the registration statement on Form F-10 that we have filed with the SEC (the “Registration Statement”), and have also incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

We intend to adopt US GAAP as our primary basis of financial reporting commencing on December 31, 2010. See “Management Discussion and Analysis of Financial Condition and Results of Operations – Accounting Pronouncements Affecting Future Periods”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this Prospectus include statements about:

•	Tekmira’s strategy, future operations, clinical trials, prospects and plans of management;

•	RNAi product development programs;

•	estimates of the number of clinical development programs to be undertaken by Tekmira and its product development partners;

•	selection of additional product candidates;

•	timing of release of clinical data;

•	the quantum and timing of potential funding;

•	use of lipid nanoparticle (LNP) technology by Tekmira’s licensees (we have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles);

•	the effects of Tekmira’s products on the treatment of high LDL cholesterol, cancer and ebola infection;

•	Tekmira’s expectations with respect to existing and future agreements with third parties; and

•	estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this Prospectus, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for high LDL cholesterol, cancer and ebola infection; the developmental milestones and approvals required to trigger funding for Tekmira’s products; results in non-human primates are indicative of the potential effect in humans; the effectiveness of Tekmira’s technology as a treatment for infectious diseases; Tekmira’s research and development capabilities and resources; FDA consent with respect to commencing clinical trials; FDA approval of Tekmira’s products; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the timing required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira’s products; and the availability and cost of labour and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others:

•	the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of;

•

the FDA will not consent to the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials and studies;

•	the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions;

•	future operating results are uncertain and likely to fluctuate;

•	Tekmira may not be able to develop and obtain regulatory approval for its products;

•	competition from other pharmaceutical or biotechnology companies;

•	Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all;

•	economic and capital market conditions;

•	Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others;

•	Tekmira’s research and development capabilities and resources will not meet current or expected demand;

•	Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all;

•	anticipated payments under contracts with Tekmira’s collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira;

•	pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all;

•	pre-clinical and clinical trials may be more costly or take longer to complete than anticipated;

•	pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate;

•	funding from research and product development partners may not be provided when required under agreements with those partners;

•	Tekmira may become subject to product liability or other legal claims for which the company has made no accrual on its financial statements;

•	Tekmira has not sufficiently budgeted for capital expenditures necessary to carry planned activities.

More detailed information about these and other factors is included in this Prospectus under the section entitled “Risk Factors” as well as in other documents incorporated by reference into this Prospectus. Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward looking statements are based upon management’s beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada. You may obtain copies of the documents incorporated by reference in this Prospectus on request without charge from our Corporate Secretary at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8, telephone: (604)419-3200, and are also available electronically on SEDAR at www.sedar.com.

The following documents, which we have filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of, this Prospectus

(a)	our unaudited Canadian GAAP financial statements for the second quarter and first half of 2010 and 2009, including information regarding the impact upon such financial statements of significant differences between Canadian GAAP and US GAAP, filed on September 10, 2010 on SEDAR;

(b)	our audited Canadian GAAP consolidated financial statements, together with the notes thereto, as at and for the years ended December 31, 2009 and 2008, together with the auditors’ report thereon;

(c)	our management’s discussion and analysis of financial condition and results of operations dated August 12, 2010 for the three and six month period ended June 30, 2010;

(d)	our material change report dated October 1, 2010 with respect to the amendment to our license agreement with Hana Biosciences, Inc.;

(e)	our material change report dated July 25, 2010 with respect to our contract with the United States Department of Defense Chemical and Biological Defense Program through the United States Army Space and Missile Defense Command to advance an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection;

(f)	our management proxy circular dated May 12, 2010, prepared in connection with the annual meeting of our shareholders held on June 23, 2010;

(g)	our annual information form dated March 31, 2010 for the fiscal year ended December 31, 2009;

(h)	our audited Canadian GAAP financial statements for the first quarter of 2010, unaudited financial statements for the first quarter of 2009 and audited financial statements for the fiscal years ended December 31, 2009, 2008 and 2007, including information regarding the impact upon such financial statements of significant differences between Canadian GAAP and US GAAP, filed on September 10, 2010 on SEDAR; and

(i)	our management’s discussion and analysis of financial condition and results of operations dated March 17, 2010 for the year ended December 31, 2009.

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus Distributions of the Canadian Securities Administrators filed by us with a securities commission or any similar authority in Canada after the date of this Prospectus and during the currency of this Prospectus shall be deemed to be incorporated by reference in this Prospectus. Any similar document filed by us with, or furnished by us to the United States Securities and Exchange Commission (the “SEC”) pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the date of the Prospectus shall be deemed to be incorporated by reference in this Prospectus and filed as exhibits to the Registration Statement (in the case of any Report on Form 6-K, if and to the extent provided in such report).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, a securities commission or similar regulatory authority in Canada during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed, and including all disclosure in this Prospectus derived from the aforementioned filings, shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and related management’s discussion and analysis being filed by us with a securities commission or similar regulatory authority in Canada during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis, and including all disclosure in this Prospectus derived from the aforementioned filings shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management proxy circular relating to an annual meeting of holders of Common Shares being filed by us with a securities commission or similar regulatory authority in Canada during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares and all disclosure in this Prospectus derived from the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We and our wholly-owned subsidiary, Protiva, are each incorporated under the laws of the Province of British Columbia, Canada, and all of our assets are located outside the United States. In addition, the majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. Additionally, it may not be possible for you to enforce judgments obtained in US courts based upon the civil liability provisions of the US federal securities laws or other laws of the United States. In addition, there is doubt as to whether an original action could be brought in Canada against us or our directors or officers based solely upon US federal or state securities laws and as to the enforceability in Canadian courts of judgments of US courts obtained in actions based upon the civil liability provisions of US federal or state securities laws.

We filed with the SEC, concurrently with our Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed National Registered Agents, Inc. as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus. Mark Murray, Daniel Kisner and Frank Karbe reside outside of Canada. Although Drs. Murray and Kisner, and Mr. Karbe have appointed Farris, Vaughan, Wills & Murphy LLP as their agents for service of process in Canada, it may not be possible for investors to enforce judgements obtained in Canada against Drs. Murray and Kisner, and Mr. Karbe.

EXPLANATORY NOTE RELATED TO SHARE CONSOLIDATION

On November 2, 2010 we completed a 5 -to- 1 consolidation of our Common Shares. Each 5 Common Shares were consolidated to represent 1 Common Share as of such date with fractional shares rounded down to the nearest whole share. Issued and outstanding stock options were consolidated on a 5 -to- 1 basis and exercise prices were adjusted to give effect to the consolidation. All Common Share, Common Share price, stock option, per share and exercise price data set forth in this Prospectus have been adjusted to give retroactive effect to our 5 -to- 1 share consolidation. For the purpose of giving retroactive effect to the proposed Common Share Consolidation, we have rounded fractional shares to the nearest whole share and rounded fractional dollar information to the nearest whole number with fractions of 0.5 or greater rounded up and fractions less than 0.5 rounded down. Actual amounts may differ.

CURRENCY AND EXCHANGE RATES

We use the Canadian dollar as our reporting currency. All references in this document to “dollars” or “$” are to Canadian dollars unless otherwise indicated.

The exchange rate between the Canadian dollar and the US dollar was CDN$1.0298 per US$1.00 (or US$0.9711 per CDN$1.00) using the Bank of Canada noon exchange rate on September 30, 2010.

The average exchange rates for the financial periods of Tekmira listed above (based on the average exchange rate for each period using the average of the exchange rates on the last day of each month during the period in accordance with the exchange rates provided by the Bank of Canada) are as follows:

	Year ended December 31
	2009	2008	2007	2006	2005
Period end	$1.0466	$1.2246	$0.9881	$1.1653	$1.1659
Average	$1.1374	$1.0716	$1.0659	$1.1308	$1.2085
High	$1.3000	$1.2970	$1.1853	$1.1726	$1.2704
Low	$1.0292	$0.9719	$0.9170	$1.0990	$1.1507

	Three months ended June 30, 2010	Three months ended June 30, 2009	Six months ended June 30, 2010	Six months ended June 30, 2009	Three months ended March 31, 2010	Three months ended March 31, 2009
Period end	$1.0606	$1.1625	$1.0606	$1.1625	$1.0156	$1.2602
Average	$1.0395	$1.1509	$1.0419	$1.2033	$1.0444	$1.2558
High	$1.0778	$1.2643	$1.0778	$1.3000	$1.0734	$1.3000
Low	$0.9961	$1.0827	$0.9961	$1.0827	$1.0113	$1.1823

The high and low exchange rates between the Canadian dollar and the US dollar for the past six months (provided by the Bank of Canada) are as follows

Month	Exchange rate CDN$ per US$1.00
	High	Low
September 2010	$1.0604	$1.0216
August 2010	$1.0674	$1.0108
July 2010	$1.0660	$1.0284
June 2010	$1.0606	$1.0199
May 2010	$1.0778	$1.0134
April 2010	$1.0201	$0.9961

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed the Registration Statement, of which this Prospectus forms a part, with the SEC. This Prospectus does not contain all the information set out in the Registration Statement. For further information about us and the Securities, please refer to the Registration Statement, including the exhibits to the Registration Statement.

We are a “foreign private issuer” as defined under US securities laws. As a result, although upon effectiveness of the Registration Statement we will become subject to the informational requirements of the Exchange Act, as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic US issuers are subject to, including, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K upon the occurrence of certain material events and the proxy rules under Section 14 of the Exchange Act. In addition, as a foreign private issuer we are exempt from the proxy solicitation rules under the Exchange Act. Furthermore, the insider reporting and short-profit provisions under Section 16 of the Exchange Act will not be applicable to us, therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under the Exchange Act by filing the more limited version of the annual report for foreign private issuers on Form 20-F and current reports on Form 6-K with the SEC, which contains information disclosed in response to the informational requirements of the securities commissions or similar authorities in each of the provinces of Canada.

The reports and other information filed by us with the SEC can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You can also obtain copies of reports and other information that we file with the Canadian provincial securities commissions, which is available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

PROSPECTUS SUMMARY

The following summary highlights basic information about us. This summary does not contain all of the information you should consider before making a decision to purchase Securities. You should review this entire Prospectus carefully, including risks of investing in the Securities discussed in the “Risk Factors” section, our consolidated financial statements and notes thereto and the documents incorporated herein by reference.

Tekmira Pharmaceuticals Corporation

Our business strategy is to develop our own internal RNA (Ribonucleic acid) interference (“RNAi”) therapeutic product candidates and to support our pharmaceutical partners as they advance RNAi product candidates using our proprietary lipid nanoparticle (“LNP”) delivery technology. We have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles.

RNAi is considered to be one of the most important discoveries in the field of biology in the last decade. The scientists who discovered the mechanism were awarded the 2006 Nobel Prize in Medicine for their discovery. RNAi is a naturally occurring process that takes place inside cells, whereby small interfering RNA (“siRNA”) molecules can profoundly suppress the production of specific proteins. Synthetic siRNA molecules are being developed as drug candidates to specifically suppress the production of disease-related proteins through RNAi. Sequencing of the human genome has provided information needed to design siRNA molecules directed against a wide range of disease-causing proteins.

RNAi therapeutic products have wide potential applicability as they can silence, or eliminate the production of disease causing proteins from cells, thus creating opportunities for therapeutic intervention that have not been achievable with conventional drugs. Development of RNAi therapeutic products is currently limited by the instability of the siRNA molecules in the bloodstream and the inability of these molecules to access target cells or organs, following intravenous, or systemic, administration, and their inability to gain entry into the cell cytoplasm, where they carry out their action. Delivery technology is necessary to protect these drugs in the blood stream following administration, allow efficient delivery to the target cells and facilitate cellular uptake.

Our LNP technology has been shown in preclinical studies to enable RNAi therapeutic products by overcoming these limitations, allowing efficient and selective ‘silencing’ or reduction of certain target proteins. We believe that we are strongly positioned to take advantage of the need for delivery technology that can efficiently encapsulate siRNA molecules and deliver them to sites of disease. We and our partners are advancing RNAi therapeutic product candidates using our LNP technology as the delivery vehicle to access target tissues and cells.

Our lead internal product candidates are:

•	TKM-ApoB, for the treatment of high cholesterol;

•	TKM-PLK1, for the treatment of cancer; and

•	TKM-Ebola for the treatment of Ebola infection.

In the field of RNAi therapeutic products, we have licensed our lipid nanoparticle delivery technology to Alnylam Pharmaceuticals Inc. (“Alnylam”) and Merck & Co., Inc. (“Merck”). Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (together “Roche”), Regulus Therapeutics, Inc. (which is a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited (“Takeda”). In addition, we have ongoing research relationships with Bristol-Myers Squibb Company (“BMS”), Pfizer Inc. (“Pfizer”), the US Army Medical Research Institute for Infectious Diseases (“USAMRIID”), and the United

States National Cancer Institute. We also have a Transformational Medical Technologies contract with the US Department of Defense that supports the development of our TKM-Ebola product candidate. Outside the RNAi field, we have legacy licensing agreements with Hana Biosciences, Inc. (“Hana”) and Aradigm Corporation (“Aradigm”).

Our lead RNAi product candidates are TKM-ApoB, TKM-PLK1 and TKM-Ebola. Alnylam has granted us a worldwide license to their core technology and intellectual property for the discovery, development and commercialization of RNAi products directed to seven RNAi gene targets—three exclusive and four non-exclusive licenses. Two of the targets, ApoB and PLK1, have already been selected on a non-exclusive basis, and we may select up to five additional targets in the future.

TKM-ApoB, our lead RNAi therapeutic product candidate, is being developed as a treatment for patients with high levels of low-density lipoprotein (“LDL”), cholesterol, or “bad” cholesterol, who are not well served by current therapies. TKM-ApoB consists of siRNA designed to silence ApoB, encapsulated in a LNP formulation. TKM-ApoB is delivered to liver hepatocytes, the cells which produce ApoB, where the siRNA acts to silence the ApoB protein, resulting in a decrease in circulating LDL cholesterol. We have completed a Phase 1 clinical trial for TKM-ApoB. Based on a review of subsequent non-clinical data for TKM-ApoB, we have decided to delay the initiation of our next TKM-ApoB clinical trial. We had originally planned to initiate a Phase 1-2 clinical trial for TKM-ApoB by the end of 2010. In non-clinical studies, the performance characteristics of the specific lipid nanoparticle formulation used in the current TKM-ApoB product candidate have not met our expectations for the intended application. We tailor LNP formulations for each intended application. We continue to make significant advances in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

Our second internal RNAi product candidate is called TKM-PLK1. TKM-PLK1 has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. TKM-PLK1 targets polo-like kinase 1, or PLK1, a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell. We have completed formal preclinical safety studies and, having recently received clearance from the FDA for our IND application, we plan to initiate a Phase 1 human clinical trial, evaluating TKM-PLK1 as a treatment for solid tumor cancers, later in 2010.

Our third internal RNAi product candidate is called TKM-Ebola. Earlier in 2010, we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology (TKM-Ebola) to completely protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease. Our work in this area led to the award of a United States Government contract to continue the development of TKM-Ebola. The contract, which is funded under the Transformational Medical Technologies (“TMT”) program, is worth up to US$140.0 million for the development of TKM-Ebola through FDA approval. We have now formally initiated the TKM-Ebola program and we anticipate filing an IND for TKM-Ebola in the second half of 2011 to initiate a Phase 1 clinical trial.

Corporate Information

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

Summary Consolidated Financial Data

The following table presents selected financial data derived from Tekmira’s audited financial statements for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 and our audited interim financial statements for the first quarter of 2010 and unaudited interim financial statements for the second quarter and first half of 2010 and 2009 and the first quarter of 2009. You should read this information in conjunction with our financial statements for the periods presented, as well as “Our Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Prospectus.

We prepare our financial statements, which are incorporated by reference in this Prospectus, in accordance with Canadian GAAP, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of US companies. Information regarding the impact upon our consolidated financial statements of significant differences between Canadian GAAP and US GAAP is contained in the Supplementary Notes, which have been attached as exhibits to the Registration Statement and incorporated by reference into this Prospectus. See “Definitions and Presentation of Financial Information”.

We intend to adopt US GAAP as our primary basis of financial reporting commencing on December 31, 2010. See “Management Discussion and Analysis of Financial Condition and Results of Operations – Accounting Pronouncements Affecting Future Periods”.

Canadian GAAP Summary Financial Information

(in thousands Canadian dollars, except per share amounts)

	Year Ended December 31
	2009	2008	2007	2006	2005
	$	$	$	$	$
Operating Data
Revenue	14,428	11,732	15,769	15,857	15,436
Expenses	23,921	25,057	13,155	17,817	22,356
Income (Loss) from operations	(9,493)	(13,325)	2,613	(1,960)	(6,920)
Net and comprehensive income (loss)	(9,765)	(14,261)	(2,558)	21,075	(9,360)
Weighted average number of common shares—basic(1)	10,326	8,116	4,770	3,857	3,857
Weighted average number of common shares—diluted(1)	10,326	8,116	4,770	3,857	3,857
Income (Loss) per common share—basic	(0.95)	(1.76)	(0.54)	5.46	(2.43)
Income (Loss) per common share—diluted	(0.95)	(1.76)	(0.54)	5.46	(2.43)
Balance Sheet Data
Total current assets	25,958	33,261	23,068	6,451	12,684
Total assets	43,923	51,530	24,593	7,034	21,480
Total liabilities	6,816	4,933	6,401	6,853	42,959
Share capital	229,427	229,412	195,317	180,238	180,238
Total Shareholders’ equity (deficiency)	37,106	46,598	18,192	181	(21,478)
Number of shares outstanding(1)	10,329	10,325	4,913	3,857	3,857

	Three Months Ended June 30		Six Months Ended June 30		Three Months Ended March 31
	2010	2009	2010	2009	2010	2009
	$	$	$	$	$	$
Operating Data
Revenue	2,316	3,778	4,782	6,658	2,466	2,881
Expenses	6,483	6,008	13,426	11,094	6,943	5,086
(Loss) from operations	(4,167)	(2,230)	(8,644)	(4,436)	(4,477)	(2,206)
Net and comprehensive (loss)	(4,211)	(2,251)	(8,629)	(4,326)	(4,417)	(2,076)
Weighted average number of common shares—basic	10,330	10,325	10,329	10,325	10,329	10,325
Weighted average number of common shares—diluted	10,330	10,325	10,329	10,325	10,329	10,325
(Loss) per common share—basic	(0.41)	(0.22)	(0.84)	(0.42)	(0.43)	(0.20)
(Loss) per common share—diluted	(0.41)	(0.22)	(0.84)	(0.42)	(0.43)	(0.20)
Balance Sheet Data
Total current assets	19,631	30,198	19,631	30,198	19,741	31,570
Total assets	37,278	48,352	37,278	48,352	37,766	50,144
Total liabilities	8,359	5,884	8,359	5,884	4,717	5,510
Share capital	229,467	229,413	229,467	229,413	229,427	229,413
Total Shareholders’ equity	28,919	42,468	28,919	42,468	33,049	44,633
Number of shares outstanding	10,333	10,325	10,333	10,325	10,329	10,325

(1)	On April 30, 2007, Inex’s (Tekmira’s predecessor company) common shares were consolidated on a basis of two current common shares for one new common share (prior to the share consolidation on November 2, 2010). On November 2, 2010 Tekmira completed a 5 -to- 1 consolidation of its common shares. Except as otherwise indicated, all references to common shares, common shares outstanding, average number of common shares outstanding, per share amounts and options in this document have been restated to reflect the common share consolidations on a retroactive basis.

The Company prepares its financial statements in accordance with Canadian GAAP, which, as applied to the data presented in the table above, conforms in all material respects to US GAAP, except that the medical technology acquired as a result of the acquisition of Protiva on May 30, 2008 would, under US GAAP, be classified as in-process research and development and written off immediately as it has no alternative use. Under Canadian GAAP, the medical technology acquired from Protiva has been recorded as intangible assets and is being amortized over its estimated useful life.

US GAAP Summary Financial Information

(in thousands Canadian dollars, except per share amounts)

	Year Ended December 31
	2009	2008	2007	2006	2005
	$	$	$	$	$
Operating Data
Revenue	14,428	11,732	15,769	15,857	15,436
Expenses	22,905	40,716	13,155	17,817	22,356
Income (Loss) from operations	(8,477)	(28,984)	2,613	(1,960)	(6,920)
Net and comprehensive income (loss)	(8,749)	(29,920)	(2,558)	21,075	(9,360)
Weighted average number of common shares—basic(1)	10,326	8,116	4,770	3,857	3,857
Weighted average number of common shares—diluted(1)	10,326	8,116	4,770	3,857	3,857
Income (Loss) per common share—basic	(0.85)	(3.69)	(0.54)	5.46	(2.43)
Income (Loss) per common share—diluted	(0.85)	(3.69)	(0.54)	5.46	(2.43)
Balance Sheet Data
Total current assets	25,958	33,261	23,068	6,451	12,684
Total assets	29,279	35,871	24,593	7,034	21,480
Total liabilities	6,816	4,933	6,401	6,853	42,959
Share capital	229,427	229,412	195,317	180,238	180,238
Total Shareholders’ equity (deficiency)	22,463	30,938	18,192	181	(21,478)
Number of shares outstanding(1)	10,329	10,325	4,913	3,857	3,857

	Three Months Ended June 30		Six Months Ended June 30		Three Months Ended March 31
	2010	2009	2010	2009	2010	2009
	$	$	$	$	$	$
Operating Data
Revenue	2,316	3,778	4,782	6,658	2,466	2,881
Expenses	6,229	5,754	12,918	10,586	6,689	4,832
(Loss) from operations	(3,913)	(1,976)	(8,136)	(3,928)	(4,224)	(1,952)
Net and comprehensive (loss)	(3,957)	(1,997)	(8,121)	(3,818)	(4,163)	(1,822)
Weighted average number of common shares—basic	10,330	10,325	10,329	10,325	10,329	10,325
Weighted average number of common shares—diluted	10,330	10,325	10,329	10,325	10,329	10,325
(Loss) per common share—basic	(0.38)	(0.19)	(0.79)	(0.37)	(0.40)	(0.18)
(Loss) per common share—diluted	(0.38)	(0.19)	(0.79)	(0.37)	(0.40)	(0.18)
Balance Sheet Data
Total current assets	19,631	30,198	19,631	30,198	19,741	31,570
Total assets	23,142	33,200	23,142	33,200	23,376	34,738
Total liabilities	8,359	5,884	8,359	5,884	4,717	5,510
Share capital	229,467	229,413	229,467	229,413	229,427	229,413
Total Shareholders’ equity	14,783	27,316	14,783	27,316	18,659	29,228
Number of shares outstanding	10,333	10,325	10,333	10,325	10,329	10,325

(1)	On April 30, 2007, Inex’s (Tekmira’s predecessor company) common shares were consolidated on a basis of two current common shares for one new common share (prior to the share consolidation on November 2, 2010). On November 2, 2010 Tekmira completed a 5 -to- 1 consolidation of its common shares. Except as otherwise indicated, all references to common shares, common shares outstanding, average number of common shares outstanding, per share amounts and options in this document have been restated to reflect the common share consolidations on a retroactive basis.

We have never declared or paid any cash dividends.

RISK FACTORS

The purchase of Securities offered under this Prospectus involves risks which prospective purchasers should take into consideration when making a decision to purchase such Securities. Investors should carefully consider the risks described below, together with all of the other information included in this Prospectus and the documents incorporated by reference into this Prospectus, before making an investment decision. This discussion of risk factors will be updated from time to time in our subsequent filings with the Canadian securities regulatory authorities, including in subsequent annual and quarterly management’s discussion and analysis and annual information forms, and in any Supplemental Prospectus. If any of the following risks actually occurs or materializes, our business, financial condition or results of operations could be adversely affected, even materially adversely affected. In such an event, the trading price of our Securities could decline and you may lose part or all of your investment. You should not consider an investment in our Securities unless you are capable of sustaining an economic loss of the entire investment.

Risks Related to Our Business

Risks Related to Being an Early Stage Company

We are in the early stages of our development and because we have a short development history with RNAi, there is a limited amount of information about us upon which you can evaluate our RNAi business and prospects.

We have not begun to market or generate revenues from the commercialization of any products. We have only a limited history upon which one can evaluate our RNAi business and prospects as our RNAi therapeutic products are still at an early stage of development and thus we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. For example, to execute our business plan, we will need to successfully:

•	execute product development activities using an unproven technology;

•	build and maintain a strong intellectual property portfolio;

•	gain acceptance for the development and commercialization of any product we develop;

•	develop and maintain successful strategic relationships; and

•	manage our spending as our expenses are expected to increase due to clinical trials, regulatory approvals and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop products, raise capital, expand our business or continue our operations.

The approach we are taking to discover and develop novel drug products is unproven and may never lead to marketable drug products.

We intend to concentrate our internal research and development efforts in the future on RNAi technology, and our future success depends in part on the successful development of RNAi technology and products based on RNAi technology. While RNAi technology is based on a naturally occurring process that takes place inside cells, which can suppress the production of specific proteins, and has the potential to generate therapeutic drugs that take advantage of that process, neither we nor any other company has received regulatory approval to market a therapeutic product based on RNAi technology. The scientific discoveries that form the basis for our efforts to discover and develop new products are relatively new. While there are a number of RNAi therapeutics in development, very few product candidates based on these discoveries have ever been tested in humans and there can be no assurance that any RNAi therapeutic product will be approved for commercial use.

Further, our focus solely on RNAi technology for developing products, as opposed to multiple, more proven technologies for product development, increases our risks. If we are not successful in developing a product candidate using RNAi technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

Risks Related to Our Financial Results and Need for Financing

We will require substantial additional capital to fund our operations. If additional capital is not available, we may need to delay, limit or eliminate our research, development and commercialization processes and may need to undertake a restructuring.

At June 30, 2010 we had $11.3 million in working capital and $16.4 million in working capital excluding deferred revenue. We believe that our current funds on hand plus expected interest income and funds from our collaborative partners and the US Government will be sufficient to continue our product development into 2012. Within the next several years, substantial additional funds will be required to continue with the active development of our pipeline products and technologies. In particular, our funding needs may vary depending on a number of factors including:

•	revenues earned from our collaborative partnerships, including those with Alnylam and Roche;

•	revenues earned from our US Government contract to develop TKM-Ebola;

•	our decisions with respect to the in-licensing or acquisition of additional technology or intellectual property for the development of our RNAi therapeutic products;

•	the pace at which we continue to expand our staffing, research and development capabilities and operations in general;

•	the extent to which we continue development of, or can extract significant value from, our technologies;

•

our ability to attract and retain corporate partners and collaborators, and their effectiveness in working with us to carry out the development and ultimate commercialization of our product candidates;

•

the decisions, and the timing of decisions, made by health regulatory agencies, such as the Food and Drug Administration (“FDA”), and Health Canada, regarding our RNAi technology and other product candidates;

•	competing technological and market developments; and

•	our success in obtaining patent protection and enforcing our patent claims and other intellectual property rights.

We will seek to obtain funding to maintain and advance our business from a variety of sources including public or private equity or debt financing, collaborative arrangements with pharmaceutical companies and government grants or contracts. There can be no assurance that funding will be available on acceptable terms to permit further development of our products, if at all, especially in light of the current difficult climate for investment in early stage biotechnology companies. In addition, we have not established bank financing or commercial credit arrangements and there can be no assurance that we will be able to establish such arrangements or that bank financing can be arranged on satisfactory terms, or at all.

If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs. We may need to obtain funds through arrangements with collaborators or others that may require us to relinquish most or all of our rights to product candidates at an earlier stage of development or on less favourable terms than we would otherwise seek if we were better funded. Insufficient financing may also mean failing to prosecute our patents or relinquishing rights to some of our technologies that we would otherwise develop or commercialize.

We have incurred losses in nearly every year since our inception and we anticipate that we will not achieve sustained profits for the foreseeable future. To date, we have had no product revenues.

With the exception of the year ended December 31, 2006, we have incurred losses since inception and have not received any revenues other than from research and development collaborations, license fees and milestone payments. From inception to June 30, 2010, we have an accumulated net deficit of $230.5 million. As we continue our research and development and clinical trials and seek regulatory approval for the sale of our product candidates, we do not expect to attain sustained profitability for the foreseeable future. We do not expect to achieve sustained profits until such time as strategic alliance payments, product sales and royalty payments, if any, generate sufficient revenues to fund our continuing operations. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to remain consistently profitable or increase our profitability.

Risks Related to Our Dependence on Third Parties

We expect to depend on our existing and new collaborators for a significant portion of our revenues and to develop, conduct clinical trials with, obtain regulatory approvals for, and manufacture, market and sell some of our product candidates. If these collaborations are unsuccessful, our business could be adversely affected.

We expect that we will depend in part on our Alnylam and Roche collaborations to fund our operations, especially in the near term. These two collaborations represented in the aggregate 98% and 93% of our operating revenue for the fiscal year 2009 and the first half of 2010, respectively. Furthermore, our strategy is to enter into various additional arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products. We may unable to continue to establish such collaborations, and any collaborative arrangements we do establish may be unsuccessful.

Should any collaborative partner fail to develop or ultimately successfully commercialize any of the products to which it has obtained rights, our business may be adversely affected. In addition, once initiated, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products. Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program. In addition, there can be no assurance that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases targeted by our programs.

We expect the US Government to fund our TKM-Ebola program through to completion of a Phase 1 human safety clinical trial and possibly beyond that to FDA drug approval. The quantum and timing of funding may not be what we have projected and the US Government could cancel this funding at any time.

The contract we signed with the US Government on July 14, 2010 is for funding of up to US$34.7 million for our TKM-Ebola program through to the completion of a Phase 1 human safety clinical trial. The US Government may later extend the contract to cover the entire TKM-Ebola program through to FDA drug approval.

This is our first US Government contract of any notable size. Our lack of experience in dealing with the US Government brings uncertainty into our cash flow projections and uncertainty into our ability to execute the contract within US Government requirements. Furthermore, there is inherent risk in projecting cash flows years ahead for such a complex program.

The quantum and timing of funding for the TKM-Ebola program may not be what we have projected and under the terms of contract the US Government could cancel this funding, which is paid through monthly reimbursements, at any time.

We rely on third parties to conduct our clinical trials, and if they fail to fulfill their obligations, our development plans may be adversely affected.

We rely on independent clinical investigators, contract research organizations and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our clinical trials. We have contracted with, and we plan to continue to contract with, certain third parties to provide certain services, including site selection, enrolment, monitoring and data management services. Although we depend heavily on these parties, we do not control them and therefore, we cannot be assured that these third parties will adequately perform all of their contractual obligations to us. If our third-party service providers cannot adequately fulfill their obligations to us on a timely and satisfactory basis or if the quality or accuracy of our clinical trial data is compromised due to failure to adhere to our protocols or regulatory requirements, or if such third parties otherwise fail to meet deadlines, our development plans may be delayed or terminated.

We have no sales, marketing or distribution experience and would have to invest significant financial and management resources to establish these capabilities.

We have no sales, marketing or distribution experience. We currently expect to rely heavily on third parties to launch and market certain of our products, if approved. However, if we elect to develop internal sales, distribution and marketing capabilities, we will need to invest significant financial and management resources. For products where we decide to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

•	we may not be able to attract and build a significant marketing or sales force;

•	the cost of establishing a marketing or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

If we are unable to develop our own sales, marketing and distribution capabilities, we will not be able to successfully commercialize our products, if approved, without reliance on third parties.

We will rely on third-party manufacturers to manufacture our products (if approved) in commercial quantities, which could delay, prevent or increase the costs associated with the future commercialization of our products.

Our product candidates have not yet been manufactured for commercial use. If any of our product candidates becomes a product approved for commercial sale, in order to supply our or our collaborators’ commercial requirements for such an approved product, we will need to establish third-party manufacturing capacity. Any third-party manufacturing partner may be required to fund capital improvements to support the scale-up of manufacturing and related activities. The third-party manufacturer may not be able to establish scaled manufacturing capacity for any an approved product in a timely or economic manner, if at all. If any manufacturer is unable to provide commercial quantities of such an approved product, we will have to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for such an approved product could require us to conduct comparative studies or utilize other means to determine bioequivalence of the new and prior manufacturers’ products, which could delay or prevent our ability to commercialize such an approved product. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if we are unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of such an approved product may be delayed or there may be a shortage in supply. Any inability to manufacture our products in sufficient quantities when needed would seriously harm our business.

Manufacturers of our approved products, if any, must comply with cGMP requirements enforced by the FDA and Health Canada through facilities inspection programs. These requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of our approved products, if any, may be unable to comply with these cGMP requirements and with other FDA, Health Canada, state, and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to our manufacturer’s failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, which would seriously harm our business.

Risks Related to Managing Our Operations

We are dependent on certain members of our management and scientific staff. The loss of services of one or more of these staff members could adversely affect us.

We depend on our senior executive officers as well as key scientific, management and other personnel. The competition for qualified personnel in the biotechnology field is intense. We rely heavily on our ability to attract and retain qualified managerial, scientific and technical personnel. While we currently have employment contracts with our key personnel and are not aware that any are planning to leave or retire, we may not be able to successfully attract and retain skilled and experienced personnel in the future. In particular, we rely on our President and Chief Executive Officer, Mark J. Murray, Ph.D., and our Executive Vice President and Chief Science Officer, Ian MacLachlan, Ph.D. Drs. Murray and MacLachlan both joined us in May 2008 concurrent with the closing the business combination between Tekmira and Protiva and were both founders of and occupied positions of senior leadership at Protiva. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry and Dr. MacLachlan has been active in molecular therapeutics for more than a decade. If we were to lose either of their services, our ability to develop our technology, add to our pipeline, advance our product candidates and our ability to manage our operations and relationships with third parties would be adversely affected.

We may have difficulty managing our growth and expanding our operations successfully as we seek to evolve from a company primarily involved in discovery and pre-clinical testing into one that develops and commercializes products.

As product candidates we develop enter and advance through clinical trials, we will need to expand our development, regulatory, manufacturing, clinical and medical capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers and other organizations. Our ability to manage our operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems or controls.

We could face liability from our controlled use of hazardous and radioactive materials in our research and development processes.

We use certain radioactive materials, biological materials and chemicals, including organic solvents, acids and gases stored under pressure, in our research and development activities. Our use of radioactive materials is regulated by the Canadian Nuclear Safety Commission for the possession, transfer, import, export, use, storage, handling and disposal of radioactive materials. Our use of biological materials and chemicals, including the use, manufacture, storage, handling and disposal of such materials and certain waste products is regulated by a number of federal, provincial and local laws and regulations. Although we believe that our safety procedures for handling such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability.

Our business and operations could suffer in the event of information technology system failures.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of pre-clinical trial data or data from completed or ongoing clinical trials for our product candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

Increased costs associated with corporate governance compliance may significantly affect our results of operations.

Compliance with the Sarbanes-Oxley Act of 2002 will require changes in some of our corporate governance and securities disclosure and compliance practices, and will require thorough documentation and evaluation of our internal control procedures. We expect this to increase our legal compliance and financial reporting costs. This could also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur higher costs to obtain coverage. In addition, this could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. We are presently evaluating our regulatory obligations and cannot estimate the timing or extent of additional costs we may incur in this regard.

Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. As an early-stage company, our internal controls may be weaker than those of more established corporations.

Our current reporting on internal controls over financial reporting (“ICFR”), complies with Canadian public company requirements under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Under National Instrument 52-109 our certifying officers can use whatever means they consider appropriate to satisfy themselves that disclosure of material weaknesses and changes in ICFR are appropriately disclosed in our Management’s Discussion and Analysis. To date, we have not reported any material weaknesses or changes in our ICFR. US public companies, however, are held to a higher standard, and must obtain a report on their ICFR from an independent auditor. In 2010, we will begin the process of augmenting our documentation and evaluation of our ICFR in order to allow management to report on, and our independent auditors to attest to, such controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the US Securities Exchange Commission promulgated thereunder. The adequacy of our ICFR in meeting Section 404 must be assessed by management for each year commencing with the year ending December 31, 2011. We have not tested our internal controls over financial reporting in accordance with Section 404. If we were unable to implement the appropriate controls and procedures required by Section 404 in a timely manner or otherwise to comply with Section 404, management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal controls over financial reporting. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.

Risks Related to Our Industry

Risks Related to Development, Clinical Testing and Regulatory Approval of Our Product Candidates

The manufacture and sale of human therapeutic products are governed by a variety of statutes and regulations. There can be no assurance that our product candidates will obtain regulatory approval.

To obtain marketing approval, US and Canadian laws require:

•	controlled research and human clinical testing;

•	establishment of the safety and efficacy of the product for each use sought;

•	government review and approval of a submission containing manufacturing, preclinical and clinical data;

•	adherence to Good Manufacturing Practice Regulations during production and storage; and

•	control of marketing activities, including advertising and labelling.

The product candidates we currently have under development will require significant development, preclinical and clinical testing and investment of significant funds before their commercialization. Some of our product candidates, if approved, will require the completion of post-market studies. There can be no assurance that such products will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the use of substantial resources. If we fail to obtain regulatory approvals, our operations will be adversely affected. Further, there can be no assurance that future product candidates will be shown to be safe and effective in clinical trials or receive applicable regulatory approvals.

Other markets have regulations and restrictions similar to those in the US and Canada. Investors should be aware of the risks, problems, delays, expenses and difficulties which we may encounter in view of the extensive regulatory environment which affects our business.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product candidate.

We must demonstrate our product candidates’ safety and efficacy in humans through extensive clinical testing. Our research and development programs are at an early stage of development. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of any products, including the following:

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that we might previously have believed to be promising;

•	we, our collaborators or regulators, may suspend or terminate clinical trials because the participating subjects or patients are being exposed to unacceptable health risks; and

•	our product candidates may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials may not be sufficient to support approval of our product candidates by the regulatory authorities. The clinical trials of our product candidates may not be completed on schedule, and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and efficacy of a product candidate, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

It may take us longer than we are currently projecting to complete our clinical trials, and we may not be able to complete them at all.

Although for planning purposes we project the commencement, continuation and completion of our clinical trials, a number of factors, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying or enrolling patients who meet trial eligibility criteria, may cause significant delays. We may not commence or complete clinical trials involving any of our product candidates as projected or may not conduct them successfully.

We rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. If we fail to commence or complete, or if we experience delays in, any of our planned clinical trials, our ability to conduct business as currently planned could be harmed.

Even if we achieve regulatory approval, future regulatory reviews or inspections may result in the suspension or withdrawal of one or more of our products, closure of a facility or enforcement of substantial fines.

If regulatory approval to sell any of our product candidates is received, regulatory agencies may, nevertheless, limit the categories of patients who can use them. In addition, regulatory agencies subject a marketed product, its manufacture and the manufacturers’ facilities to continual review and periodic inspection. If previously unknown problems with a product or manufacturing and laboratory facility are discovered or we fail to comply with applicable regulatory approval requirements, a regulatory agency may impose restrictions on that product or on us. The agency may require the withdrawal of the product from the market, closure of the facility or enforcement of substantial fines.

Our ability to successfully commercialize human therapeutic products may depend in part on reimbursement for the cost of such products and related treatments from government health administration authorities, private health coverage insurers and other organizations.

Third-party payers are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and adequate third-party coverage may not be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development. When we partner our product candidates we will typically be relying on that partner to obtain cost reimbursement from third parties for the product candidate.

Product candidates we develop, if approved for marketing, may be slow to achieve market acceptance or gain market acceptance at all.

The product candidates that we are trying to develop will compete with a number of drugs and therapies currently on the market, as well as products currently under development. The rate and degree of market acceptance of our products will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatments. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that we may develop.

We face potential product liability exposure, and if successful claims are brought against us, we may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health-care providers, pharmaceutical companies, or others selling our products. If we cannot successfully defend ourselves against these claims, we will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

Although we currently have product liability insurance coverage for our clinical trials for expenses or losses, our insurance coverage is limited to US$10 million per occurrence, and US$10 million in the aggregate, and may not reimburse us or may not be sufficient to reimburse us for any or all expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to fall and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

Risks Related to Patents, Licenses and Trade Secrets

Other companies or organizations may assert patent rights that prevent us from developing or commercializing our products.

RNA interference is a relatively new scientific field that has generated many different patent applications from organizations and individuals seeking to obtain patents in the field. These applications claim many different methods, compositions and processes relating to the discovery, development and commercialization of RNAi therapeutic products. Because the field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will be issued, when, to whom, and with what claims. It is likely that there will be litigation and other proceedings, such as interference and opposition proceedings in various patent offices, relating to patent rights in the RNAi field.

In addition, there are many issued and pending patents that claim aspects of siRNA chemistry technology that we may need to apply to our product candidates. There are also many issued patents that claim genes or portions of genes that may be relevant for siRNA drug products we wish to develop. Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. If those organizations refuse to grant us a license to such patent rights on reasonable terms, we will not be able to market products or perform research and development or other activities covered by these patents.

Our patents and patent applications may be challenged and may be found to be invalid, which could adversely affect our business.

Certain Canadian, US and international patents and patent applications we own are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged for the breadth of biotechnology patent claims that are granted by the US Patent and Trademark Office or enforced by the US federal courts. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Also, we face the following intellectual property risks:

•	some or all patent applications may not result in the issuance of a patent;

•	patents issued may not provide the holder with any competitive advantages;

•	patents could be challenged by third parties;

•	the patents of others could impede our ability to do business;

•	competitors may find ways to design around our patents; and

•	competitors could independently develop products which duplicate our products.

A number of industry competitors and institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses is prohibited. In addition, we could incur substantial costs in defending patent infringement suits brought against us or in filing suits against others to have such patents declared invalid.

As publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain we or any licensor was the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions. If we were to participate in interference proceedings declared by the US Patent and Trademark Office to determine priority of invention, this could result in substantial costs, even if the eventual outcome were favourable. There can be no assurance that our patents, if issued, will be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Our business depends on our ability to use RNAi technology that we have licensed or will in the future license from third parties, including Alnylam, and, if these licenses were terminated or if we were unable to license additional technology we may need in the future, our business will be adversely affected.

We currently hold licenses for certain technologies that are or may be applicable to our current and subsequent product candidates. These include licenses to core siRNA patents held or applied for by Alnylam and certain lipid nanoparticle delivery technologies from the University of British Columbia (UBC). The Alnylam licenses are subject to termination if we were to challenge the validity of Alnylam patents licensed to us or otherwise applicable to products Alnylam may develop or commercialize under licenses from us, or in the event of a breach by us of the licenses or of certain of our other agreements with Alnylam, if we fail to cure the breach following notice and the passage of a cure period. The UBC license is subject to termination with respect to one or more particular patents if we and Alnylam were to cease patent prosecution or maintenance activities with respect to such patent(s), or in the event of a breach by us of the license, if we fail to cure the breach following notice and the passage of a cure period. There can be no assurance that these licenses will not be terminated. We may also need to acquire additional licenses in the future to technologies developed by others, including

Alnylam. For example, our agreement with Alnylam allows us to develop products on our own, using specified intellectual property held by Alnylam, with respect to up to seven gene targets. We have selected two of these gene targets, ApoB and PLK1, for which our licenses from Alnylam are non-exclusive. We have rights to select the gene targets for up to two more non-exclusive licenses from Alnylam, and, in addition, for up to three licenses that will be on an exclusive basis. These additional five gene targets will be available to us only if they have not been previously selected by Alnylam or one of its other partners. This will limit the targets available for selection by us, and we may never be able to select gene targets or may be required to make our selection from gene targets that have minimal commercial potential. Furthermore, future license agreements may require us to make substantial milestone payments. We will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed RNAi technology. For some of our licensed RNAi technology, we are responsible for the costs of filing and prosecuting patent applications. The termination of a license or the inability to license future technologies on acceptable terms may adversely affect our ability to develop or sell our products.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

There has been significant litigation in the biotechnology industry over patents and other proprietary rights, and if we become involved in any litigation it could consume a substantial portion of our resources, regardless of the outcome of the litigation. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license, grant cross-licenses, and pay substantial royalties in order to continue to manufacture or market the affected products. We cannot assure you we would prevail in any legal action or that any license required under a third-party patent would be made available on acceptable terms, if at all. In addition, uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to continue our operations. Ultimately we could be prevented from commercializing a product or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights, which could have a material adverse effect on our business, financial condition, and operating results.

Confidentiality agreements with employees and others, including collaborators, may not adequately prevent disclosure of trade secrets and other proprietary information.

Much of our know-how and RNAi technology may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. In order to protect our proprietary RNAi technology and processes, we rely in part on confidentiality agreements with our collaborators, employees, vendors, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Related to Competition

The pharmaceutical market is intensely competitive. If we are unable to compete effectively with existing drugs, new treatment methods and new technologies, we may be unable to successfully commercialize any product candidates that we develop.

The pharmaceutical market is intensely competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs for the same diseases that we are targeting or expect to target. Many of our competitors have:

•	much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing and selling pharmaceutical products;

•	product candidates that are based on previously tested or accepted technologies;

•	products that have been approved or are in late stages of development; and

•	collaborative arrangements in our target markets with leading companies and research institutions.

We will face intense competition from products that have already been approved and accepted by the medical community for the treatment of the conditions for which we are currently developing products. We also expect to face competition from new products that enter the market. We believe a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop products. These products, or other of our competitors’ products, may be more effective, safer, less expensive or marketed and sold more effectively, than any products we develop.

We are aware of other companies developing drugs to treat high cholesterol, some with compounds at a later stage of development than our product candidate TKM-ApoB. There are several drugs currently approved for treatment of high cholesterol including the statins, such as Lipitor and Crestor, fibrates and bile acid sequestrant drugs. Many new agents are in development for the treatment of high cholesterol including an antisense drug targeting ApoB (mipomersen, ISIS 301012) which is being developed by Isis Pharmaceuticals, Inc. and Genzyme Corporation. Mipomersen has shown promising clinical activity in recently completed Phase 3 studies and according to Genzyme drug approval will be sought in 2011.

There are also a large number of companies that are developing new agents for use in cancer therapy including RNAi therapeutics, and there are other companies developing small molecule drugs designed to inhibit the PLK1 target, including Boehringer Ingelheim. These agents may be competitive with our product candidate TKM-PLK1.

If we successfully develop product candidates, and obtain approval for them, we will face competition based on many different factors, including:

•	the safety and effectiveness of our products;

•	the ease with which our products can be administered and the extent to which patients accept new routes of administration;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	price;

•	reimbursement coverage; and

•	patent position.

Our competitors may develop or commercialize products with significant advantages over any products we develop based on any of the factors listed above or on other factors. Our competitors may therefore be more successful in commercializing their products than we are, which could adversely affect our competitive position and business. Competitive products may make any products we develop obsolete or noncompetitive before we can recover the expenses of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and the ability to execute on our business plan. Furthermore, we also face competition from existing and new treatment methods that reduce or eliminate the need for drugs, such as the use of advanced medical devices. The development of new medical devices or other treatment methods for the diseases we are targeting and may target could make our product candidates noncompetitive, obsolete or uneconomical.

We face competition from other companies that are working to develop novel products using technology similar to ours. If these companies develop products more rapidly than we do or their technologies, including delivery technologies, are more effective than ours, then our ability to successfully commercialize products will be adversely affected.

In addition to the competition we face from competing products in general, we also face competition from other companies working to develop novel products using technology that competes more directly with our own. There are multiple companies that are working in the field of RNAi, including major pharmaceutical companies such as Roche, Novartis International AG, Takeda Pharmaceutical Company Limited, and Merck, and biotechnology companies such as Alnylam, Quark Pharmaceuticals, Inc., Silence Therapeutics plc, Calando Pharmaceuticals Inc., Marina Biotech, Inc., RXi Pharmaceuticals Corporation, and Opko Health, Inc. Any of these companies may develop its RNAi technology more rapidly and more effectively than we do or may develop products against the same target or disease indication that we are pursuing.

We also compete with companies working to develop antisense-based drugs. Like RNAi therapeutic products, antisense drugs target messenger RNAs, or mRNAs, in order to suppress the activity of specific genes. Isis Pharmaceuticals, Inc. is the developer of a currently approved antisense drug and has several antisense product candidates in clinical trials. Isis has also licensed its antisense technology to a number of other companies that are developing antisense-based drugs. The development of antisense drugs is more advanced than that of RNAi therapeutic products, and antisense technology may become the preferred technology for products that target mRNAs to silence specific genes.

In addition to competition with respect to RNAi and with respect to specific products, we face substantial competition to discover and develop safe and effective means to deliver siRNAs to the relevant cell and tissue types. Our competitors may develop safer and more effective means to deliver siRNAs to the relevant cell and tissue types than our existing lipid nanoparticle delivery technology, and our ability to successfully commercialize our products would be adversely affected. In addition, substantial resources are being expended by third parties in the effort to discover and develop alternative means of delivering siRNAs into the relevant cell and tissue types, both in academic laboratories and in the corporate sector. Some of our competitors have substantially greater resources than we do, and if our competitors are able to negotiate exclusive access to those delivery solutions developed by third parties, we may be unable to successfully commercialize our product candidates.

Risks Related to the Issuance of Securities under the Prospectus

If our stock price fluctuates, purchasers of our common shares could incur substantial losses.

The market price of our common shares may fluctuate significantly in response to factors that are beyond our control. The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of pharmaceutical and biotechnology companies have been extremely volatile, and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could result in extreme fluctuations in the price of our common shares, which could cause purchasers of our common shares to incur substantial losses.

We are incorporated in Canada and all of our assets, the majority of our officers and a significant number of our directors reside outside the United States, with the result that it may be difficult for investors to enforce any judgments obtained against us or some of our directors or officers.

We and our wholly-owned subsidiary, Protiva, are each incorporated under the laws of the Province of British Columbia and all of our assets are located outside the United States. In addition, the majority of our officers and a significant number of our directors are nationals or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. While we have appointed National Registered Agents, Inc. as our agent for service of process to effect service of process within the United States upon us, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in US courts based upon the civil liability provisions of the US federal securities laws or other laws of the United States. In addition, there is doubt as to whether original action could be brought in Canada against us or our directors or officers based solely upon US federal or state securities laws and as to the enforceability in Canadian courts of judgments of US courts obtained in actions based upon the civil liability provisions of US federal or state securities laws.

As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” as defined under US securities laws. As a result, although upon effectiveness of the Registration Statement we will become subject to the informational requirements of the Exchange Act, as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic US issuers are subject to, including, the annual report on Form 10-K, quarterly report on Form 10-Q, current reports on Form 8-K upon the occurrence of certain material events and the proxy rules under Section 14 of the Exchange Act. In addition, as a foreign private issuer we are exempt from the proxy solicitation rules under the Exchange Act. Furthermore, the insider reporting and short-profit provisions under Section 16 of the Exchange Act will not be applicable to us, therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our common shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. We intend to fulfill all informational requirements that do apply to us as a foreign private issuer under the Exchange Act by filing the more limited version of the annual report for foreign private issuers on Form 20-F and current reports on Form 6-K with the SEC, which contains information disclosed in response to the informational requirements of the securities commissions in all provinces of Canada.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the United States, unless we satisfy all of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our common shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. If we are not a foreign private issuer, we would not be eligible to use certain foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

We believe we were classified as a passive foreign investment company for United States tax purposes for the fiscal year ended December 31, 2008 and for certain prior years. This may have adverse tax consequences for U.S. holders of our shares.

For the fiscal year ended December 31, 2008 and certain prior years we believe we were classified for United States income tax purposes as a passive foreign investment company (“PFIC”). We do not believe we are classified as a PFIC for the fiscal year ended December 31, 2009. In addition, we do not expect to be classified as a PFIC for the fiscal year ending December 31, 2010, although we cannot be certain of this at this time. If you are a U.S. holder of our shares and you purchased your shares in 2008 or certain prior years then any dividends we pay you may be taxed as ordinary income and not at preferential qualifying dividend tax rates, and upon any sale of our common shares, any capital gain may be taxed as ordinary income and not at preferential capital gains rates. The U.S. federal income tax consequences to a U.S. holder on the acquisition, ownership and disposition of common shares will also depend on whether such U.S. holder makes an election to treat us as a qualified electing fund, or QEF, under Section 1295 of the U.S. internal revenue code or a mark-to-market election under Section 1296 of the U.S. internal revenue code.

Our articles and certain Canadian laws could delay or deter a change of control.

Our preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles allow our board, without shareholder approval, to determine the special rights to be attached to our preferred shares, and such rights may be superior to those of our common shares.

In addition, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act in Canada. This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets, as calculated pursuant to the legislation, exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

The exercise of all or any number of outstanding stock options, the award of any additional options, bonus shares or other stock-based awards or any issuance of shares to raise funds or acquire a business may dilute your common shares.

We have in the past and may in the future grant to some or all of our directors, officers and employees options to purchase our common shares and other stock-based awards as non-cash incentives to those persons. The issuance of any equity securities could, and the issuance of any additional shares will, cause our existing shareholders to experience dilution of their ownership interests.

Any additional issuance of shares or a decision to acquire other businesses through the sale of equity securities, may dilute our investors’ interests, and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. Such issuance may cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the price of our common shares or a change in control.

We do not expect to pay dividends for the foreseeable future.

We have not paid any dividends to date and we do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest future earnings, if any, in the development and growth of our business.

Therefore, investors will not receive any funds unless they sell their common shares, and shareholders may be unable to sell their shares on favourable terms or at all. We cannot assure you of a positive return on investment or that you will not lose the entire amount of your investment in our common shares. Prospective investors seeking or needing dividend income or liquidity should not purchase our common shares.

The value of our securities, including our common shares, might be affected by matters not related to our operating performance and could subject us to securities litigation.

The value of our common shares may be reduced for a number of reasons, many of which are outside of our control:

•	general economic and political conditions in Canada, the United States and globally;

•	governmental regulation of the health care and pharmaceutical industries;

•	failure to achieve desired drug discovery outcomes by us or our collaborators;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	stock market volatility and market valuations;

•	competition for, among other things, capital, drug targets and skilled personnel;

•	the need to obtain required approvals from regulatory authorities;

•	revenue and operating results failing to meet expectations in any particular period;

•	investor perception of the health care and pharmaceutical industries;

•	limited trading volume of our common shares;

•	announcements relating to our business or the businesses of our competitors; and

•	our ability or inability to raise additional funds.

In the past, companies that have experienced volatility in their value have been the subject of securities class action litigation. There can be no assurance that we will not become involved in securities class action litigation in the future. Such litigation often results in substantial costs and diversion of management’s attention and resources.

Our common shares have no prior trading history in the United States, and an active market may not develop.

Our common shares are currently listed in Canada on the TSX but are not listed on any US stock exchange, so there has been a limited public market in the United States for our common shares. We have applied to list our shares on the NASDAQ. As liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities listed on the NASDAQ, historical trading prices may not be indicative of the prices at which our shares will trade in the future. Although we have applied to have our common shares listed in the United States on the NASDAQ, there is no guarantee that our listing application will be approved or, if approved, that an active trading market for our shares will develop or be sustained in the United States following the listing. If an active market for our common shares does not develop, it may be difficult for US residents to sell shares without depressing the market price for the shares, or at all.

Additionally, each issuance of Warrants and Units will be a new issue of securities with no established trading market, and we do not currently intend to list them on any securities exchange. A dealer may intend to make a market in the Warrants after their issuance pursuant to this Prospectus; however, a dealer may not be obligated to do so and may discontinue such market making at any time. As a result, there can be no assurance that an active trading market will develop. In addition, subsequent to their initial issuance, the Warrants and Units may trade at a discount to their initial offering price, depending upon the value of the underlying Common Shares and upon our prospects or the prospects for companies in our industry generally and other factors, including those described herein.

A large number of Common Shares may be issued and subsequently sold upon the exercise of the Warrants. The sale or availability for sale of these Warrants may depress the price of our Common Shares.

The number of Common Shares that will be initially issuable upon the exercise of Warrants will be determined by the particular terms of each issue of Warrants and will be described in the relevant Prospectus Supplement. To the extent that purchasers of Warrants sell Common Shares issued upon the exercise of the Warrants, the market price of our Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Warrants may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price.

The sale of Common Shares issued upon exercise of the Warrants could encourage short sales by third parties which could further depress the price of the Common Shares.

Any downward pressure on the price of Common Shares caused by the sale of Common Shares issued upon the exercise of the Warrants could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

An investment in the Securities have tax consequences

Prospective purchasers should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Prospective purchasers should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities for a discussion of the material tax consequences of purchasing such Securities. However, such consequences may not be described fully in any applicable Prospectus Supplement. A purchaser should consult his or her own tax advisers with respect to the tax consequences of the acquisition, ownership, and disposition of Securities as may apply to his or her particular circumstances.

TEKMIRA PHARMACEUTICALS CORPORATION

Tekmira was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”), on October 6, 2005 and commenced active business on April 30, 2007 when Tekmira and its parent company, Inex Pharmaceuticals Corporation, were reorganized under a statutory plan of arrangement completed under the provisions of the BCBCA. The Reorganization saw Inex’s entire business transferred to and continued by Tekmira.

Our head office is located at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. Our registered and records office is located at 700 West Georgia St, 25th Floor, Vancouver, British Columbia, Canada, V7Y 1B3.

OUR BUSINESS

Business Strategy

Our business strategy is to develop our own internal RNA (Ribonucleic acid) interference (“RNAi”) therapeutic product candidates and to support our pharmaceutical partners as they advance RNAi product candidates using our lipid nanoparticle delivery technology.

Technology, product development and licensing agreements

Our therapeutic product pipeline consists of product candidates being developed internally with our research and development resources. We also support the development of some of our partners’ product candidates and are developing an Ebola antiviral (TKM-Ebola) under a Transformational Medical Technologies contract with the US Department of Defense. Our focus is on advancing product candidates that utilize our proprietary lipid nanoparticle technology (“LNP”) technology, for the delivery of RNAi drug products. We have previously referred to our LNP technology as SNALP for Stable Nucleic Acid Lipid Particles. These product candidates are intended to treat diseases through a process known as RNAi which prevents the production of proteins that are associated with various diseases.

Our lead internal product candidates are:

•	TKM-ApoB, for the treatment of high cholesterol;

•	TKM-PLK1, for the treatment of cancer; and

•	TKM-Ebola for the treatment of Ebola infection.

In the field of RNAi therapeutic products, we have licensed our lipid nanoparticle delivery technology to Alnylam Pharmaceuticals Inc. (“Alnylam”) and Merck & Co., Inc. (“Merck”). Alnylam has granted non-exclusive access to some of our intellectual property to certain of its partners, including F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. (together “Roche”), Regulus Therapeutics, Inc. (which is a joint venture between Alnylam and Isis Pharmaceuticals, Inc.) and Takeda Pharmaceutical Company Limited (“Takeda”). In addition, we have ongoing research relationships with Bristol-Myers Squibb Company (“BMS”), Pfizer Inc. (“Pfizer”), the US Army Medical Research Institute for Infectious Diseases (“USAMRIID”), and the United States National Cancer Institute. Outside the RNAi field, we have legacy licensing agreements with Hana Biosciences, Inc. (“Hana”) and Aradigm Corporation (“Aradigm”).

RNA Interference Therapeutics

RNAi is considered to be one of the most important discoveries in the field of biology in the last decade. The scientists who discovered the mechanism were awarded the 2006 Nobel Prize in Medicine for their discovery. RNAi is a naturally occurring process that takes place inside cells, and includes processes whereby small interfering RNA (“siRNA”), molecules can profoundly suppress the production of specific proteins. Scientists first noted this powerful effect while attempting to improve the purple color of petunias. Intense research activity has now uncovered a complex molecular mechanism responsible for RNAi that is transforming the method by which drug targets are discovered and validated. Furthermore, synthetic siRNA molecules are being developed as drug candidates to specifically suppress the production of disease-related proteins through RNAi.

In the cell, DNA carries the genetic information to make a specific protein. Genes are first copied or transcribed into messenger RNA (“mRNA”), which, in turn, gets translated into protein. The molecular origin of nearly all diseases results from either the absence of or over-production of a specific protein. If too much of a particular protein is the cause of disease then the therapeutic approach is to try to reduce its activity or amount. For example, a tumor can be caused by the over-production of a protein that stimulates cell growth.

Sequencing of the human genome has provided information needed to design siRNA molecules directed against a wide range of disease-causing proteins. Based on the mRNA sequence for the target protein, siRNA molecules can be designed relatively quickly compared to the time needed to synthesize and screen conventional drugs. siRNA-based therapeutics are short segments of synthetic double stranded RNA made up of a sense strand and an antisense strand. The sequence of the siRNA is designed so that the antisense strand will bind specifically to a complementary sequence on the mRNA coding for the target protein. When siRNA are introduced into the cell cytoplasm they are rapidly incorporated into an RNA-induced silencing complex (“RISC”). As illustrated in the diagram below, during this process the sense strand is unwound and discarded but the antisense strand remains in the RISC and guides the RISC complex to interact specifically with mRNA coding for the target protein, which mRNA is then cut and destroyed, preventing the subsequent production of the target protein. Importantly, this process is catalytic and RISC associated siRNA can remain stable inside the cell for weeks, destroying many more copies of the target mRNA and maintaining target protein suppression for long periods of time.

Lipid Nanoparticle (LNP)-Enabled Delivery of siRNA and Mechanism of RNA Interference in Cells

RNAi has the potential to generate a broad new class of therapeutic drugs that take advantage of certain of the body’s own natural processes to silence genes—or more specifically to eliminate specific gene-products, or proteins, from the cell. While there are no RNAi therapeutic products currently approved for commercial use, there are a number of RNAi therapeutic products in development and several in human clinical trials. RNAi therapeutic products have wide potential applicability as they can silence, or eliminate the production of disease causing proteins from cells, thus creating opportunities for therapeutic intervention that have not been achievable with conventional drugs. Development of RNAi therapeutic products is currently limited by the instability of the siRNA molecules in the bloodstream and the inability of these molecules to access target cells or organs, following intravenous, or systemic, administration, and their inability to gain entry into the cell cytoplasm, where they carry out their action. Delivery technology is necessary to protect these drugs in the blood stream following administration, allow efficient delivery to the target cells and facilitate cellular uptake and release into the cytoplasm of the cell. Our LNP technology has been shown in preclinical studies to enable RNAi therapeutic products by overcoming these limitations, allowing efficient and selective ‘silencing’ or reduction of certain target proteins. We believe that we are strongly positioned to take advantage of the need for delivery technology that can efficiently encapsulate siRNA molecules and deliver them to sites of disease. We and our partners are advancing RNAi therapeutic product candidates using our LNP technology as the delivery vehicle to access target tissues and cells.

Tekmira’s LNP Technology

Our LNP delivery technology allows siRNA to be encapsulated in a particle made of lipids or fats that can be administered intravenously and travel through the blood stream to target organs or sites of disease. The nanoparticles are designed to stay in the circulation for periods of time to allow the particle to efficiently accumulate at sites of disease such as the liver or cancerous tumors. As illustrated in the diagram above, once the nanoparticles have accumulated at the target or tissue site, the cells take up the particle by a process called endocytosis in which the cell’s membrane surrounds the particle. This envelope or endosome pinches off from the cell’s membrane and migrates to the inside of the cell. The lipid nanoparticles undergo an interaction with the endosomal membrane and in the process the siRNA are released inside the cell’s cytoplasm. The released siRNA molecules disperse throughout the cell and engage the RISC complex in the cytoplasm, mediating RNAi.

Internal Product Development

Our lead RNAi product candidates are TKM-ApoB, TKM-PLK1 and TKM-Ebola. Alnylam has granted us a worldwide license to their core technology and intellectual property for the discovery, development and commercialization of RNAi products directed to seven RNAi gene targets—three exclusive and four non-exclusive licenses. Two of the targets, ApoB and PLK1, have already been selected on a non-exclusive basis, and we may select up to five additional targets in the future under the selection procedures described more fully below.

TKM-ApoB

On July 2, 2009 we announced that we had initiated a Phase 1 human clinical trial for TKM-ApoB, a product candidate that we previously referred to as ApoB SNALP. TKM-ApoB, our lead RNAi therapeutic product candidate, is being developed as a treatment for patients with high levels of low-density lipoprotein (“LDL”), cholesterol, or “bad” cholesterol, who are not well served by current therapies.

Our therapeutic approach is to target apolipoprotein B 100, a protein synthesized in the liver that is essential to the assembly and secretion of very low density lipoprotein (“VLDL”), a precursor to LDL, both of which are required for the transport and metabolism of cholesterol. TKM-ApoB consists of siRNA designed to silence ApoB, encapsulated in a LNP formulation. TKM-ApoB is delivered to liver hepatocytes, the cells which produce ApoB, where the siRNA acts to silence the mRNA coding for the ApoB protein, resulting in a decrease in circulating VLDL and LDL.

On January 7, 2010 we announced the completion of the TKM-ApoB Phase 1 clinical trial. We enrolled a total of 23 subjects in the trial—17 subjects received a single dose of TKM-ApoB at one of seven different dosing levels and six subjects received a placebo.

The primary endpoints of the TKM-ApoB Phase 1 clinical trial were measures of safety and tolerability. TKM-ApoB was well tolerated overall in this study with no evidence of liver toxicity, which was the anticipated dose-limiting toxicity based on observations in preclinical animal studies. Of the two subjects treated at the highest dose level, one subject experienced an adverse event characterized as flu-like symptoms, cytokine release and transient hypotension consistent with stimulation of the immune system caused by the ApoB siRNA payload. The other subject treated at the highest dose level experienced no side effects. Based on the potential for the immune stimulation to interfere with further dose escalation, we decided to conclude the trial.

Based on a review of subsequent non-clinical data for TKM-ApoB, we have decided to delay the initiation of our next TKM-ApoB clinical trial. We had originally planned to initiate a Phase 1-2 clinical trial for TKM-ApoB by the end of 2010. In non-clinical studies, the performance characteristics of the specific lipid nanoparticle formulation used in the current TKM-ApoB product candidate have not met our expectations for the intended application. We tailor LNP formulations for each intended application. We continue to make significant advances in LNP formulation development and there are several alternative LNP formulations with improved characteristics that are currently being evaluated for TKM-ApoB development.

TKM-PLK1

Our second internal RNAi product candidate is called TKM-PLK1, a product candidate that we previously referred to as PLK1 SNALP. TKM-PLK1 has been shown in preclinical animal studies to selectively kill cancer cells, while sparing normal cells in healthy tissue. TKM-PLK1 targets polo-like kinase 1, or PLK1, a protein involved in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell.

Our preclinical studies have demonstrated that a single, systemic intravenous administration of TKM-PLK1 blocked PLK1 expression in liver tumors causing extensive tumor cell death. After repeat dosing, this result translated into significant inhibition of tumor growth and prolonged survival without evidence of toxicities often associated with oncology drugs. These preclinical TKM-PLK1 anti-tumor efficacy results were confirmed to be the result of silencing PLK1 via RNA interference. Furthermore, certain LNP formulations also provided potent anti-tumor efficacy in preclinical models of distal tumors outside the liver.

We have completed formal preclinical safety studies and, having recently received clearance from the FDA for our IND application, we plan to initiate a Phase 1 human clinical trial, evaluating TKM-PLK1 as a treatment for solid tumor cancers, later in 2010.

TKM-Ebola

On May 28, 2010 we announced the publication of a series of studies demonstrating the ability of an RNAi therapeutic utilizing our LNP technology to protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease.

We conducted the studies in collaboration with infectious disease researchers from Boston University and the USAMRIID and funded in part by the US Government’s Transformational Medical Technologies program. The results, which were published in the medical journal, The Lancet, describe antiviral activity of siRNA in LNPs targeting the Ebola virus (TKM-Ebola). When used to treat infected non-human primates, TKM-Ebola resulted in complete protection from an otherwise lethal dose of Zaire Ebola virus. For many years, the Zaire species of Ebola virus (“ZEBOV”) has been associated with periodic outbreaks of hemorrhagic fever in human populations with mortality rates reaching 90%. There are currently no treatments for Ebola or other hemorrhagic fever viruses.

In the published studies, non-human primates were infected with a lethal dose of ZEBOV and were then treated with seven daily doses of TKM-Ebola. The TKM-Ebola therapeutic delivered three different siRNAs targeting three separate viral gene products thereby inactivating the virus in three different parts of its life cycle. The three siRNAs were encapsulated in our proprietary LNP delivery technology engineered for delivery to the cells where the Ebola virus is known to replicate. All of the non-human primates treated with TKM-Ebola survived the infection and were shown to be free of ZEBOV virus infection within 14 days after inoculation with a lethal dose of ZEBOV virus.

On July 14, 2010, we signed a contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection. In the initial phase of the contract, which is expected to last approximately three years and is funded under the Transformational Medical Technologies (“TMT”) program, we are eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an IND application with the FDA and completing a Phase 1 human safety clinical trial. We expect to file an IND for TKM-Ebola in the second half of 2011.

The United States Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the budget for the extended contract this would provide the Company with a total of up to US$140.0 million in funding for the entire program.

Under the contract we will invoice the United States Government for direct labor and third party costs plus an apportionment of overheads plus a profit margin.

The TKM-Ebola program with TMT has been formally initiated and we anticipate filing an IND for TKM-Ebola in the second half of 2011 to initiate a Phase 1 clinical trial. TKM-Ebola will be developed under specific regulatory guidelines to advance therapeutics that cannot meet the requirements for traditional approval because human efficacy studies are not feasible. We believe this could significantly accelerate the approval of TKM-Ebola.

Partnerships and Collaborations

Alnylam collaborations and licenses

On January 8, 2007, we entered into a licensing and collaboration agreement with Alnylam, which was amended and restated in May 2008, giving them an exclusive license to certain lipid nanoparticle intellectual property for the discovery, development, and commercialization of RNAi therapeutic products.

Protiva, which is now a wholly owned subsidiary of ours, and Alnylam entered into a cross-license in August 2007, which was amended and restated in May 2008, granting Alnylam non-exclusive access to Protiva’s intellectual property in the RNAi field and required Alnylam to fund a certain level of collaborative research for two years. The research collaboration element of the Alnylam agreement expired in August 2009. We are, however, continuing to make LNP research batches for Alnylam under a manufacturing agreement which is discussed below.

In August 2007, pursuant to the terms of the cross-license, Alnylam made a payment of US$3.0 million that gives Alnylam the right to “opt-in” to Protiva’s PLK1 project and share equally in any future product revenues, provided that Alnylam contributes 50% of the TKM-PLK1 product development costs. Alnylam has until the start of a TKM-PLK1 Phase 2 clinical trial to exercise their opt-in right. In the event that Alnylam chooses to exercise that right, the US$3.0 million already paid will be credited towards Alnylam’s 50% share of project costs to date.

In addition, we are eligible to receive from Alnylam up to US$16.0 million in milestones for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and single-digit royalties on product sales.

The agreements with Alnylam grant us intellectual property rights to develop our own proprietary RNAi therapeutic products. Alnylam has granted us a worldwide license for the discovery, development and commercialization of RNAi products directed to seven gene targets—three exclusive and four non-exclusive licenses—provided that they have not been committed by Alnylam to a third party or are not otherwise unavailable as a result of the exercise of a right of first refusal held by a third party. Licenses for two targets, ApoB and PLK1, have already been granted on a non-exclusive basis. Under the RNAi licenses granted to us, we may select five additional gene targets to develop RNAi therapeutic products, provided that the targets are not part of an ongoing or planned development program of, or otherwise of strategic importance to, Alnylam. In consideration for this license, we have agreed to pay single-digit royalties to Alnylam on product sales and have milestone obligations of up to US$8.5 million on each of the four non-exclusive licenses, with the exception of TKM-PLK1 if Alnylam opts–in to the development program. We will have no milestone obligation to Alnylam on the three exclusive licenses.

In April 2009, Alnylam announced that they had initiated a Phase 1 human clinical trial for a product candidate that utilizes our LNP technology. The Alnylam product candidate, ALN-VSP, is being developed as a treatment for liver cancer and cancers with liver involvement. ALN-VSP comprises siRNA molecules delivered systemically using our LNP technology. We are responsible for manufacturing the ALN-VSP drug product. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of CDN$0.6 million (US$0.5 million) which we received in May 2009. Alnylam released preliminary data from its ALN-VSP Phase 1 human clinical trial at the American Society of Clinical Oncology Annual Meeting in June 2010 and patient enrolment is continuing in the trial.

In August 2009, Alnylam announced ALN-TTR as their second systemic RNAi product candidate for human clinical trials. Alnylam will be advancing two ALN-TTR formulations, ALN-TTR01 and ALN-TTR02. Both formulations are RNAi therapeutic products targeting transthyretin, or TTR, for the treatment of TTR amyloidosis, a systemic disease caused by mutations in the TTR gene. ALN-TTR01 and ALN-TTR02 utilize our LNP technology and will be manufactured by us. In July 2010, Alnylam announced that they have initiated a Phase 1 human clinical trial for ALN-TTR01.

Under a manufacturing agreement entered into in January 2009, we continue to be the exclusive manufacturer of any products that utilize our technology, as required by Alnylam through the end of Phase 2 clinical trials. Alnylam will pay for the provision of staff and for external costs incurred. Pursuant to the terms of this agreement, there is a contractual minimum of CDN$11.2 million payable by Alnylam for the three years from 2009 to 2011.

Alnylam has agreed that, without the approval of our board of directors, it will not acquire more than 10% of our outstanding shares calculated on a fully diluted basis or solicit proxies to vote our shares, nor assist any third party in doing so, at any time prior to January 8, 2012. Except in the case of “permitted investors” or a public offering of securities, Alnylam will be released from these restrictions if a third party makes a bona fide proposal or indicates an intention to acquire shares that exceed the 10% limit or solicit proxies to vote our shares and that proposal or intention is disclosed publicly (other than by Alnylam) or we engage in substantive discussions with such third party concerning the proposal or intention. A permitted investor for purposes of these provisions is defined as any investor, other than a pharmaceutical or biotechnology company, who holds less than 20% of our issued and outstanding voting securities (calculated on a fully diluted basis), so long as such investor does not seek to influence our management other than by voting the share the investor holds.

Roche product development and research agreements

In May 2008, we entered into an initial research agreement with Roche. This initial research agreement expired at the end of 2008 and was replaced by a second research agreement in February 2009. We have now completed all of the work under this agreement.

In May 2009, we announced a product development agreement with Roche that provides for product development support by us up to the filing of an IND application by Roche. The product development activities under this agreement expand the activities that were formerly covered by the second research agreement. Under the product development agreement, Roche will pay up to US$8.8 million for us to support the advancement of each Roche RNAi product candidate using our LNP technology through the filing of an IND application. We are also eligible to receive up to US$16.0 million in milestones plus single-digit royalties on product sales for each product advanced through development and commercialization based on Roche’s access to our intellectual property through Alnylam.

We will develop and manufacture the drug product for use in all preclinical studies under the product development agreement and will collaborate with Roche to conduct the preclinical testing. The agreement also provides that we will manufacture one batch of clinical product for a Phase 1 human clinical trial.

Currently, there is one systemic RNAi product in development under the agreement. Roche recently provided us with guidance that the IND filing of the product candidate will be delayed and will not be filed before the end of 2010. Under the agreement, Roche may select a second product for development.

Merck license agreement

Protiva, our wholly owned subsidiary, is party to a non-exclusive royalty-bearing world-wide license agreement with Merck. Under the license, Merck will pay up to US$17.0 million in milestones for each product they develop covered by Protiva’s intellectual property, except for the first product, for which Merck will pay up to US$15.0 million in milestones, and will pay single-digit royalties on product sales. Merck has also granted a license to us for some of its patents. The license agreement with Merck was entered into as part of the settlement of litigation between Protiva and a Merck subsidiary.

Bristol-Myers Squibb research agreement

On May 10, 2010 we announced the expansion of our research collaboration with Bristol-Myers Squibb. Under the new agreement, Bristol-Myers Squibb will use siRNA molecules formulated by us in lipid nanoparticles to silence target genes of interest. Bristol-Myers Squibb will conduct the preclinical work to validate the function of certain genes and share the data with us. We can use the preclinical data to develop RNAi therapeutic products against the therapeutic targets of interest. Bristol-Myers Squibb paid us US$3.0 million concurrent with the signing of the agreement. We will be required to provide a pre-determined number of lipid nanoparticle batches over the four-year agreement. Bristol-Myers Squibb will have a first right to negotiate a licensing agreement on certain RNAi products developed by us that evolve from Bristol-Myers Squibb validated gene targets.

USAMRIID research agreement

In 2005, Protiva and the USAMRIID signed a five-year research agreement to collaborate on the development of RNAi therapeutic products against filovirus infections, including Ebola, using our LNP technology. Work under this grant was recently completed.

Takeda research agreement

We have a research agreement with Takeda entered into in December 2008. In the first quarter of 2010, we expanded our agreement with Takeda to provide additional LNP batches as Takeda continues to evaluate our technology.

Takeda has, through Alnylam, a non-exclusive sublicense to some of our intellectual property. Under our agreements with Alnylam we are eligible to receive up to US$16.0 million in milestones plus single-digit royalties on each Takeda product that uses our technology.

Pfizer

We have a research collaboration agreement with Pfizer whereby Pfizer is evaluating our LNP technology to deliver certain siRNA molecules provided by Pfizer.

Legacy Agreements

Hana Biosciences, Inc. license agreement

Hana is developing targeted chemotherapy products under a legacy license agreement entered into in May 2006. Marqibo (Optisomal Vincristine), Alocrest (formerly INX-0125, Optisomal Vinorelbine) and Brakiva (formerly INX-0076, Optisomal Topotecan), products originally developed by us, have been exclusively licensed to Hana. Hana has agreed to pay us milestones and single-digit royalties and is responsible for all future development and future expenses. In May 2009, the license agreement with Hana was amended to decrease the size of near-term milestone payments and increase the size of long-term milestone payments. On September 20, 2010, the license agreement with Hana was amended a second time such that Hana paid $5,916,750

(US$5,750,000) in consideration for reducing certain future payments associated with the product candidates. The payment of $5,916,750 (US$5,750,000) from Hana has been paid to certain of our contingent creditors in full settlement of a contingent obligation. See “Management’s Discussion and Analysis of Financial Condition and Operating Results—Off-Balance Sheet Arrangements—Debt retirement.” We are now eligible to receive milestone payments from Hana of up to US$19,000,000 upon achievement of further development and regulatory milestones and we are also eligible to receive single-digit royalties on product sales. The milestone payments can be made in common shares of Hana. If Hana sublicenses any of the product candidates, Tekmira is eligible to receive a percentage of any upfront fees or milestone payments received by Hana. Depending on the royalty rates Hana receives from its sublicensees, our royalty rate may be lower on product sales by the sublicensees. The royalty rate will be reduced to low single digits if there is generic competition.

Marqibo is a proprietary sphingosomal formulation of the widely used, off-patent cancer chemotherapeutic vincristine. The FDA has granted Hana orphan drug and fast track designations for the use of Marqibo in adult acute lymphoblastic leukemia, or ALL. In August 2007, Hana initiated a Phase 2 Marqibo registration-enabling clinical trial in relapsed ALL and in November 2007 initiated a Phase 2 clinical trial investigating Marqibo as a treatment for uveal melanoma. In December 2009, Hana announced the results of its Phase 2 relapsed ALL clinical trial and that it intends to submit a New Drug Application seeking accelerated approval for Marqibo. Hana has announced that it is planning to commence Phase 3 randomized trials for Marqibo in elderly patients with ALL and patients with non-Hodgkin’s lymphoma.

Alocrest is an extended delivery formulation of the commercially available anticancer drug vinorelbine. Vinorelbine is an approved chemotherapeutic drug that is off-patent in the United States. Hana initiated a Phase 1 clinical trial for Alocrest in August 2006 and released preliminary data in October 2007. Hana is currently seeking a partner to continue the advancement of Alocrest through clinical trials.

Brakiva is a lipid encapsulated formulation of the approved anti-cancer drug topotecan. Hana initiated a Phase 1 clinical trial for Brakiva in November 2008 in patients with advanced solid tumors.

Aradigm Corporation license agreement

In December 2004, we entered into a licensing agreement with Aradigm under which Aradigm exclusively licensed certain of our liposomal intellectual property for the pulmonary delivery of Ciprofloxacin. As amended, this agreement calls for milestone payments totalling US$4.5 and US$4.75 million, respectively, for the first two disease indications pursued by Aradigm using our technology, and for single-digit royalties on sales revenue from products using our technology. Aradigm has asserted that it is not using our technology in its current products.

University of British Columbia

Certain early work on lipid nanoparticle delivery systems and related inventions was done at the University of British Columbia (“UBC”). These inventions are exclusively licensed to us by UBC under a license agreement, initially entered in 1998 and thereafter restated and amended. This agreement calls for revenue sharing on payments received from sublicenses that range from 10% for intellectual property related to certain technology used for the delivery of oligonucleotides and up to approximately 20% for intellectual property covering certain legacy product candidates being advanced by Hana and Aradigm. The agreement calls for single-digit royalties on product sales made by us under the licensed patents. The patents licensed to us by UBC under this license agreement have been expanded over the years to include patents, if any, on additional inventions discovered by UBC and us in our prior collaborations with UBC or otherwise in the course of our prior collaboration with Alnylam. These collaborations with UBC and with Alnylam ended at the end of 2008. We have granted sublicenses under the UBC license both to our subsidiary Protiva, and to Alnylam as well as to Hana and Aradigm. While Alnylam’s sublicense is exclusive in the RNAi field, Alnylam has in turn sublicensed us and our subsidiary Protiva under the licensed UBC patents for discovery, development and commercialization of RNAi products directed to the same seven gene targets described above in our description of our Alnylam collaborations and licenses.

In mid-2009, we and our subsidiary Protiva entered into a supplemental agreement with UBC, Alnylam and AlCana Technologies, Inc., in relation to a separate research collaboration to be conducted among UBC, Alnylam and AlCana. We are licensed under the supplemental agreement to inventions discovered in this on-going collaboration. This license is on terms essentially similar to those of our license from UBC described above, and has similarly been sublicensed by us to Alnylam, and similarly sublicensed to us and Protiva by Alnylam for the same seven gene targets, except that we are to pay milestones of up to US$1,325,000 and low single-digit royalties directly to UBC if we use any AlCana intellectual property generated under this supplemental agreement.

Patents and Proprietary Rights

In addition to the expertise we have developed and maintain in confidence, we own a portfolio of patents and patent applications directed to LNP inventions, the formulation and manufacture of LNP-based pharmaceuticals, chemical modification of RNAi molecules, and RNAi drugs and processes directed at particular disease indications. Our portfolio includes over 140 active cases, with 35 issued/granted patents and allowed patent applications, including the following:

Invention Category	Title	Priority Filing Date*	Status**	Expiration Date***

LNP	Lipid Encapsulated Interfering RNA	07/16/2003	Granted in Singapore (SG); allowed in New Zealand (NZ); pending in Australia (AU), Canada (CA), China (CN), Europe (EP), Hong Kong (HK), Israel (IL), Japan (JP), South Korea (KR), India (IN), United States (US)	07/16/2024

LNP	Lipid Encapsulated Interfering RNA	06/07/2004	Granted in CN; allowed in US; pending in AU, CA, EP, HK, JP	06/07/2025

LNP	Novel Lipid Formulations for Nucleic Acid Delivery	04/15/2008	Pending in US and Patent Cooperation Treaty (PCT) member states	04/15/2029

LNP Manufacturing	Liposomal Apparatus and Manufacturing Methods	06/28/2002	Granted in AU; allowed in EP; pending in CA, JP, US	06/28/2023

LNP Manufacturing	Systems and Methods for Manufacturing Liposomes	07/27/2005	Pending in AU, CA, CN, EP, JP, US	07/27/2026

Novel Lipids	Cationic Lipids and Methods of Use	06/07/2004	US Pat. No. 7,745,651; pending in AU, CA, CN, EP, HK, JP	06/07/2025

Invention Category	Title	Priority Filing Date*	Status**	Expiration Date***

Novel Lipids	Polyethyleneglycol-Modified Lipid Compounds and Uses Thereof	09/15/2003	Granted in SG; allowed in NZ and US; pending in AU, CA, CN, EP, IL, IN, JP, KR	09/15/2024

Chemical Modifications	Modified siRNA Molecules and Uses Thereof	11/02/2005	Pending in AU, CA, CN, EP, HK, IL, IN, JP, US	11/02/2026

Therapeutic Target	siRNA Silencing of Apolipoprotein B	11/17/2004	Pending in AU, CA, EP, HK, US	11/17/2025

Therapeutic Target	siRNA Silencing of Filovirus Gene Expression	10/20/2005	Allowed in US	10/20/2026

Therapeutic Target	Silencing of Polo-Like Kinase Expression using Interfering RNA	12/27/2007	Pending in AU, CA, EP, JP, US	12/27/2028

*	Priority filing dates are based on the filing dates of provisional patent applications. Provisional applications expire unless they are converted to non-provisional applications within one year.
**	An “allowed” patent application is an active case that has been found by the patent office to contain patentable subject matter, subject to the payment of issue/grant fees by the applicant.
***	Once issued, the term of a US patent first filed after mid-1995 generally extends until the 20th anniversary of the filing date of the first non-provisional application to which such patent claims priority. It is important to note, however, that the United States Patent & Trademark Office (“USPTO”) sometimes requires the filing of a Terminal Disclaimer during prosecution, which may shorten the term of the patent. On the other hand, certain patent term adjustments may be available based on USPTO delays during prosecution. Similarly, in the pharmaceutical area, certain patent term extensions may be available based on the history of the drug in clinical trials. We cannot predict whether or not any such adjustments or extensions will be available or the length of any such adjustments or extensions.

Organizational structure

We have two wholly owned subsidiaries, Protiva Biotherapeutics Inc., which is incorporated under the laws of British Columbia and is directly held by us, and Protiva Biotherapeutics (USA) Inc., which is incorporated in the State of Delaware and is a direct subsidiary of Protiva Biotherapeutics Inc.

Property, plant and equipment

Facilities

Our head office and primary research and development facility is located in Burnaby, British Columbia. The lease for this approximately 51,000 square foot facility expires in July 2014, but can be further extended to 2017 and then to 2022 and then to 2027.

Manufacturing

We are developing scale-up and manufacturing technology, in-process controls, release testing and final product specifications for our products and our partners, products with the aim of ensuring quality, potency and suitable shelf-life, stability and ease of use. We have established in-house manufacturing capability for preclinical supplies and currently use our equipment in local third party clean room facilities for manufacturing clinical supplies. We recently completed upgrades to our own in-house clean room facility and expect to be manufacturing clinical supplies in this clean room for ourselves and our partners before the end of 2010. The upgrades cost $1.0 million. We believe manufacturing in-house will give us more flexibility and more control over our manufacturing process.

While we have capabilities to manufacture clinical batches sufficient to complete Phase 2 clinical trials, we have no capability to produce quantities for larger Phase 3 clinical trials or for commercial scale manufacturing. We plan to rely on third parties to manufacture commercial quantities of drug substance and finished product for any product candidate that we successfully develop.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following is not a restatement of our annual and interim management’s discussion and analysis and is qualified in its entirety by those documents filed on www.sedar.com. Our annual and interim management’s discussion and analysis are incorporated by reference into this Prospectus and you should read the following in conjunction with our annual and interim management’s discussion and analysis, along with the corresponding financial statements and Supplementary Notes.

The forward-looking statements in this discussion include numerous risks and uncertainties, as described in “Risk Factors” and “Special Notice Regarding Forward-Looking Statements” sections of this Prospectus and are expressly qualified by these cautionary statements.

Overview

Tekmira is a biopharmaceutical company focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

Reorganization and Acquisition

Tekmira did not carry on any active business until April 30, 2007 when Tekmira and its parent company at that time, Inex, were reorganized under a statutory plan of arrangement completed under the laws of British Columbia. As a result of this reorganization,

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all of Inex’s biopharmaceutical business, assets and liabilities and contractual arrangements, including all cash and cash equivalents, all intellectual property, products, technology and partnership arrangements, and all of Inex’s employees, were transferred to Tekmira in consideration for shares of Inex, and

•	all outstanding shares of Tekmira held by Inex were distributed to Inex shareholders such that Tekmira ceased to be a subsidiary of Inex.

Immediately before the reorganization, Inex’s common shares were consolidated on a basis of two current common shares for one new common share. On November 2, 2010 Tekmira completed a 5 -to- 1 consolidation of its common shares. See “Explanatory Note Related to Share Consolidation”. Except as otherwise indicated, all references to common shares, common shares outstanding, average number of common shares outstanding, per share amounts and options in this document have been restated to reflect the common share consolidations on a retroactive basis.

Effective May 1, 2007, the common shares of Tekmira began trading on the Toronto Stock Exchange under the symbol “TKM”.

As a non-recurring related party transaction between Tekmira and Inex, companies under common control, the assets and liabilities of Inex were transferred at their carrying values using the continuity-of-interests method of accounting. For reporting purposes, Tekmira is considered to have continued Inex’s pharmaceutical business. References in this document to Tekmira’s business and operations that pre-date the April 30, 2007 reorganization are references to the business and operations of Inex, but are included on the basis that such historical business and operations have been continued by Tekmira.

On May 30, 2008, we completed the acquisition of all of the outstanding shares of Protiva. At the time of the acquisition, Protiva was a privately owned Canadian company developing lipid nanoparticle delivery technology for small interfering RNA, or siRNA, a business similar to that of Tekmira. The acquisition of Protiva permitted us to combined our assets and focus them on the develop RNAi therapeutic products using our lipid nanoparticle delivery technology which we refer to as LNP or lipid nanoparticles. The business combination was completed through the acquisition by Tekmira, under a share purchase agreement, of all the outstanding shares of Protiva in consideration for common shares of Tekmira. Tekmira also agreed to issue common shares on the exercise of any Protiva share purchase options that remained outstanding at the closing.

Concurrent with the completion of the business combination with Protiva, we entered into initial research agreements with F. Hoffman-La Roche Ltd and Hoffman La-Roche Inc., which we refer to together as Roche, and completed private placement investments of 416,667 common shares for US$5.0 million (CDN$5.0 million, CDN$12.00 per share) with Alnylam Pharmaceuticals, Inc., or Alnylam, and 416,667 common shares for CDN$5.0 million (CDN$12.00 per share) with a Roche affiliate.

The Protiva acquisition was accounted for using the purchase method of accounting.

Inflation

Inflation has not had a material impact on our operations.

Foreign Currency Fluctuations

We recorded foreign exchange gains and (losses) in the second quarter of 2010 of $0.07 million and first half of 2010 of $0.03 million (second quarter of 2009 of $0.05 million and first half of 2009 of $0.005 million) and in the first quarter of 2010 of $0.04 million (first quarter of 2009—$0.05 million) and for the fiscal year 2009 of $(0.4) million (2008—$2.1 million; 2007—$(1.0) million). At June 30, 2010 our net US dollar denominated liabilities was $1.6 million.

We purchase goods and services in both Canadian and US dollars and earn a significant portion of our revenues in US dollars. We manage our US dollar currency risk by using cash received from US dollar revenues to pay US dollar expenses. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. Towards the end of 2008 we converted the majority of our US dollar cash and cash equivalent holdings into Canadian dollars which reduced our exposure to foreign exchange rate fluctuations. Thereafter our policy has been to hold only working capital levels of US dollars. However, as a large portion of our revenues and expenses are in US dollars, exchange rate fluctuations will continue to create gains or losses as we continue holding US denominated cash, cash investments, accounts receivable and accounts payable.

Government Regulation

We operate within a highly regulated environment. Regional and country specific laws and regulations define the data required to show safety and efficacy of product candidates such as ours, as well as govern testing, approval, manufacturing, labelling and marketing of these products. These regulatory requirements are a major factor in determining whether a product may be successfully developed and the amount of time and expense associated with this development. For a biopharmaceutical company to launch a new product, it must demonstrate to the national regulatory authorities in the countries in which it intends to market the new product, such as the Food and Drug Administration, or FDA, in the United States and the Therapeutic Products Directorate of Health Canada, or TPD, in Canada that the product is both effective and safe. The system of new drug approvals in North America is one of the most rigorous in the world.

A potential new product must first be tested in the laboratory, referred to as in vitro studies, and in several animal species, referred to as pre-clinical, before being evaluated in humans, referred to as clinical studies. Pre-clinical studies primarily involve in vitro evaluations of the therapeutic activity of the product and pre-clinical evaluations of the pharmacokinetic, metabolic and toxic effects of the product in selected animal species. Ultimately, based on data generated during pre-clinical studies, extrapolations will be made to evaluate the potential risks versus the potential benefits of use of the product in humans under specific conditions of use. Upon successful completion of the pre-clinical studies, the product typically undergoes a series of evaluations in humans, including healthy volunteers and patients with the targeted disease.

Before undertaking clinical studies, the pharmaceutical company sponsoring the new product must submit to the FDA, TPD, or other applicable regulatory body, an Investigational New Drug (IND) submission. The IND application must contain specified information including the results of the pre-clinical or clinical tests completed at the time of the application. Since the method of manufacture may affect the efficacy and safety of a product, information on manufacturing methods and standards and the stability of the product substance and dosage form must also be presented.

The activities which are typically completed prior to obtaining approval for marketing in North America may be summarized as follows:

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pre-clinical studies, which includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results, performed to assess the safety and potential efficacy of the product, and subject to good laboratory practice requirements;

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Phase 1 clinical trials, the initial introduction of the product into human subjects, under which the compound is generally tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacokinetics;

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Phase 2 clinical trials involving studies in a limited patient population to: determine the efficacy of the product for specific, targeted indications, determine optimal dosage, and identify possible adverse effects and safety risks; and

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Phase 3 clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites in order to support marketing authorization.

Following Phase 3, the product sponsor submits a New Drug Application to the FDA or a New Drug Submission to the TPD for marketing approval. Once the data is reviewed and approved by the appropriate regulatory authorities such as TPD and FDA, the product may be sold on a commercial basis.

The approval process for new drugs in Europe is comparable to the approval process of the FDA.

Critical Accounting Policies

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results are revenue recognition, valuation and amortization of intangible assets, goodwill valuation and stock-based compensation. These accounting policies require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable, based upon information available to us at the time that these estimates and assumptions are made. Actual results may differ from our estimates. Areas where critical accounting estimates are made include revenue recognition, the valuation and amortization of intangible assets, goodwill valuation and amounts recorded as stock-based compensation. Our critical accounting estimates affect our net loss calculation.

Revenue Recognition. Our primary sources of revenue have been derived from research and development collaborations services, and licensing fees comprised of initial fees and milestone payments. Payments received under collaborative research and development agreements, which are non-refundable, are recorded as revenue as services are performed and as the related expenditures are incurred pursuant to the agreement, provided collectability is reasonably assured. Revenue earned under research and development manufacturing collaborations where we bear some or all of the risk of a product manufacture failure is recognized when the purchaser accepts the product and there are no remaining rights of return. Revenue earned under research and development collaborations where we do not bear any risk of product manufacture failure is recognized over the periods the work is performed. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our involvement as we fulfill our obligations under our agreements. Revenue earned under contractual arrangements upon the occurrence of specified milestones is recognized as the milestones are achieved and collection is reasonably assured.

Our revenue recognition policy is in accordance with the guidelines provided in Emerging Issues Committee (EIC)—141, Revenue Recognition, Non-Refundable Fees and EIC-142, Revenue Arrangements with Multiple Deliverables.

The revenue that we recognize is a critical accounting estimate because of the volume and nature of the revenues we receive. Some of the research and development collaboration and licensing agreements that we have entered into contain multiple revenue elements that are to be recognized for accounting in accordance with our revenue recognition policy. We need to make estimates as to what period the services will be delivered with respect to up-front licensing fees and milestone payments received because these payments are deferred and amortized into income over the estimated period of our ongoing involvement. The actual period of our ongoing involvement may differ from the estimated period determined at the time the payment is initially received and recorded as deferred revenue. This may result in a different amount of revenue that should have been recorded in the period and a longer or shorter period of revenue amortization. When an estimated period changes we amortize the remaining deferred revenue over the estimated remaining time to completion. The rate at which we recognize revenue from payments received for services to be provided under collaborative research and development agreements depends on our estimate of work completed to date and total work to be provided. The actual total services provided to earn such payments may differ from our estimates.

Our revenue for the second quarter of 2010 was $2.3 million and for the first half of 2010 was $4.8 million (second quarter of 2009—$3.8 million and first half of 2009—$6.7 million) and for the first quarter of 2010 was $2.5 million (first quarter of 2009—$2.9 million) and for fiscal year 2009 revenue was $14.4 million (2008—$11.7 million; 2007—$15.8 million) and deferred revenue at March 31, 2010 was $1.3 million and at December 31, 2009 was $1.2 million (December 31, 2008—$0.5 million; December 31, 2007—$4.6 million).

Valuation and amortization of intangible assets. Our intangible assets are medical technology purchased or licensed from arm’s length third parties and computer software. The costs incurred in establishing and maintaining patents for intellectual property developed internally are expensed in the period incurred.

The costs of our purchased medical technology are amortized on a straight-line basis over the estimated useful life of the technology. Factors considered in estimating the valuation and useful life of medical technology include:

•	our expected use of the asset

•	legal, regulatory and contractual provisions that may limit the useful life

•	the effects of obsolescence, demand, competition and other economic factors

•	the level of expenditures required to obtain the expected future cash flows from the medical technology

We review the carrying value of our medical technology when we undergo major changes in our business and if we determine that successful development of products to which medical technology costs relate is not sufficiently viable, or that deferred medical technology costs exceed the recoverable value based on future potential undiscounted cash flows, such costs are written down to fair value.

The valuation of medical technology is a critical accounting estimate because of the long-term nature of and risks and uncertainties related to the development of our medical technology. Significant judgment is exercised and assumptions are made when determining whether the carrying value of the medical technology may or may not be recoverable based on future potential undiscounted cash flows. Any significant changes to our assessment could possibly result in an impairment loss being charged against our medical technology. Also, the determination of the fair value of technology is highly dependent on estimated future cash flows that are subject to significant uncertainty.

The $16.3 million valuation of medical technology acquired through the business combination with Protiva is covered further in our financial statements incorporated by reference herein and in the Supplementary Notes. We have estimated that the life of the medical technology acquired from Protiva is 16 years. This estimate is based, amongst other things, on the remaining patent lives underlying the Protiva medical technology. The down-turn in financial markets led us to carry out an impairment test on the Protiva medical technology in the third quarter of 2008 and we determined that the undiscounted future cash-flows exceeded the carrying value of intangible assets thereby requiring no impairment.

Goodwill valuation. We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions, especially concerning the determination of the fair values of the acquired intangible assets and goodwill. The judgments made in the context of the purchase price allocation can materially impact our financial position and results of operations.

Goodwill is not amortized but is tested for possible impairment at least annually and whenever changes in circumstances occur that would indicate an impairment in the value of goodwill. When the carrying value of goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters or the business climate, technological advances, decreases in anticipated demand for the technology, unanticipated competition and other market conditions.

The $3.9 million excess of the purchase price for Protiva over the estimated fair values of the net assets acquired was recorded as goodwill. Various factors contributed to the establishment of goodwill, including: the value of Protiva’s highly skilled and knowledgeable work force as of the acquisition date; the expected revenue growth over time that is attributable to new and expanded collaborative partnerships; and the synergies expected to result from combining workforces and infrastructures.

The down-turn in financial markets led us to carry out a goodwill impairment test as at September 30, 2008. Based on Tekmira’s market capitalization as at September 30, 2008 we determined that we did not have any fair value of goodwill arising from the acquisition of Protiva but an impairment loss of $3.9 million, the full value of goodwill, which was recorded in the consolidated statement of operations and comprehensive (loss).

Stock-based compensation. The stock based compensation that we record is a critical accounting estimate due to the value of compensation recorded, the volume of our stock option activity, and the many assumptions that are required to be made to calculate the compensation expense.

Compensation expense is recorded for stock options issued to employees and directors using the fair value method. We must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the expense for stock option forfeitures and cancellations. We use the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions, including the expected life of the option and expected volatility of the stock, be estimated at the time that the options are issued. This accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations. We account for the forfeitures of unvested options in the period in which the forfeitures occur. We amortize the fair value using the straight-line method over the vesting period of the options, generally a period of three years for employees and immediate vesting for directors.

We recorded stock compensation expense in the second quarter of 2010 was $0.06 million and for the first half of 2010 was $0.4 million (second quarter of 2009—$0.09 million and first half of 2009—$0.2 million) and for the first quarter of 2010 of $0.4 million (first quarter of 2009—$0.1 million) and for the fiscal year 2009 of $0.3 million (2008—$1.8 million; 2007—$0.4 million).

Changes in Accounting Policies and Adoption of New Standards

Goodwill and intangible assets (CICA 3064) and financial statement concepts (CICA 1000). Effective January 1, 2009, CICA 3064, Goodwill and Intangible Assets replaced CICA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. CICA 1000, Financial Statement Concepts was also amended to provide consistency with this new standard. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.

The adoption of this standard did not have any impact on our net loss but did result in a reclassification of computer software costs from property and equipment to intangible assets in the amount of $1.5 million as at December 31, 2008.

Accounting Pronouncements Affecting Future Periods

On May 12, 2010, we publicly announced our plans to apply for a listing of our common shares on the NASDAQ. The Canadian Securities Administrators’ National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency, permits Canadian public companies which are also SEC registrants the option to prepare their financial statements under US GAAP.

We have undertaken a detailed review of the implications of conversion to US GAAP as compared to Canadian GAAP and International Financial Reporting Standards, or IFRS. Based on a number of our competitors and collaborators reporting in US GAAP we concluded that US GAAP is more relevant to our investors and the other users of our financial statements than Canadian GAAP or IFRS. As such, it has been determined that should we complete a listing on a US market in 2010 we will stop our IFRS conversion efforts and adopt US GAAP as Tekmira’s primary basis of financial reporting commencing December 31, 2010 on a retrospective basis. Upon conversion our comparative financial information will be revised to reflect our results as if they had been historically reported in accordance with US GAAP.

Management’s initial assessment is that the application of US GAAP would result in the following material difference in our accounting policies: Technology and technology licenses acquired from third-parties would be classified as in-process research and development and written off immediately as they have no alternative use under US GAAP. Under Canadian GAAP these technologies and licenses are capitalized to intangible assets and amortized on a straight-line basis over their estimated life. This accounting policy difference applies to $16.3 million of medical technology included with the acquisition of Protiva completed on May 30, 2008. Under Canadian GAAP we capitalized the medical technology to intangible assets but under US GAAP this medical technology would be classified as in-process research and development and expensed at the time of acquisition. Conversion to US GAAP would result in a one-time expense of medical technology of $16.3 million in the second quarter of 2008 and the reversal of subsequent quarterly $0.25 million medical technology amortization charges.

The adoption of US GAAP will not require significant changes to our existing internal controls over financial reporting and disclosure controls and procedures, or information and data systems.

Operating Results

Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements incorporated by reference herein and in the Supplementary Notes. The Summary Financial Information in the table below and the discussion that follows is under Canadian GAAP and in Canadian dollars except as otherwise stated.

Summary Financial Information

Under Canadian GAAP (in thousands Canadian dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30		Three Months Ended March 31
	2010	2009	2010	2009	2010	2009
	$	$	$	$	$	$
Operating Data
Revenue	2,316	3,778	4,782	6,658	2,466	2,881
Expenses	6,483	6,008	13,426	11,094	6,943	5,086
(Loss) from operations	(4,167)	(2,230)	(8,644)	(4,436)	(4,477)	(2,206)
Net and comprehensive loss	(4,211)	(2,251)	(8,629)	(4,326)	(4,417)	(2,076)
Weighted average number of common shares—basic	10,330	10,325	10,329	10,325	10,329	10,325
Weighted average number of common shares—diluted	10,330	10,325	10,329	10,325	10,329	10,325
(Loss) per common share—basic	(0.41)	(0.22)	(0.84)	(0.42)	(0.43)	(0.20)
(Loss) per common share—diluted	(0.41)	(0.22)	(0.84)	(0.42)	(0.43)	(0.20)
Balance Sheet Data
Total current assets	19,631	30,198	19,631	30,198	19,741	31,570
Total assets	37,278	48,352	37,278	48,352	37,766	50,144
Total liabilities	8,359	5,884	8,359	5,884	4,717	5,510
Share capital	229,467	229,413	229,467	229,413	229,427	229,413
Total Shareholders’ equity	28,919	42,468	28,919	42,468	33,049	44,633
Number of shares outstanding	10,333	10,325	10,333	10,325	10,329	10,325

	Year Ended December 31
	2009	2008	2007
	$	$	$
Operating Data
Revenue	14,428	11,732	15,769
Expenses	23,921	25,057	13,155
Income (Loss) from operations	(9,493)	(13,325)	2,613
Net and comprehensive loss	(9,765)	(14,261)	(2,558)
Weighted average number of common shares—basic(1)	10,326	8,116	4,770
Weighted average number of common shares—diluted(1)	10,326	8,116	4,770
Loss per common share—basic	(0.95)	(1.76)	(0.54)
Loss per common share—diluted	(0.95)	(1.76)	(0.54)
Balance Sheet Data
Total current assets	25,958	33,261	23,068
Total assets	43,923	51,530	24,593
Total liabilities	6,816	4,933	6,401
Share capital	229,427	229,412	195,317
Total Shareholders’ equity	37,106	46,598	18,192
Number of shares outstanding(1)	10,329	10,325	4,913

(1)	On April 30, 2007, Inex’s (Tekmira’s predecessor company) common shares were consolidated on a basis of two current common shares for one new common share (prior to the share consolidation on November 2, 2010). On November 2, 2010 Tekmira completed a 5 -to- 1 consolidation of its common shares. Except as otherwise indicated, all references to common shares, common shares outstanding, average number of common shares outstanding, per share amounts and options in this document have been restated to reflect the common shares consolidations on a retroactive basis.

Second quarter and first half of 2010 (unaudited) compared to second quarter and first half of 2009 (unaudited)

For the first half of 2010 our net loss was $8.6 million ($0.84 per common share) as compared to a net loss of $4.3 million ($0.42 per common share) for the first half of 2009. For the second quarter of 2010 our net loss was $4.2 million ($0.41 per common share) as compared to a net loss of $2.3 million ($0.22 per common share) for second quarter of 2009.

The primary reasons for the increase in net loss are a reduction in revenues and increased spending on our TKM-ApoB and TKM-PLK1 programs. We were manufacturing materials for preclinical and clinical trials and completing toxicology studies in preparation for clinical development of both programs. Revenues fluctuate particularly due to the variability in demand for our manufacturing services and timing of milestone receipts.

Revenue. Revenue from research and development collaborations, licensing fees and milestone payments was $2.3 million for the second quarter of 2010 as compared to $3.8 million for second quarter of 2009 and was $4.8 million for the first half of 2010 as compared to $6.7 million for the first half of 2009. Revenues fluctuate particularly due to the variability in demand for our manufacturing services and timing of milestone receipts. The decrease in revenues for the periods discussed here is a result of period to period fluctuations in demand for our manufacturing services and the expiration of our Alnylam research collaboration in August 2009.

Revenue is detailed in the following table:

	Three Months Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
	(in millions CDN$)		(in millions CDN$)
Research and development collaborations
Alnylam	$1.4	$2.2	$2.3	$4.6
Roche	0.9	1.0	2.2	1.4
Other RNAi collaborators	—	—	0.3	0.1

Total research and development collaborations revenue	2.3	3.2	4.8	6.1
Licensing fees and milestone payment from Alnylam	—	0.6	—	0.6

Total research revenue	$2.3	$3.8	$4.8	$6.7

Alnylam revenue. Under an agreement with Alnylam they were required to make collaborative research payments at a minimum rate of US$2.0 million per annum for the provision of our research staff. This agreement expired on August 13, 2009 and we no longer receive research funding from Alnylam. We are, however, continuing to make LNP research and clinical trial batches for Alnylam under the Alnylam Manufacturing Agreement.

In addition to the cessation of research revenue from Alnylam, manufacturing revenue in the first half of 2010 was lower than in the first half of 2009 as Alnylam requested fewer batches of drugs. Manufacturing activity levels fluctuate from period to period and between our collaborations and our internal projects.

Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 is a minimum of $11.2 million. We are recognizing revenue for the provision of staff under the Alnylam Manufacturing Agreement based on actual staff hours provided.

Roche revenue. Under the Roche Product Development Agreement dated May 2009 Roche are paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate, and as at June 30, 2010 there was $1.1 million of deferred revenue in this respect.

We earned $0.8 million in research and development collaborations revenue during the first half of 2009 for work under a separate Roche Research Agreement that ended in June 2009.

Under the Roche Product Development Agreement we are currently developing one product with Roche. Roche recently provided us with guidance that the IND filing of the product candidate will be delayed and will not be filed before the end of 2010. This likely means that less revenue than we had previously expected will be earned and recognized for this product in 2010.

Other RNAi collaborators. We have active research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb (BMS), Pfizer and Takeda. Also, as discussed earlier, in May 2010 we signed a formulation agreement with BMS under which BMS paid us $3.2 million (US$3.0 million) to make a certain number of LNP formulations over the next four years. Revenue from this agreement will be recognized as batches are produced. No batches have yet been produced under the new BMS agreement so deferred revenue as at June 30, 2010 includes $3.2 million in this respect.

Expenses—Research, development and collaborations. Research, development and collaborations expenses increased to $4.8 million for second quarter of 2010 as compared to $4.4 million for second quarter of 2009 and increased to $10.3 million for the first half of 2010 as compared to $8.0 million for the first half of 2009. The primary reason for the increase is the manufacture of materials for preclinical and clinical trials and conducting toxicology studies in preparation for clinical development of our TKM-ApoB and TKM-PLK1 programs.

Research, development and collaborations compensation expenses were at a similar level in the first half of 2009 and the first half of 2010. Increasing staff numbers in 2010 and the vesting and expensing of a portion of stock options granted in the first quarter of 2010 was offset by higher compensation expenses in the first half of 2009 when a bonus was paid out following the successful filing of our TKM-ApoB IND application and signing a product development agreement with Roche. Our research and development staff numbers have increased to 72 at June 30, 2010 (total staff 83) as compared to 66 (total staff 78) at June 30, 2009. Ordinarily, we issue an annual grant of stock options to all staff and directors at the end of our calendar year but due to a stock trading black-out our annual grant was delayed until the first quarter of 2010. Typically, a portion of our stock options vest immediately so there is a peak in stock option expense in the period when options are granted. Our bonus compensation philosophy is to pay discretionary bonuses as and when we achieve major corporate goals.

Intellectual property legal expenses increased by $0.2 million from the first half of 2009 to the first half of 2010 as we continue to expand and defend our technology base and patent portfolio.

In our 2009 Annual Management’s Discussion and Analysis we provided guidance that we expect research, development and collaborations expenses to increase in 2010 as compared to 2009 as we progress TKM-ApoB and TKM-PLK1 into the clinic. As a result of the recently awarded contract to develop TKM-Ebola we expect to incur further unbudgeted research, development and collaborations expenses. These further expenses will, however, be more than offset by revenues recognized from the contract as our costs will be reimbursed and we will charge the US Government for program overheads and a profit margin.

Expenses—General and administrative. General and administrative expenses were steady at $1.1 million for second quarter of 2010 and $1.1 million for second quarter of 2009 and $2.1 million for the first half of 2010 as compared to $2.1 million for the first half of 2009. There are two major offsetting costs: in the first half of 2009 we paid out discretionary bonuses to our staff and in the first half of 2010 we incurred fees related to our NASDAQ listing application.

In our 2009 Annual Management’s Discussion and Analysis we provided guidance that we expect general and administrative expenses to decrease in 2010 as compared to 2009. As our NASDAQ share listing progresses we expect to incur further fees that were not budgeted and this will likely result in an increase in total general and administrative expenses in 2010 as compared to 2009.

Amortization of intangible assets. Amortization of intangible assets expense relates to medical technology acquired from Protiva and purchased software. The charge was $0.4 million for the second quarter of 2010 as compared to $0.3 million for second quarter of 2009 and was $0.7 million for the first half of 2010 as compared to $0.6 million for the first half of 2009. There is an amortization charge of $0.25 million every quarter that relates to the $16.3 million in medical technology acquired through the business combination with Protiva on May 30, 2008 that is being amortized over 16 years. The balance of the amortization charge on intangible assets relates to software. There was an increase in software amortization in second quarter of 2010 as we wrote off some legacy systems that we no longer require.

As covered in the Operating and Financial Review and Prospects—Accounting Pronouncements Affecting Future Periods sections above, under US GAAP the medical technology acquired from Protiva will be retrospectively recorded as an expense at the time of acquisition and the ongoing quarterly amortization charge of $0.25 million would not apply.

Depreciation of property and equipment. Depreciation of property and equipment was steady at $0.2 million for second quarter of 2010 and $0.2 million for second quarter of 2009 and $0.4 million for the first half of 2010 as compared to $0.4 million for the first half of 2009.

Other income and (losses)—Interest income. Interest income was $0.03 million for the second quarter of 2010 and $0.03 million for second quarter of 2009 and $0.05 million for the first half of 2010 as compared to $0.11 million for the first half of 2009. Cash investment balances were lower in the first half of 2010 as compared to the first half of 2009 but interest rates have increased in 2010 as compared to 2009. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

First quarter of 2010 (audited) compared to first quarter of 2009 (unaudited)

For the first quarter of 2010, our net loss was $4.4 million ($0.43 per common share, basic and fully diluted) as compared to a net loss of $2.1 million ($0.20 per common share, basic and fully diluted) for first quarter of 2009.

The primary reason for the increase in net loss is increased spending on our TKM-ApoB and TKM-PLK1 programs. We were manufacturing materials for preclinical and clinical trials and conducting toxicology studies in preparation for clinical development of both programs.

Revenue. Revenue from research and development collaborations was $2.5 million in the first quarter of 2010 as compared to $2.9 million in the first quarter of 2009. There was no revenue from licensing fees and milestone payments in the first quarter of 2010 or the first quarter of 2009.

Revenue is detailed in the following table:

	Three Months Ended March 31
	2010	2009
	(in millions CDN$)
Research and development collaborations
Alnylam	$0.9	$2.4
Roche	1.3	0.4
Other RNAi collaborators	0.3	0.1

Total research and development collaborations revenue	$2.5	$2.9

Alnylam revenue. Under an agreement with Alnylam they were required to make collaborative research payments at a minimum rate of US$2.0 million per annum for the provision of our research staff. This agreement expired on August 13, 2009 and we no longer receive research funding from Alnylam. We are, however, continuing to make LNP research and clinical trial batches for Alnylam under the Alnylam Manufacturing Agreement.

In addition to the cessation of research revenue from Alnylam, manufacturing revenue in the first quarter of 2010 was lower than in the first quarter of 2009. Manufacturing activity levels fluctuate from period to period and between our collaborations and our internal projects.

Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 is a minimum of $11.2 million. We are recognizing revenue for the provision of staff under the Alnylam Manufacturing Agreement based on actual staff hours provided.

Roche revenue. Under the Roche Product Development Agreement dated May 2009 Roche is paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate, and as at March 31, 2010 there was $0.8 million of deferred revenue in this respect.

We earned $0.4 million in research and development collaborations revenue during the first quarter of 2009 for work under a separate Roche Research Agreement.

Under the Roche Product Development Agreement we are currently developing one product candidate with Roche. Roche may select a second product candidate for development.

Other RNAi collaborators. We have active research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb, Pfizer and Takeda.

Expenses—Research, development and collaborations. Research, development and collaborations expenses increased to $5.5 million in the first quarter of 2010 from $3.6 million in the first quarter of 2009, due largely to increased spending on our TKM-ApoB and TKM-PLK1 programs. In the first quarter of 2010 we were manufacturing materials for preclinical and clinical trials and conducting toxicology studies in preparation for clinical development of both programs.

Research, development and collaborations compensation expenses increased by about $0.3 million from the first quarter of 2009 to the first quarter of 2010 due to an increase in staff numbers and the vesting and expensing of a portion of stock options granted in the first quarter of 2010. Our research and development staff numbers have increased to 71 employees at March 31, 2010 (total staff of 81) as compared to 60 employees (total staff of 72) at March 31, 2009. Ordinarily, we issue an annual grant of stock options to all staff and directors at the end of our calendar year but due to a stock trading black-out our annual grant was delayed until the first quarter of 2010. Typically, a portion of our stock options vest immediately so there is an increase in stock option expense in the period when options are granted.

Intellectual property legal expenses increased by $0.2 million from the first quarter of 2009 to the first quarter of 2010 as we continue to expand and defend our technology base and patent portfolio.

Costs marked up and passed through to our collaborators Alnylam and Roche were at a similar level in the first quarter of 2010 to the first quarter of 2009.

Our research, development and collaboration expenses and laboratory equipment costs are reported net of funding from USAMRIID of $0.1 million in the first quarter of 2010 and $0.2 million in the first quarter of 2009.

Expenses—General and administrative. General and administrative expenses were $1.0 million for the first quarter of 2010 as compared to $1.0 million for the first quarter of 2009. There was a reclassification in the first quarter of 2010 of information systems costs out of general and administrative and into research, development and collaborations expenses. This decrease in the first quarter of 2010 was offset by a charge for a severance payment made to our former Vice President of Strategic Planning and Business Development.

In our 2009 Annual Report we provided guidance that we expect general and administrative expenses to decrease in 2010 as compared to 2009. We now expect to incur fees related to our planned listing on the NASDAQ Capital Market that were not budgeted and could result in an increase in total general and administrative expenses in 2010 as compared to 2009.

Amortization of intangible assets. Amortization of intangible assets expense was $0.3 million for the first quarter of 2010 unchanged from $0.3 million for the first quarter of 2009. There is an amortization charge of $0.25 million every quarter that relates to the $16.3 million in medical technology acquired through the business combination with Protiva on May 30, 2008 that is being amortized over 16 years. The balance of the amortization charge on intangible assets relates to software.

As covered in Operating and Financial Review and Prospects—Accounting Pronouncements Affecting Future Periods above, under US GAAP the medical technology acquired from Protiva will be retrospectively recorded as an expense at the time of acquisition and the ongoing quarterly amortization charge of $0.25 million would not apply.

Depreciation of property and equipment. Depreciation of property and equipment was $0.2 million for the first quarter of 2010 unchanged from $0.2 million for the first quarter of 2009.

Other income and (losses)—Interest income. Interest income was $0.02 million for the first quarter of 2010 as compared to $0.08 million for the first quarter of 2009. Cash investment balances and average interest rates are lower in the first quarter of 2010 as compared to the first quarter of 2009. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

Year ended December 31, 2009 compared to year ended December 31, 2008

For the fiscal year ended December 31, 2009, our net loss was $9.8 million ($0.95 per common share, basic and fully diluted) as compared to a net loss of $14.3 million ($1.76 per common share, basic and fully diluted) for 2008.

There are a number of factors contributing to changes in our results including some one time 2008 expenses linked to the acquisition of Protiva and a loss due to the impairment of goodwill.

Revenue. Revenue from research and development collaborations, licensing fees and milestone payments was $14.4 million in 2009 as compared to $11.7 million in 2008. Looking at collaborations revenue, the expiration of our research collaboration with Alnylam in August 2009 has been offset by expansion of manufacturing services provided to Alnylam and the expansion of our collaboration with Roche. Licensing fees and milestone payments revenue is lower in 2009 as compared to 2008 as up-front payments from Alnylam were fully amortized into revenue by the end of 2008 and the only 2009 receipt was an Alnylam milestone payment of $0.6 million.

Revenue is detailed in the following table:

	2009	2008
	(in millions CDN$)
Research and development collaborations
Alnylam	$8.8	$6.1
Roche	4.8	0.1
Other RNAi collaborators	0.2	0.3
Hana	—	0.1

Total research and development collaborations	13.8	6.6
Licensing fees and milestone payments from Alnylam	0.6	5.1

Total revenue	$14.4	$11.7

Alnylam revenue. Under an agreement with Alnylam they were required to make collaborative research payments at a minimum rate of US$2.0 million per annum for the provision of our research staff. This agreement expired on August 13, 2009 and we no longer receive research funding from Alnylam. We are, however, continuing to make LNP research and clinical trial batches for Alnylam under the Alnylam Manufacturing Agreement.

Under the Alnylam Manufacturing Agreement we are the exclusive manufacturer of any products required by Alnylam that utilize our technology through to the end of Phase 2 clinical trials. Under the Alnylam Manufacturing Agreement there is a contractual minimum payment for the provision of staff in each of the three years from 2009 to 2011 and Alnylam is reimbursing us for any external costs incurred. Revenue from external costs related to the Alnylam Manufacturing Agreement is being recorded in the period that Alnylam is invoiced for those costs except where we bear the risk of batch failure in which case revenue is recognized only once Alnylam accepts the batch. The total payment for the provision of staff from 2009 to 2011 is a minimum of $11.2 million. We are recognizing revenue for the provision of staff under the Alnylam Manufacturing Agreement based on actual staff hours provided.

We are eligible to receive up to US$16.0 million in milestones for each RNAi therapeutic advanced by Alnylam or its partners that utilizes our intellectual property, and royalties on product sales. On April 3, 2009 Alnylam announced that they had initiated a Phase 1 human clinical trial for ALN-VSP, a product candidate that utilizes our LNP technology. The initiation of the ALN-VSP Phase 1 clinical trial triggered a milestone payment of $0.6 million (US$0.5 million) that we received and recorded as revenue in 2009.

Roche revenue. Under the Roche Product Development Agreement dated May 2009 they are paying us for the provision of staff and for certain external costs incurred. We are recognizing revenue from the Roche Product Development Agreement in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total project hours. Revenue from external costs incurred under the Roche Product Development Agreement is recorded in the period that Roche is invoiced for those costs. The difference between service revenue recognized and cash received is being recorded in the balance sheet as accrued or deferred revenue, as appropriate, and as at December 31, 2009 there was $0.8 million of deferred revenue in this respect.

We earned $0.9 million (US$0.8 million) in research and development collaborations revenue during the first half of 2009 for work completed under a separate Roche Research Agreement.

Other RNAi collaborators. We have active research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb and Takeda.

Expenses—Research, development and collaborations. Research and development expenses increased to $17.8 million in 2009 as compared to $16.1 million in 2008 due, in part, to the following factors:

•	As a result of the business combination with Protiva completed on May 30, 2008, the level and cost of our research and development activities generally increased.

•	With the business combination our intellectual property portfolio and related expenses expanded.

•

Spending on our TKM-ApoB program was significantly higher in 2008 as compared to 2009. In 2008 we took TKM-ApoB through preclinical toxicology studies and the manufacture of drug product for human clinical trials. In 2009 our TKM-ApoB program moved into Phase 1 of clinical trials.

•	In 2009 TKM-PLK1 spending increased significantly over 2008 as we commenced preclinical toxicology studies and the manufacture of human clinical trial drug product.

•

Costs marked up and passed through to our collaborators were higher in 2009 as we supported a number of Alnylam products that utilize our LNP technology and in May 2009 our collaboration with Roche expanded into product development.

•

Research and development wage expenses increased significantly following the business combination on May 30, 2008 and continued to be higher in 2009 as staffing levels were maintained to support our two lead internal programs and two major collaborative partners, Alnylam and Roche. However, research and development total compensation expenses in 2008 were unusually high as stock based compensation was $0.3 million in 2009 as compared to $1.8 million in 2008. In 2008, our Board of Directors approved the accelerated vesting of all Tekmira stock options concurrent with the announcement of the business combination with Protiva.

Our research, development and collaboration expenses and laboratory equipment costs are reported net of funding from USAMRIID of $0.8 million in 2009 and $0.2 million in 2008.

Our research and development staff numbers have increased to 64 employees at December 31, 2009 (total staff of 78) as compared to 61 employees (total staff of 76) at December 31, 2008.

Research, development and collaborations expenses guidance for 2010. Research and development expenses are expected to increase in 2010 as we progress TKM-PLK1 and a new TKM-ApoB formulation into the clinic. Also, effective January 1, 2010, in line with our organizational structure, we will be classifying our information systems department costs and related overheads as research and development expenses instead of their former classification of general and administrative expenses.

General and administrative. General and administrative expenses decreased to $4.2 million in 2009 as compared to $4.4 million in 2008. General and administrative expenses increased with the addition of Protiva expenses following the business combination on May 30, 2008. This increase in expenses lessened as the two businesses were integrated.

General and administrative expenses guidance for 2010. In our 2009 Annual Report we provided guidance that we expect general and administrative expenses to decrease in 2010 as compared to 2009. We now expect to incur fees related to our planned listing on the NASDAQ Capital Market that were not budgeted and could result in an increase in total general and administrative expenses in 2010 as compared to 2009.

Termination and restructuring expenses. We did not have any termination and restructuring expenses in 2009 and the termination and restructing expenses were $3.2 million in 2008. In May 2008, as a condition of closing the business combination with Protiva, the employment contract of Tekmira’s Chief Executive Officer was terminated and an expense of $2.0 million was recorded. In October 2008, as part of the integration of the operations of Tekmira and Protiva, we completed a restructuring that resulted in a reduction in workforce of 15 employees and recorded an expense of $1.2 million.

Amortization of intangible assets. Amortization of intangible assets expense was $1.3 million in 2009 as compared to $0.8 million in 2008. Of the 2009 amortization charge $1.0 million relates to the $16.3 million in medical technology acquired through the business combination with Protiva on May 30, 2008 that is being amortized over 16 years (2008—$0.6 million). The balance of the amortization on intangible assets relates to software.

As covered in Operating and Financial Review and Prospects—Accounting Pronouncements Affecting Future Periods above, under US GAAP the medical technology acquired from Protiva will be retrospectively recorded as an expense at the time of acquisition and the ongoing quarterly amortization charge of $0.25 million would not apply.

Depreciation of property and equipment. Depreciation of property and equipment was $0.7 million in 2009 as compared to $0.6 million in 2008. Our results from May 30, 2008 forward include Protiva’s depreciation charges. Also, capital asset purchases and related depreciation has increased steadily in line with growth in the manufacturing side of our business.

Other income (losses)—Interest income. Interest income was $0.2 million in 2009 as compared to $0.9 million in 2008. Our average cash, cash equivalent and short-term investment balances were at similar levels in 2009 and 2008 but average interest rates were significantly lower in 2009 as compared to 2008. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

Other income (losses)—Impairment loss on goodwill. A down-turn in financial markets led us to carry out a goodwill impairment test as at September 30, 2008. Based on Tekmira’s market capitalization as at September 30, 2008 we determined that the fair value of goodwill arising from the acquisition of Protiva was negligible and an impairment loss of $3.9 million, the full value of goodwill, was recorded in the Consolidated statement of operations and comprehensive loss. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Operating and Financial Review and Prospects—Critical Accounting Policies” for further discussion of goodwill valuation.

Other income (losses)—Foreign exchange gains (losses). Foreign exchange gains (losses) showed losses of $0.4 million in 2009 as compared to gains of $2.1 million in 2008. The foreign exchange gains in 2008 relate largely to the positive effect on our US denominated cash investments and accounts receivable from the strengthening of the US dollar as compared to the Canadian dollar. Conversely, foreign exchange losses in 2009 relate to the weakening of the US dollar as compared to the Canadian dollar.

Towards the end of 2008 we converted the majority of our US dollar cash and cash equivalent holdings into Canadian dollars which reduced our exposure to foreign exchange rate fluctuations in 2009. We will continue to hold only working capital levels of US dollars. However, as a large portion of our revenues and expenses are in US dollars, exchange rate fluctuations will continue to create gains or losses as we continue holding US denominated cash, cash investments, accounts receivable and accounts payable.

Year ended December 31, 2008 compared year ended December 31, 2007

For the fiscal year ended December 31, 2008, our net loss was $14.3 million ($1.76 per common share, basic and fully diluted) as compared to a net loss of $2.6 million ($0.54 per common share, basic and fully diluted) for 2007.

There are a number of factors contributing to changes in our results including the inclusion of Protiva’s results from May 30, 2008, the date Protiva was acquired, some additional expenses linked to the acquisition of Protiva and the impairment loss on goodwill.

Revenue. Revenue from research and development collaborations, licensing fees and milestone payments was $11.7 million in 2008 as compared to $15.8 million in 2007. In 2008 most of our revenue was from our partnership with Alnylam whereas in 2007 we also had significant revenues from our partnership with Hana. The business combination with Protiva brought in some new collaborative partner revenue streams.

Revenue is detailed in the following table:

	2008	2007
	(in millions CDN$)
Research and development collaborations
Alnylam	$6.1	$5.9
Hana	0.1	0.5
Other RNAi collaborators	0.5	—

Total research and development collaborations	6.6	6.4

Licensing fees and milestone payments
Alnylam	5.1	5.0
Hana	—	4.1
Aradigm	—	0.2

Total licensing fees and milestone payments	$5.1	$9.4

Total revenue	$11.7	$15.8

Alnylam revenue. During 2007 and 2008 we were reimbursed by Alnylam for external costs and the provision of staff under various research, licensing and manufacturing agreements.

Under a licensing agreement with Alnylam we received an up-front licensing payment of $9.4 million (US$8.0 million). Under a license agreement with the University of British Columbia, or UBC, we made a milestone payment of $0.9 million in respect of the up-front payment from Alnylam. The up-front payment and the milestone payment were deferred and were amortized on a straight-line basis to revenue and expense respectively to December 31, 2008, the period over which we provided research support under a certain licensing agreement.

Hana revenue. On May 6, 2006, we signed a number of agreements with Hana including the grant of worldwide licenses pursuant to a license agreement we refer to as the Hana License Agreement for our targeted chemotherapy products, Marqibo, Alocrest and Brakiva. Under the Hana License Agreement, Hana paid a non-refundable up-front cash payment of $1.7 million (US$1.5 million) and issued 1,118,568 Hana shares to us, which we refer to as the Hana Up-front Payments. The value of the Hana shares on May 6, 2006, based on a share price of $12.34 (US$11.15) was $13.8 million (US$12.5 million) giving a total of $15.5 million (US$14.0 million) in Hana Up-front Payments.

We allocated $0.2 million as proceeds on the transfer of certain surplus laboratory equipment to Hana, resulting in no gain or loss on disposal. In accordance our revenue recognition policy, the remaining $15.3 million of the Hana Up-front Payments was deferred and was amortized into revenue from May 6, 2006 to December 31, 2007 by which time all services under a technology transfer agreement had been substantially completed.

Other RNAi collaborators. We have active research agreements with a number of other RNAi collaborators including Bristol-Myers Squibb and Roche. Revenue under these agreements is being recognized on a percentage completion basis.

Aradigm revenue. On November 19, 2007, Aradigm announced that it would commence a Phase 2 trial of inhaled liposomal ciprofloxacin. We believe that the commencement of this trial in December 2007 triggered a $0.25 million (US$0.25 million) milestone payable by Aradigm. Aradigm’s management believes that its product does not use our technology as defined under the license agreement. The dispute over the initial milestone was resolved on February 13, 2008 when we signed an amendment to the licensing agreement with Aradigm. The amendment does not change our milestone and royalty eligibility under the original license agreement and Aradigm paid us $0.25 million on February 15, 2008. The amount was accrued as revenue in 2007, the period in which when we believe the milestone was triggered.

Expenses—Research and development. Research and development expenses increased to $16.1 million in 2008 as compared to $8.3 million in 2007. Inclusion of Protiva expenses from May 30, 2008, including TKM-ApoB and TKM-PLK1 project expenses and salary and infrastructure costs accounts for $7.1 million of the increase.

The majority of the increase in research and development external expenditures relate to our TKM-ApoB program, specifically preclinical toxicology costs and costs related to the purchase of GMP materials. Stock based compensation for research and development staff was $1.3 million in 2008 as compared to $0.3 million in 2007 as our Board of Directors approved the accelerated vesting of all Tekmira stock options concurrent with the announcement of the business combination with Protiva. Intellectual property legal expenses increased by $0.6 million over the prior year due to the expansion of our patent portfolio following the business combination with Protiva.

Salary and infrastructure costs also increased as a result of the business combination with Protiva. Staff numbers initially increased by about 75% as a result of the business combination although there was a subsequent post-integration reorganization in October. Our internal research and development staff numbers were 61 employees at December 31, 2008 (total staff of 76) as compared to 39 employees (total staff of 50) at December 31, 2007.

Expenses—General and administrative. General and administrative expenses were $4.4 million for 2008 as compared to $4.4 million for 2007. There were a number of off-setting changes in the composition of general and administrative expenses. Protiva expenses from May 30, 2008, the date of business combination, were $0.7 million. Stock based compensation for general and administrative staff was $0.4 million in 2008 as compared to $0.1 million in 2007 and in line with the increase noted above. Legal and professional fees were substantial in 2007 as we worked to complete the corporate reorganization on April 30, 2007. Legal and professional fees were similarly higher than normal in the period up to completion of the business combination with Protiva but these fees have been capitalized as they are a cost of acquisition of Protiva.

Termination and restructuring expenses. Termination and restructuring expenses were $3.2 million in 2008 and there were no termination and restructuring expenses in 2007. In May 2008, as a condition of closing the business combination with Protiva, the employment contract of Tekmira’s Chief Executive Officer was terminated and an expense of $2.0 million was recorded. In October 2008, as part of the integration of the operations of Tekmira and Protiva, we completed a restructuring that resulted in a reduction in workforce of 15 employees and recorded an expense of $1.2 million.

Amortization of intangible assets. Amortization of intangible assets expense was $0.6 million for 2008 and we did not have any amortization of intangible assets expense for 2007. The amortization relates to $16.3 million in medical technology acquired through the business combination with Protiva which is covered in Operating and Financial Review and Prospects—Overview above. The estimated useful life and amortization period of the Protiva medical technology is discussed in Operating and Financial Review and Prospects—Critical Accounting Policies above.

Depreciation of property and equipment. Depreciation of property and equipment was $0.8 million for 2008 as compared to $0.4 million for 2007. Our results from May 30, 2008 forward include Protiva’s depreciation charges. Also, capital asset purchases and depreciation thereof has increased in line with our growth since expanding our Alnylam collaboration early in 2007.

Other Income (Losses)—Interest income. Interest income was $0.9 million for 2008 and $1.0 million for 2007. Average cash, cash equivalent and short-term investment balances increased significantly as a result of both our business combination with Protiva and the related $10.0 million in new financing but average interest rates were lower in 2008 than in 2007. In the future, interest income will continue to fluctuate in relation to cash balances and interest yields.

Other Income (Losses)—Impairment loss on goodwill. The recent down-turn in financial markets led us to carry out a goodwill impairment test as at September 30, 2008. Based on Tekmira’s market capitalization as at September 30, 2008 we determined that we did not have any fair value of goodwill arising from the acquisition of Protiva but an impairment loss of $3.9 million, the full value of goodwill, which was recorded in the consolidated statement of operations and comprehensive loss. See Operating and Financial Review and Prospects—Critical Accounting Polices above for further discussion of goodwill valuation.

Other Income (Losses)—Foreign exchange and other gains (losses). Foreign exchange and other gains (losses) showed gains of $2.1 million for 2008 as compared to losses of $1.0 million for 2007. The foreign exchange gains in 2008 relate largely to the positive effect on our US denominated cash investments and accounts receivable from the strengthening of the US dollar as compared to the Canadian dollar. A weakening US dollar in 2007 had the opposite effect.

Towards the end of 2008 we converted the majority of our US dollar cash and cash equivalent holdings into Canadian dollars to reduce our future exposure to foreign exchange rate fluctuations. However, as a large portion of our revenues and expenses are in US dollars, exchange rate fluctuations will continue to create gains or losses as we expect to continue holding US denominated cash, cash investments, accounts receivable and accounts payable.

Liquidity and Capital Resources

Tekmira has financed its operations through the sales of shares, debt, revenues from research and development collaborations and licenses with corporate partners, interest income on funds available for investment, and government grants and tax credits.

We believe that our current funds on hand plus expected interest income and funds from our collaborative partners and the US Government will be sufficient to continue our product development into 2012. See “Risk Factors”.

Tekmira has historically maintained its liquidity and has funded its operations primarily from the sale of its common shares and may continue to rely on its ability to raise additional capital through the issuance of common shares, which may have a dilutive effect on our shareholders, to fund its operations. If we choose to raise additional funding, there is no assurance that we will be able to secure outside sources of capital in an amount that is sufficient for us to undertake our plan of operations. If future equity financing cannot be raised, our activities may be curtailed and this may adversely affect our ability to carry out our business strategy. We do not currently have any debt financing and we have not established bank financing arrangements. There can be no assurance that additional financing, if required, will be available to us on acceptable terms or at all.

Cash flows for the second quarter and first half of 2010 (unaudited) compared to second quarter and first half of 2009 (unaudited)

At June 30, 2010, we had cash and cash equivalents of approximately $18.2 million as compared to $24.4 million at December 31, 2009.

Operating activities used cash of $0.1 million in the second quarter of 2010 as compared to $1.8 million in the second quarter of 2009. Operating activities used cash of $5.5 million in the first half of 2010 as compared to $2.9 million in the first half of 2009. The $2.3 million increase in non-cash working capital relates largely to a decrease in accounts payable and accrued liabilities as we paid off what was a particularly high level of material and contract purchases made towards the end of 2009. Excluding changes in non-cash working capital and deferred revenue, cash used in operating activities in the first half of 2010 was $7.1 million as compared to $3.4 million in the first half of 2009 reflecting lower revenue and a higher level of research and development spending in the first half of 2010. Deferred revenue increased by $4.0 million in the first half of 2010 as compared to an increase of $1.7 million in the first half of 2009. The primary reason for this increase was the $3.2 million May 2010 payment from BMS related to the signing of a new collaborative agreement as discussed earlier.

Net cash used in investing activities was $0.2 million in the second quarter of 2010 as compared to $14.6 million in the second quarter of 2009. Net cash used in investing activities was $0.7 million in the first half of 2010 as compared to $9.7 million in the first half of 2009. In 2009 we made some investments in bankers’ acceptances that have a maturity of greater than three months and are therefore classified as short-term investments as opposed to cash. We are currently investing our excess cash in a high-interest savings account, bankers’ acceptances and government bonds all with a maturity of less than three months. Property and equipment cash outflows in both the first half of 2009 and 2010 relate largely to facility improvements and manufacturing equipment. We are nearing the completion of upgrades to our in-house clean room facility and expect to be manufacturing clinical supplies in this clean room, for ourselves and our partners before the end of the year. Manufacturing in-house will give us more flexibility and more control over our manufacturing process and timelines.

Cash flows for the first quarter of 2010 (audited) compared to the first quarter of 2009 (unaudited)

At March 31, 2010, we had cash and cash equivalents of $18.5 million as compared to $24.4 million at December 31, 2009.

Operating activities used cash of $5.4 million in the first quarter of 2010 as compared to cash used of $1.1 million in the first quarter of 2009. The $1.8 million increase in non-cash working capital relates largely to a decrease in accounts payable and accrued liabilities as we paid off what was a particularly high level of material and contract purchases made near the end of 2009. Excluding changes in non-cash working capital, cash used in operating activities in the first quarter of 2010 was $3.6 million as compared to $1.5 million in the first quarter of 2009 reflecting a higher level of research and development spending in the first quarter of 2010.

Net cash provided used in investing activities was $0.6 million in the first quarter of 2010 as compared to net cash provided by investing activities of $4.9 million in the first quarter of 2009. Proceeds from short-term investments were $5.7 million in the first quarter of 2009 as we moved maturing short-term investments into a high interest savings account with a major Canadian bank. The high-interest savings account is classified as “cash and cash equivalents” in our balance sheet. Property and equipment in both the first quarter of 2009 and 2010 relates largely to facility improvements and manufacturing equipment. We are nearing the completion of upgrades to our in house clean room facility and expect to be manufacturing clinical supplies in this clean room, for ourselves and our partners before the end of 2010. Manufacturing in-house will give us more flexibility and more control over our manufacturing process and timelines.

Cash flows for the year ended December 31, 2009 compared to the year ended December 31, 2008

At December 31, 2009, we had cash, cash equivalents and short-term investments of approximately $24.4 million as compared to $31.9 million at December 31, 2008.

Operating activities used cash of $5.5 million in 2009 as compared to cash used of $10.3 million in 2008. The $1.6 million increase in non-cash working capital for 2009 relates largely to an increase in accounts payable and accrued liabilities as there was a particularly high level of materials and contract purchases during 2009. Excluding changes in non-cash working capital, cash used in operating activities in 2009 was $7.1 million as compared to $9.0 million in 2008. Our loss in 2008 was $4.5 million higher than in 2009 but included a $3.9 million non-cash impairment of goodwill charge.

Net cash provided by investing activities was $4.0 million in 2009 as compared to net cash provided by investing activities of $3.9 million in 2008. Proceeds from short-term investments were $5.7 million in 2009 as we moved maturing short-term investments into a high interest savings account with a major Canadian bank. The high-interest savings account is classified as “cash and cash equivalents” on our balance sheet. Property and equipment spending of $1.6 million in 2009 relates largely to facility improvements and manufacturing equipment.

Net cash provided by financing activities was negligible in 2009 as compared to $9.9 million 2008. The only financing activity in 2009 was from the exercise of stock options. In 2008, concurrent with the business combination with Protiva on May 30, 2008, we completed a private placement of 416,667 of our common shares for $5.0 million with Alnylam and a private placement of 416,667 of our common shares for $5.0 million with a Roche affiliate.

Cash flows for the year ended December 31, 2008 compared to the year ended December 31, 2007

At December 31, 2008, we had cash, cash equivalents and short-term investments of approximately $31.9 million as compared to $20.9 million at December 31, 2007.

Operating activities used cash of $10.3 million in 2008 and as compared to $3.3 million in 2007. Excluding changes in deferred revenue and non-cash working capital, cash used in operating activities in 2008 was $9.0 million and was $1.6 million in 2007. The $4.6 million decrease in deferred revenue in 2008 largely relates to the amortization of Alnylam’s up-front payment under our license agreement with Alnylam. The $3.3 million decrease in non-cash working capital in 2008 is partly the result of a lower Alnylam accounts receivable balance at the end of 2008 as compared to the end of 2007. Accounts receivable from Alnylam at December 31, 2007 were unusually high as a number of invoices for drug batches were issued to Alnylam shortly before year end. Also, current liabilities at December 31, 2008 were unusually high as a result of accruing severance for Tekmira’s former chief executive officer. The severance is being paid out over time as salary continuance.

Net cash provided by investing activities was $3.9 million in 2008 as compared to $1.3 million of cash used in 2007. We acquired $3.4 million in cash through the business combination with Protiva on May 30, 2008 and have netted $0.9 million in business acquisition costs against this cash balance for presentation purposes. We also acquired $8.3 million in short-term investments with our acquisition of Protiva and of this amount $2.6 million was converted to cash before the end of 2008. Capital expenditures were $1.2 million in 2008 as compared to $1.4 million in 2007. In both 2007 and 2008 we purchased laboratory and manufacturing equipment and continued our upgrade of information technology systems. Capital spending in 2009 is expected to increase as we are undertaking facility improvements.

Net cash provided by financing activities was $9.9 million in 2008 as compared to $20.1 million 2007. The principle financing activities occurring in 2007 and 2008 were as follows:

•

On February 20, 2007, we completed a public offering of 1,035,000 shares at a price of $15.50 per common share (figures are after adjusting for the April 30, 2007 2-1 share consolidation and November 2, 2010 5-1 share consolidation). After paying underwriters commission and other offering expenses, the offering generated net cash of $14.9 million;

•	We received a capital contribution of $5.2 million as a result of our April 30, 2007 corporate reorganization, all of which was paid to certain contingent debtors of the Company; and

•

Concurrent with the business combination with Protiva on May 30, 2008, we completed a private placement of 416,667 of our common shares for US$5.0 million ($5.0 million, $12.00 per share) with Alnylam and a private placement of 416,667 of our common shares for $5.0 million ($12.00 per share) with a Roche affiliate.

Financial Instruments

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our assets and liabilities. We invest our cash reserves in a high interest savings account and in bankers’ acceptances with varying terms to maturity (not exceeding two years) issued by major Canadian banks, selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. Investments with a maturity greater than three months are classified in our Balance Sheet as held-for-trading short-term investments and are recorded at cost plus accrued interest. The fair value of our cash investments as at June 30, 2010 is at least equal to the face value of those investments and the value reported in our Balance Sheet. Due to the relatively short-term nature of the investments that we hold, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio. We purchase goods and services in both Canadian and US dollars and earn a significant portion of our revenues in US dollars. We manage our US dollar currency risk by using cash received from US dollar revenues to pay US dollar expenses and by limiting holdings of US dollar cash and cash equivalent balances to working capital levels. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Material Commitments for Capital Expenditures

As at the date of this Prospectus our only material commitments to capital expenditure are for lab and manufacturing equipment related to our TKM-Ebola program and we expect these purchases to be reimbursed by the US Government as the contractor for this program. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Property, plant and equipment”.

Research and Development, Patents and Licences

Cost associated with our research, development, patents and licences are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Operating result and - Business Overview”.

Trend Information

The following table presents our quarterly results of operations for each of our last eight quarters. Except for the first quarter of 2010 which is audited, this data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

The quarterly results shown below include the results of Protiva from date of acquisition, May 30, 2008.

(in millions CDN$, except per share data)

	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010
Revenue	$4.2	$3.1	$2.9	$3.8	$3.3	$4.5	$2.5	$2.3
Net (loss)	(6.0)	(3.1)	(2.1)	(2.3)	(2.8)	(2.6)	(4.4)	(4.2)
Basic and diluted net (loss) per share	$(0.58)	$(0.29)	$(0.20)	$(0.22)	$(0.27)	$(0.25)	$(0.43)	$(0.41)

Quarterly Trends. Our revenue is derived from research and development collaborations, licensing fees and milestone payments. Over the past two years, our principal sources of revenue have been our Alnylam partnership entered into in March 2006 and our Roche partnership which was expanded in May 2009. Revenue from our Roche collaboration increased throughout 2009 to $2.3 million in the fourth quarter of 2009 when we manufactured a number of batches of drug. Revenue from our Alnylam collaboration was also higher than usual in the fourth quarter of 2009 when the balance of deferred revenue related to minimum FTE payments for the year was brought into revenue. In the first quarter of 2010 Alnylam revenue was relatively low as fewer batches were requested for manufacture and in the second quarter of 2010 Roche program activity and revenue was relatively low. We expect revenue to continue to fluctuate particularly due to the variability in demand for our manufacturing services and timing of milestone receipts.

Net loss in the third quarter of 2008 includes a $3.9 million charge for the impairment of goodwill arising on the acquisition of Protiva and increased research and development expenses related to our TKM-ApoB program.

Net loss in the fourth quarter of 2008 includes $1.2 million in restructuring costs as we reduced our workforce by 15 employees as part of the integration of the operations of Tekmira and Protiva. The fourth quarter of 2008 also includes $1.3 million in foreign exchange gains largely due to the positive effect on our US denominated cash investments and accounts receivable from the strengthening of the US dollar as compared to the Canadian dollar.

Net loss in the first quarter of 2009 was less than the fourth quarter of 2008 loss as our focus was on writing an IND application for our TKM-ApoB program. Net loss in the second quarter of 2009 includes a bonus pay-out following the successful filing of our TKM-ApoB IND application and signing a product development agreement with Roche.

Net losses from the third quarter of 2009 onwards have generally increased due to increased spending on our TKM-ApoB and TKM-PLK1 programs. In particular, in the first quarter of 2010 and the second quarter of 2010, we were manufacturing materials for preclinical and clinical trials and conducting toxicology studies in preparation for clinical development of both programs.

Our results for the first and second quarters of 2010 are discussed in further detail above.

Off-Balance Sheet Arrangements

Debt retirement. We had a contingent obligation that arose through a Purchase and Settlement Agreement dated June 20, 2006 whereby we retired exchangeable and development notes in exchange for contingent consideration including certain future milestone and royalty payments from Hana. Concurrent with signing the second amendment of the license agreement with Hana we signed a Waiver and Release with certain contingent creditors, the “Former Noteholders”. The balance of the contingent obligation related to the Hana milestones and royalties immediately prior to signing the Waiver and Release was US$22,835,476. As per the terms of the Waiver and Release in September and October 2010 we paid the Former Noteholders $5,916,750

(US$5,750,000) in full settlement of the contingent obligation. Our September 30, 2010 accounts payable balance includes $591,675 (US$575,000) related to the Waiver and Release and this amount was paid out on October 7, 2010. Following the $591,675 payment on October 7, 2010 we have no further obligation to the Former Noteholders and will retain any future milestones or royalties received from Hana.

Protiva promissory notes. Before being acquired by Tekmira, on March 25, 2008 Protiva declared a dividend of US$12.0 million. The dividend was paid by Protiva issuing promissory notes on May 23, 2008. Recourse against Protiva for payment of the promissory notes is limited to Protiva’s receipt, if any, of up to US$12.0 million in payments from a third party. Protiva is obligated to pay these funds, if and when it receives them, to the promissory note holders. As contingent obligations that would not need to be funded by Tekmira, the US$12.0 million receivable and the related promissory notes payable are not included in our consolidated balance sheet.

Tabular Disclosure of Contractual Obligations

The following table sets forth Tekmira’s contractual obligations as at December 31, 2009:

Payments due by period (in millions of dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	—	—	—	—	—
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations(1)	5.8	1.2	2.4	2.2	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Total	5.8	1.2	2.4	2.2	—

(1)	The operating lease for our laboratory and office premises expires in July 2014 but we have the option to extend the lease to 2017 and then to 2022 and then to 2027. The operating lease obligations shown above are net of sublease income.

DIRECTORS AND EXECUTIVES

The following table sets forth information relating to our directors and executives as at the date of this Prospectus:

Name	Residence	Position
Michael J. Abrams(2)(4)	Custer, Washington, U.S.A.	Director

Arthur M. Bruskin(3)(4)	Huntington Station, New York, U.S.A.	Director

Kenneth Galbraith(1)(3)	Surrey, British Columbia, Canada	Director

Donald G. Jewell(1)	West Vancouver, British Columbia, Canada	Director

Frank Karbe(1)	Mill Valley, California, U.S.A.	Director

Daniel Kisner(2)(3)(4)	Rancho Santa Fe, California, U.S.A.	Director (Chairman)

R. Ian Lennox(2)	Jupiter, Florida, U.S.A	Director

Mark J. Murray	Seattle, Washington, U.S.A.	President, Chief Executive Officer and Director

Ian C. Mortimer	North Vancouver, British Columbia, Canada	Executive Vice President, Finance and Chief Financial Officer

Ian MacLachlan	Mission, British Columbia, Canada	Executive Vice President and Chief Scientific Officer

Peter Lutwyche	Vancouver, British Columbia, Canada	Senior Vice President, Pharmaceutical Development

Paul Brennan	White Rock British Columbia, Canada	Senior Vice President Business Development

R. Hector MacKay-Dunn, Q.C.	Vancouver, British Columbia, Canada	Corporate Secretary

(1)	Member of Audit Committee.
(2)	Member of Executive Compensation and Human Resources Committee.
(3)	Member of Corporate Governance and Nominating Committee.
(4)	Member of the Science Committee.

Mark J. Murray, Ph.D., President, Chief Executive Officer and Director. Dr. Murray joined Tekmira in May 2008 concurrent with the closing of the business combination between Tekmira and Protiva. He previously was the President and CEO and founder of Protiva since its inception in 2000. Dr. Murray has over 20 years of experience in both the R&D and business development and management facets of the biotechnology industry. Dr. Murray held senior management positions at ZymoGenetics and Xcyte Therapies prior to joining Protiva. Since entering the biotechnology industry Dr. Murray has successfully completed numerous and varied partnering deals, directed successful product development programs, been responsible for strategic planning programs, raised over $30 million in venture capital and executed extensive business development initiatives in the US, Europe and Asia. During his R&D career, Dr. Murray worked extensively on three programs that resulted in FDA approved drugs, including the first growth factor protein approved for human use, a program he led for several years following his discovery. Dr. Murray obtained his Ph.D. in Biochemistry from the Oregon Health Sciences University and was a Damon Runyon-Walter Winchell post-doctoral research fellow for three years at the Massachusetts Institute of Technology.

Daniel Kisner, M.D., Chairman. Dr. Kisner is currently a Venture Partner at Aberdare Ventures. Prior to Aberdare, Dr. Kisner served as President and CEO of Caliper Technologies, a leader in microfluidic lab-on-a-chip technology. He led Caliper from a technology-focused start up to a publicly traded, commercially oriented organization. Prior to Caliper, he was President and COO of Isis Pharmaceuticals, Inc. Previously, Dr. Kisner was Division VP of Pharmaceutical Development for Abbott Laboratories and VP of Clinical Research and Development at SmithKline Beckman Pharmaceuticals. In addition, he held a tenured position in the Division of Oncology at the University of Texas, San Antonio School of Medicine and is certified by the American Board of Internal Medicine in Internal Medicine and Medical Oncology. Dr. Kisner holds a B.A. from Rutgers University and an M.D. from Georgetown University.

Michael J. Abrams, Ph.D., Director. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984, Dr. Abrams joined Johnson Matthey plc and in 1991, was promoted to Manager, Biomedical Research, worldwide for Johnson Matthey. In June 1996 Dr. Abrams initiated the Canadian venture-backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the Lantheus technetium-99m heart imaging agent, Cardiolite and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 15 patents and has authored over 60 scientific articles. Dr. Abrams served as President, Chief Executive Officer and director of AnorMED Inc. until May 2006 and as a director of Migenix Inc. until August 2008 and is currently a director for the Centre for Drug and Research Development and viDA Therapeutics Inc. and Chairman for Indel Therapeutics Inc. In 2009, Dr. Abrams joined Inimex Pharmaceuticals as President and CEO. He is also an Adjunct Professor at the University of British Columbia.

Arthur M. Bruskin, Ph.D., Director. Dr. Bruskin is currently an independent consultant in the biotechnology and pharmaceutical industry. He earned his BA and MA (Microbiology) at the University of Connecticut and his Ph.D. (Biology) at Indiana University. Following his postdoctoral training at the University of California, San Francisco, Dr. Bruskin took a position at Applied Biotechnology (ABT), a Cambridge, MA biotechnology company where he was responsible for their cancer therapeutic program from 1987 to 1991. Following the merger of ABT with Oncogene Science in 1991 (now OSI Pharmaceuticals (NASDAQ:OSIP)), Dr. Bruskin held a variety of positions at OSI including Executive Vice President, Global Research. Dr. Bruskin was responsible for all of OSI’s preclinical research in the areas of Oncology and Diabetes and was involved in the discovery and development of Tarceva. After leaving OSI in 2002, Dr. Bruskin has been the Chief Scientific Officer of Interpath Pharmaceuticals Inc. (2005-2006) and the Chief Operating Officer of Eutropics Pharmaceuticals Inc. (2006-2008) and part-time Chief Scientific Officer at America Stem Cell, Inc., a privately held biotechnology company (2009-2010).

Kenneth Galbraith, C.A., Director. Mr. Galbraith is currently a General Partner at Ventures West. He joined Ventures West in 2007 and leads the firm’s biotechnology practice. Prior to joining Ventures West, Mr. Galbraith was Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Previously, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases, retiring in 2000 from his position as Executive VP and CFO. Mr. Galbraith was a founding Director of the BC Biotechnology Alliance and served as Chairman of the Canadian Bacterial Diseases Network, one of Canada’s federally-funded Networks for Centers of Excellence (NCE). He was also a Director of the Michael Smith Foundation for Health Research and the Fraser Health Authority. He currently serves on the Board of Directors of a number of private biotechnology companies as well as the Vancouver Aquarium Marine Science Centre, one of the world’s leading aquariums and Genome BC and has previously served on the Board of Directors of a number of NASDAQ-listed biotechnology companies, including Cardiome Pharma and Angiotech Pharmaceuticals. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia and is a Chartered Accountant.

Donald G. Jewell, C.A., Director. Mr. Jewell is a Chartered Accountant with over 30 years of business experience. Mr. Jewell spent 20 years with KPMG and at the time of his departure, he was the managing partner in charge of KPMG’s management consulting practice in British Columbia. Until March 2010 Mr. Jewell was Chairman of Cal Investments Limited, a London based hedge fund. Mr. Jewell is currently the managing director of a private Canadian holding company; Trustee of two substantial Canadian private trusts; and on the Board of the trusts’ major operating companies. He is also on the Board of Directors of Lantic Inc.

Frank Karbe, Director. Mr. Karbe is currently the Executive Vice President and Chief Financial Officer of Exelixis, Inc., a NASDAQ-listed biotechnology company. Prior to joining Exelixis in 2004, Mr. Karbe worked as an investment banker for Goldman Sachs & Co., where he served most recently as Vice President in the healthcare group focusing on corporate finance and mergers and acquisitions in the biotechnology industry. Prior to joining Goldman Sachs in 1997, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom Kaufmann from the WHU—Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a US Masters of Business Administration).

R. Ian Lennox, M.B.A., Director. Mr. Lennox is currently Chairman and CEO of Ricerca Biosciences, LLC, a contract research organization for the pharmaceutical industry and he is also director of several life sciences companies in North America including Spectral Diagnostics Inc. From 2000 to 2004, Mr. Lennox held leadership positions at MDS Inc., or MDS, first as president and chief executive officer, drug discovery and development, and later as president and chief executive officer, pharmaceutical and biotechnology markets. Prior to joining MDS, Mr. Lennox was president and chief executive officer of Phoenix International Life Sciences, a NASDAQ-listed biotechnology company, and chairman and chief executive officer of Drug Royalty Corporation, a Toronto Stock Exchange listed company. From 1978 to 1997, Mr. Lennox held progressively senior managerial positions at Monsanto Company in the US, Europe and Latin America, including six years as president and chief executive officer of Monsanto (Canada), based in Toronto. Mr. Lennox has also served as director of a number of life sciences companies and charitable foundations in North America. Mr. Lennox holds an Honours B.S. degree in physiology and pharmacology and an M.B.A. from the University of Western Ontario. He has also completed the executive management program in finance at the Columbia School of Business.

Ian C. Mortimer, M.B.A., Executive Vice President, Finance and Chief Financial Officer. Mr. Mortimer became the Chief Financial Officer of Tekmira after its spin-out from Inex Pharmaceuticals Corporation in 2007 and has responsibilities for Finance, Legal Affairs and Investor Relations. From 2004 to 2007, Mr. Mortimer was Chief Financial Officer of Inex. From 1997 to 2004, Mr. Mortimer held positions of increasing responsibility at Inex including leading Inex’s investor relations efforts and evaluation of product in-licensing opportunities. In 2004, Mr. Mortimer was recognized as the Best Investor Relations Officer for a Small Cap Company in Canada. He has a B.Sc. in Microbiology from the University of British Columbia, an M.B.A. from Queen’s University and is a Certified Management Accountant.

Ian MacLachlan, Ph.D., Executive Vice President, Chief Scientific Officer. Dr. MacLachlan joined Tekmira in 2008 concurrent with the closing of the business combination between Tekmira and Protiva. Dr. MacLachlan was a founder of Protiva in 2000 and led Protiva’s R&D program since our inception. A graduate of the University of Alberta, where he received both his B.Sc. and Ph.D. in Biochemistry, Dr. MacLachlan spent two years at the Vienna Bio-Center where some of the first experiments in systemic gene delivery were performed. Following this, Dr. MacLachlan conducted postdoctoral research at the Howard Hughes Medical Institute at the University of Michigan in the laboratory of Dr. Gary Nabel, a pioneer in the development of DNA-based therapeutics. Active in molecular therapeutics for more than a decade, he joined Protiva after five years leading the development of the gene transfer technology at Inex Pharmaceuticals. Dr. MacLachlan has been an invited speaker on nucleic acid delivery at the National Institutes of Health, the

National Cancer Institute, numerous academic institutions and many major scientific meetings dealing with molecular therapy. He is a member of the New York Academy of Sciences, the Oligonucleotide Therapeutics Society and the American Society of Gene Therapy and serves on the Editorial Board of the journals Molecular Therapy and Oligonucleotides.

Peter Lutwyche, Ph.D., Senior Vice President, Pharmaceutical Development. Dr. Lutwyche joined Tekmira after the completion of the business combination between Tekmira and Protiva. Dr. Lutwyche joined Protiva in February 2008. His responsibilities at Tekmira include manufacturing, process development and quality control for all Tekmira product candidates as well as supporting Tekmira’s collaborative partners as they advance products that utilize Tekmira’s technology. Dr. Lutwyche is also responsible for human resources and information technology. Dr. Lutwyche joined Protiva from QLT Inc., where he was employed for ten years, most recently as Director, Pharmaceutical Development. During his tenure at QLT, Dr. Lutwyche contributed to the development and commercialization of Visudyne as well as leading manufacturing and chemistry efforts for numerous preclinical and clinical stage products. Prior to QLT, he was a research scientist at Inex Pharmaceuticals Corporation working with lipid-based formulations of nucleic acids and antibiotics. Dr. Lutwyche holds a Ph.D. in Chemistry from the University of British Columbia.

Paul Brennan, Senior Vice President, Business Development. Mr. Brennan joined Tekmira in September 2010. Mr. Brennan has over 20 years of experience working for pharmaceutical and biotechnology companies in general management, business development, marketing and regulatory affairs. Prior to joining Tekmira, Mr. Brennan was a principal at Pacific BioPartners, a consulting company focused on supporting biotechnology companies with general management and business development expertise. Prior to that he served as CEO of Altair Therapeutics, an emerging biopharmaceutical company based in San Diego, which focused on developing inhaled oligonucleotides for respiratory diseases. Prior to Altair, Mr. Brennan was Senior Vice President, Business Development at Aspreva Pharmaceuticals and was involved in the sale of Aspreva to Vifor Pharma for $915 million. Prior to Aspreva, Mr. Brennan was at AnorMED where he held a number of roles including Acting President during which time he was involved in the sale of AnorMED to Genzyme for $580 million. Mr. Brennan has also held senior positions in business development and regulatory affairs at AstraZeneca, where he worked in Sweden, the United Kingdom and Canada. Mr. Brennan has a MSc and BSc from Queen's University in Kingston, Ontario.

R. Hector MacKay-Dunn, Q.C., Corporate Secretary. Mr. MacKay-Dunn has served as our Corporate Secretary since May 2010. Mr. MacKay-Dunn is a Senior Partner at Farris, Vaughan, Wills & Murphy LLP. Mr. MacKay-Dunn advises and has served as a director and corporate secretary of private and public growth companies in a broad range of industries on domestic and cross-border private and public securities offerings, mergers and acquisitions, tender offers, and international partnering transactions. Mr. MacKay-Dunn was appointed Queen’s Counsel in 2003. Mr. MacKay-Dunn is the immediate past Chair of the British Columbia Innovation Council, the Province’s lead agency with the mandate to advance ideas into investment-ready companies in the areas of science and technology, a director of British Columbia Leading Edge Endowment Fund, British Columbia’s CDN $60 million program to attract top researchers to B.C.’s universities and LifeSciences BC and a former director of Genome British Columbia. Mr. Mackay-Dunn holds a B.A. and LL.B. from the University of British Columbia.

CORPORATE GOVERNANCE

We believe that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure they are appropriate. We are subject to the rules and policies of the Canadian provincial and federal securities regulators regarding audit committees, corporate governance and the certification of certain annual and interim filings. We have applied to list our common shares on the NASDAQ, and subject to us fulfilling all the listing requirements of the NASDAQ, we will be subject to the NASDAQ Listing Standards rules and related rules of the SEC (the “NASDAQ Rules”). The following disclosure of our approach to corporate governance outlines the various procedures, policies and practices that we and our Board of Directors have implemented to address the foregoing requirements and, where appropriate, reflect current best practices.

BOARD OF DIRECTORS

Our Board of Directors is responsible for supervising the management of the business and affairs of the Company. The Board establishes the overall policies and standards for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management. The Board approves strategic plans as well as major transactions such as collaborations, alliances, acquisitions and financings.

Our Board of Directors is currently composed of eight directors. Our Board of Directors has determined that seven of the eight members of the board are independent under the current requirements of the NASDAQ Rules and the rules and regulations of the Canadian provincial and federal securities regulatory authorities. Our independent directors are as follows: Daniel Kisner (Chair of the Board), Michael J. Abrams, Arthur M. Bruskin, Kenneth Galbraith, Donald G. Jewell, Frank Karbe, and R. Ian Lennox. Mark J. Murray is not independent as a result of being our President and Chief Executive Officer.

Our Board of Directors are kept informed of the Company’s operations at meetings of the Board and its committees, and through reports and analyses provided by management. The Board meets on a quarterly, regularly scheduled basis and more frequently as required. In addition, informal communications between management and directors occur apart from regularly scheduled Board and committee meetings. The Board holds regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Certain of our directors are presently directors of other public companies in Canada and the United States. Information as to such other directorships is set out in the biography of each director set out under the heading “Directors and Executives” in this Prospectus. Each biography also outlines the director’s relevant experience and expertise.

COMMITTEES OF OUR BOARD OF DIRECTORS

To assist in the discharge of its responsibilities, and in accordance with the NASDAQ Rules and the rules and regulations of the Canadian provincial and federal securities regulatory authorities, our Board of Directors currently has four committees: the Audit Committee, the Executive Compensation and Human Resources Committee, the Nominating and Corporate Governance Committee and the Science Committee.

Audit Committee

The members of our Audit Committee are Frank Karbe, Donald Jewell and Kenneth Galbraith, each of whom is a non-employee member of our Board of Directors. Mr. Karbe chairs the committee, and each of the members of the Audit Committee meet the financial expert requirements as currently set out under the NASDAQ Rules and the financial literacy requirements as currently set out under the rules and regulations of the Canadian provincial and federal securities regulatory authorities. Our Board of Directors has determined that each member of our Audit Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ Rules and the rules and regulations of the Canadian provincial and federal securities regulatory authorities.

Our Audit Committee acts on behalf of the Board of Directors in fulfilling the Board’s oversight responsibilities with respect to:

•	the Company’s corporate accounting, financial reporting practices and audits of financial statements;

•	the Company’s systems of internal accounting and financial controls;

•	the quality and integrity of the Company’s financial statements and reports; and

•	the qualifications, independence and performance of any firm or firms of certified public accountants or independent chartered accountants engaged as the Company’s independent outside auditors.

Our auditor and independent registered public accounting firm reports directly to our Audit Committee. Specific responsibilities of our Audit Committee include:

•

overseeing the work of our auditor and independent registered public accounting firm engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

•

evaluating the performance, and assessing the qualifications, of our auditor and independent registered public accounting firm and recommending to our Board of Directors the appointment of, compensation for, or replacement of our auditor and independent registered public accounting firm for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services;

•	subject to applicable corporate and regulatory rules, determining and approving the engagement of, and compensation to be paid to, our auditor and independent registered public accounting firm;

•

determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our auditor and independent registered public accounting firm to perform any proposed permissible non-audit services;

•

reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our Board of Directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our Board of Directors;

•	conferring with our auditor and independent registered public accounting firm and with management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•

reviewing and discussing with our management and auditor and independent registered public accounting firm, as appropriate, our guidelines and policies with respect to investment risk assessment and risk management, including our major financial risk exposures and investment and hedging policies, and the steps taken by our management to monitor and control these exposures.

A copy of our Audit Committee’s charter is available on our website at www.tekmirapharm.com. The Company has also adopted a Whistleblower Policy, which is also available on our website at www.tekmirapharm.com.

Executive Compensation and Human Resources Committee

The members of our Compensation Committee are R. Ian Lennox, Michael Abrams and Daniel Kisner. Mr. Lennox chairs the committee. Our Board of Directors has determined that each member of our Compensation Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ Rules and as defined in the rules and regulations of the Canadian provincial and federal securities regulatory authorities.

Specific responsibilities of our Compensation Committee include:

•	reviewing and making recommendations to our Board of Directors the compensation for our chief executive officer and other executive officers, including:

•	annual base salary;

•	annual incentive bonus, including the specific goals and amount;

•	equity compensation;

•	employment agreements, severance arrangements and change in control agreements/provisions; and

•	any other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our Board of Directors regarding overall compensation plans and structure;

•

reviewing and making recommendations to our Board of Directors regarding the compensation to be paid to our non-employee directors, including any retainer, committee and committee chair fees and/or equity compensation;

•	preparing disclosure on executive compensation included in the Company’s public filings; and

•	acting as administrator of our share option plan (and other equity based plans established from time to time).

A copy of our Compensation Committee’s charter is available on our website at www.tekmirapharm.com.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Kenneth Galbraith, Arthur Bruskin and Daniel Kisner. Mr. Galbraith chairs the committee. Our Board of Directors has determined that each member of our Nominating and Corporate Governance Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ Rules and as defined in the rules and regulations of the Canadian provincial and federal securities regulatory authorities.

Specific responsibilities of our Nominating and Corporate Governance Committee include:

•	establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the Board;

•

annually review, discuss and assess the performance of the Board, including Board committees, including an evaluation of the Board’s contribution as a whole and effectiveness in serving the best interests of the Company and its shareholders; specific areas in which the Board and/or management believe contributions could be improved; the appropriate size of the Board and overall Board composition and makeup; and

•

oversee all aspects of the Company’s corporate governance functions on behalf of the Board, including developing and reviewing a set of corporate governance principles applicable to our company, and periodically reviewing and assessing these principles and their application.

A copy of our Nominating and Corporate Governance Committee’s charter is available on our website at www.tekmirapharm.com.

Our Board of Directors is responsible for approving nominees for election as directors. However, as is described above, our Nominating and Corporate Governance Committee is responsible for reviewing, soliciting and recommending nominees to our Board of Directors. In evaluating prospective nominees, our Nominating and Corporate Governance Committee looks for the following minimum qualifications: strong business acumen, extensive previous experience as an executive or director with successful companies, the highest standards of integrity and ethics, and a willingness and ability to make the necessary time commitment to diligently perform the duties of a director. Nominees are selected with a view to our best interests as a whole, rather than as representative of any particular stakeholder or category of stakeholders. Our Nominating and Corporate Governance Committee will also consider the skill sets of the incumbent directors when recruiting replacements to fill vacancies in our Board of Directors. Our Board of Directors prefers a mix of experience among its members to maintain a diversity of viewpoints and ensure that our Board of Directors can achieve its objectives. When a vacancy on our Board of Directors occurs, in searching for a new director, the Nominating and Corporate Governance Committee will identify particular areas of specialization which it considers beneficial, in addition to the general qualifications, having regard to the skill sets of the other members of our Board of Directors. Potential nominees and their respective references are interviewed extensively in person by the Nominating and Corporate Governance Committee before any nomination is endorsed by that committee. All nominations proposed by the Nominating and Corporate Governance Committee must receive the approval of our Board of Directors.

Our Board of Directors will also consider any director nominees proposed by our shareholders. Our Board of Directors has not received any such shareholder nominations and, as a result, has not considered it necessary to develop separate formal procedures for the submission and review of nominations by shareholders. Shareholders may submit nominations to our Board of Directors by addressing a communication to the chair of the Nominating and Corporate Governance Committee and providing sufficient information to the committee to permit it to conduct an assessment of the qualifications of the proposed nominee, including biographical information about the candidate and his or her professional experience, confirmation of the candidate’s willingness to serve as a director, and complete contact information for the candidate and the nominating shareholder. As a matter of policy, our Nominating and Corporate Governance Committee is committed to giving due and fair consideration to proposed nominations submitted by our shareholders using the same criteria and processes as other nominations which come before the committee.

Science Committee

The members of our Science Committee are Arthur Bruskin, Michael Abrams and Daniel Kisner. Dr. Bruskin chairs the committee. Our Board of Directors has determined that each member of our Science Committee is an independent member of our Board of Directors under the current requirements of the NASDAQ Rules and as defined in the rules and regulations of the Canadian provincial and federal securities regulatory authorities.

Specific responsibilities of our Science Committee include:

•	review with management and report to the Board at least annually on the research programs of the Company and on relevant developments in the field of RNAi research;

•	at least one member of the Science Committee shall attend meetings of any external scientific advisory groups including the Scientific Advisory Board; and

•	review, discuss and assess periodically its own performance.

A copy of our Science Committee’s charter is available on our website at www.tekmirapharm.com.

CODE OF CONDUCT

We have adopted a Code of Business Conduct for Directors, Officers and Employees (a “Code of Conduct”). Our Code of Conduct is available on our website at www.tekmirapharm.com.

Our Board of Directors and management review and discuss from time to time the effectiveness of our Code of Conduct and any areas or systems that may be further improved. We have not filed a material change report that pertains to any conduct of any of our directors or executive officers that constitutes a departure from our code of conduct. If we make any substantive amendments to our Code of Conduct, or grant any waiver from a provision of our code of conduct to any of our executive officers or directors, we will promptly disclose the nature of the amendment or waiver on our website.

Tekmira complies with the relevant provisions under the Business Corporations Act (British Columbia) that deal with conflict of interest in the approval of agreements or transactions and our Code of Conduct sets out additional guidelines in relation to conflict of interest situations. Tekmira, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that one of our directors or officers may have.

Tekmira was founded on, and the business continues to be successful largely as a result of, a commitment to ethical conduct. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees compliance with our Code of Conduct to the extent possible. The Company has also adopted an Insider Trading Policy, which is also available on our website at www.tekmirapharm.com.

POSITION DESCRIPTIONS

Our entire Board of Directors is responsible for the overall governance of Tekmira. Any responsibility that is not delegated to senior management or a committee of our Board of Directors remains with the entire Board. Our Board of Directors has adopted position descriptions for our Chairman, Chief Executive Officer, and each of the Chairs of our Committees.

ORIENTATION AND CONTINUING EDUCATION

New Board members receive a director’s orientation including reports on the Company’s strategic plans and significant financial, accounting and risk management issues, and a copy of our Code of Conduct. Board meetings are periodically held at the Company’s facilities and combined with presentations by the Company’s senior management to give the directors additional insight into the main areas of the Company’s business.

Our senior management make regular presentations to our Board of Directors on the main areas of our business and updates our Board of Directors quarterly on our financial and operating performance. Our directors are encouraged to take relevant professional development courses.

PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS

There are no proposed undisclosed material transactions that have progressed to a state where the Company believes that the likelihood of completing such a transaction is high. We continue to evaluate opportunities to amplify and diversify our development portfolio through potential licensing, collaboration, acquisition or merger and acquisition activity.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds that we receive from the issue of our Securities will be used for working capital and general corporate purposes. We intend to use the funds as stated in the applicable Prospectus Supplement.

DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION

Authorized Capital

Our authorized share capital consists of an unlimited number of common shares without par value, of which 10,337,414 were issued and outstanding as at September 30, 2010, and an unlimited number of Preferred shares without par value of which none were issued and outstanding as at September 30, 2010. None of our shares are held by us or on behalf of us.

Tekmira has applied to list its common shares on the NASDAQ Capital Market. On November 2, 2010 Tekmira completed a 5 -to- 1 share consolidation in order that it might meet the NASDAQ’s minimum share price listing conditions. See “Explanatory Note Related to Share Consolidation”.

Concurrent with the completion of Tekmira’s acquisition in May 2008 of all outstanding shares of Protiva, Tekmira completed a private placement of shares with Alnylam and Roche. Under the share subscription agreements entered into in respect of this share purchase, under which Alnylam and Roche each purchased 416,667 common shares (833,333 shares in total), Alnylam and Roche were granted pre-emptive purchase rights. Accordingly, Tekmira may not issue any securities unless Alnylam and Roche are offered the right to purchase their pro rata share of the issuance. Certain share issuances are excluded form these pre-emptive subscription rights including share issuance under share incentive plans and acquisitions of control over another entity or its assets. Alnylam and Roche may only exercise their pre-emptive rights if the party exercising the rights holds at least 2% of the outstanding common shares of Tekmira as calculated on a non-dilutive basis. The pre-emptive rights granted to Alnylam and Roche expire at the end of May 2012. The 416,667 common shares purchased by each of Alnylam and Roche, if their holdings have remain unchanged, each represent approximately 4.0% of our outstanding common shares based on 10,337,414 common shares outstanding as at September 30, 2010.

Common Shares

The holders of our Common shares are entitled to receive notice of any meeting of our shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as our board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preferred shares. Our Common shares carry no pre-emptive or conversion rights, but, as noted above, certain contractual pre-emptive rights have been granted to Alnylam and Roche.

Preferred Shares

The Preferred shares of Tekmira may be issued from time to time in one or more series, each series comprising the number of shares, designation, rights, privileges, restrictions and conditions determined by the directors of Tekmira. The Tekmira Preferred shares are entitled to priority over the Common shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or a winding-up. The holders of Preferred shares are entitled to receive notice of any meeting of shareholders and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the directors of Tekmira.

Dividend Policy

We have not paid any dividends since our incorporation. We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements. It is the current policy of the board of directors to retain all earnings to finance our business plan.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with one or more other Securities.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants are denominated;

•	the number of Common Shares that may be purchased on the exercise of the Warrants and conditions and procedures that will result in an adjustment of that number;

•	the exercise price of the Warrants and the dates or periods during which the Warrants are exercisable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants; and

•	any other material terms of the Warrants.

Before the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of Common Shares. We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	the currency or currencies in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•

the number of Securities that may be purchased upon exercise of each Unit and the price at which the currency or currencies in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer, adjustment or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including:

•	the name or names of any underwriters, dealers, or agents,

•	the purchase price of, and form of consideration for, the Securities and the proceeds to us,

•	any delayed delivery arrangements,

•	any underwriting commissions, fees, discounts and other items constituting underwriters’ compensation,

•	the offering price for Securities (or the manner of determination thereof if offered on a non-fixed price basis),

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which the securities may be listed.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and Canadian provincial and federal securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may overallot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Any offering of Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants or Units may be sold and purchasers may not be able to resell Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants or Units or as to the liquidity of the trading market, if any, for the Warrants or Units.

PRICE RANGE AND TRADING VOLUME

Our common shares are listed on the TSX under the symbol “TKM” and we have applied to list our common shares on the NASDAQ. Listing on the NASDAQ will be subject to us fulfilling all the listing requirements of the NASDAQ. The following table sets forth, for the 12 month period prior to the date of this Prospectus, the reported high and low prices and the average volume of trading of the common shares on the TSX. The figures provided are after adjusting for a 5 -to- 1 share consolidation of Tekmira’s shares that occurred on November 2, 2010. See “Explanatory Note Related to Share Consolidation”:

Month	High	Low	Average Volume
November, 2009	$5.50	$4.55	9,360
December, 2009	$5.00	$4.00	6,760
January, 2010	$4.80	$3.55	15,460
February, 2010	$4.05	$3.45	6,320
March, 2010	$4.70	$3.45	9,820
April, 2010	$4.80	$4.30	8,260
May, 2010	$7.25	$4.50	28,260
June, 2010	$9.20	$5.50	24,240
July, 2010	$9.75	$6.25	32,340
August, 2010	$8.75	$7.30	8,520
September, 2010	$8.50	$6.30	9,560
October, 2010	$6.90	$5.80	12,356

PRIOR SALES

Except as disclosed below, no other Common Shares or securities exchangeable or convertible into Common Shares have been issued during the 12 month period preceding the date of this Prospectus.

The following table summarizes the issuance by us of stock options within the 12 month period preceding the date of this Prospectus. The figures provided are after adjusting for a 5 -to- 1 share consolidation of Tekmira’s shares that occurred on November 2, 2010. See “Explanatory Note Related to Share Consolidation”:

Date of grant	Number of options	Exercise price
January 28, 2010	190,050	$3.85
May 11, 2010	800	$4.80
June 1, 2010	420	$6.60
June 25, 2010	600	$7.05
August 9, 2010	200	$8.05
September 2, 2010	200	$7.90
September 7, 2010	20,000	$8.20
September 15, 2010	2,000	$7.05

The following table summarizes the issuance by us of our Common Shares pursuant to the exercise of stock options within the 12 month period preceding the date of this Prospectus. The figures provided are after adjusting for a 5 -to- 1 share consolidation of Tekmira’s shares that occurred on November 2, 2010. See “Explanatory Note Related to Share Consolidation”:

Date of exercise	Number of options	Exercise price
September 28, 2009	850	$1.50
October 9, 2009	100	$1.50
October 15, 2009	222	$1.50
October 15, 2009	600	$3.00
October 15, 2009	180	$1.70
October 16, 2009	600	$3.00
October 16, 2009	900	$1.80
January 22, 2010	133	$1.50
June 4, 2010	200	$3.85
June 4, 2010	422	$1.50
June 4, 2010	600	$5.60
June 7, 2010	630	$5.40
June 7, 2010	420	$3.00
June 7, 2010	1,050	$5.60
June 7, 2010	125	$3.85
June 7, 2010	250	$1.50
June 10, 2010	893	$5.60
July 8, 2010	240	$3.10
August 6, 2010	14	$1.50
August 6, 2010	200	$3.85
August 18, 2010	167	$4.75
August 18, 2010	111	$1.50
August 18, 2010	50	$3.85
August 26. 2010	1,700	$3.00
August 27. 2010	510	$3.10
August 27. 2010	1,111	$1.50

MATERIAL CONTRACTS

In addition to the material contracts disclosed in our annual information form dated March 31, 2010 for the fiscal year ended December 31, 2009, the following material contracts have been filed on SEDAR subsequent to the filing of our annual information form:

•	The Product Selection and IND Enabling Agreement with Roche described under “Our Business—Technology, product development and licensing agreements—Partnerships and Collaborations”

•

A first amendment to our licensing agreement with Hana described under “Our Business—Technology, product development and licensing agreements—Partnerships and Collaborations—Legacy Agreements—Hana Biosciences, Inc. license agreement”

•

The contract with the United States Government to advance an RNAi therapeutic utilizing our LNP technology to treat Ebola virus infection described under “Our Business—Technology, product development and licensing agreements—TKM - Ebola”

•

A second amendment to our licensing agreement with Hana described under “Our Business— Technology, product development and licensing agreements—Partnerships and Collaborations— Legacy Agreements—Hana Biosciences, Inc. license agreement”

•

A waiver and release agreement with certain of our contingent creditors described under “Our Business—Technology, product development and licensing agreements—Partnerships and Collaborations— Legacy Agreements—Hana Biosciences, Inc. license agreement”

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities by an investor who is a United States person (within the meaning of the United States Internal Revenue Code).

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement, certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by Farris, Vaughan, Wills & Murphy, LLP, with respect to matters of Canadian law, and Fenwick & West LLP, with respect to matters of United States law. The partners and associates of Farris, Vaughan, Wills & Murphy, LLP and Fenwick & West LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by Tekmira.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia. The Company’s transfer agent and registrar is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part:

•	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors KPMG LLP;

•	the consent of our Canadian counsel Farris, Vaughan, Wills & Murphy LLP;

•	powers of attorney from our directors and officers; and

•	Form F-X—Appointment of Agent for Service of Proceeds and Undertaking.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying Prospectus Supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus, the accompanying Prospectus Supplement or any amendment contains a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation in the purchaser’s province. If a particular offering of Securities is on a non-fixed price basis, this right may only be exercised within two business days after the receipt or deemed receipt of a Prospectus Supplement and any amendment thereof, irrespective of the determination at a later date of the purchase price of the Securities distributed. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.